

2011 ANNUAL REPORT
ROAD TO SUCCESS

OfficeMax®



Dear Shareholders:

2011 was a challenging year for OfficeMax®. In addition to a tough economic and competitive environment coupled with tepid customer demand, we also faced issues inherent to OfficeMax which we have largely corrected. We developed a long-term strategy, took significant steps toward rebuilding our talent and capabilities, and along the way have repositioned the company for improved performance in 2012 and beyond. Specifically, we strengthened the management team at various levels, continued to improve processes and systems, and restructured parts of our business to focus our resources and streamline the cost structure.

We now have a robust, clear strategic direction that has broad ownership and championship throughout the company, which we call our "Road to Success." The two major prongs of our strategy are, first, to strengthen and increase profitability in our core businesses in existing geographies; and second, to pilot and implement a series of strategic and disruptive moves intended to spur growth, address the strategic issues of unproductive retail space and formats, customer migration to online in certain categories, and margin gaps versus the leading office products player.

In addition to our strategic initiative to significantly enhance our Digital and multichannel capabilities, we are also investing in five key growth adjacencies expected to help strengthen the core business:

- **Jan/San**—This area includes cleaning and breakroom product essentials which are conducive to employee wellness and safety.

- **Small and Medium Business**—We have created a standalone sales unit to take advantage of this underpenetrated, high-margin market.

- **Technology & Document Solutions**—Services which are related to print and managing technology assets as more business customers seek cost-effective solutions rather than just products.

- **New Channels**—Managing the office supply category for retailers in order to expand our retail presence without investment in brick and mortar.

- **Mexico**—Continue to open additional stores in this growth market where we already have a strong position.

We engaged our employees at every level of the company to ensure ownership and alignment. As the momentum builds, I see the excitement of our team and feel their drive to make our plans come to fruition.

2012 is the year of action, relentless focus, and strong execution. Our leadership team is dedicated to driving the business with the highest sense of urgency to achieve consistent, predictable results, and allow us to fulfill our core mission to provide workplace innovation that enables customers to work better. I am encouraged that we are seeing some stabilization in the business as we navigate this "Road to Success," and I believe that the journey will lead us to a strong, diverse company that creates significant long-term shareholder value.

Sincerely,

RAVI SALIGRAM

President and Chief Executive Officer
March 2012

OfficeMax® Road to Success

FINANCIAL PERFORMANCE

Sustainable Profitable Growth

2012	2013–2015	2016 & BEYOND
STRENGTHEN FOUNDATION	GAIN MOMENTUM	PROFITABLE GROWTH

CUSTOMER SATISFACTION

Creating "Win-Win" Relationships with Customers

- CUSTOMER SEGMENTATION
- MULTI-CHANNEL EXPERIENCES
- ENHANCE WORKPLACE EXPERIENCE

STRATEGIC AND OPERATIONAL INITIATIVES

- IMPROVE STORE PRODUCTIVITY
- DRIVE SALES FORCE PRODUCTIVITY
- DEVELOP DIGITAL GROWTH ENGINE
- ACCELERATE FIVE GROWTH ADJACENCIES
- PURSUE TUCK-IN ACQUISITIONS
- FOCUS I.T. SPEND ON GROWTH ENABLERS
- LEVERAGE PARTNERSHIPS & ALLIANCES
- ACHIEVE POSITIVE FREE CASH FLOW
- CONTINUE TO DRIVE COST EFFICIENCIES
- IMPROVE INTERNATIONAL PROFITABILITY

LEARNING, GROWTH, PEOPLE

Leadership and Teamwork

- STRONG EXECUTION
- COMMITTED TO INNOVATION
- SERVICE ORIENTATION
- TOP TALENT

Workplace innovation that enables customers to work better.

Executive Team Profile



JIM BARR, Executive Vice President and Chief Digital Officer

Jim Barr joined OfficeMax in November 2011. He is responsible for all aspects of the company's e-commerce business and for driving its multi-channel digital strategy. Prior to joining OfficeMax, Mr. Barr was chief executive officer of an e-commerce consulting firm and, prior to that position, president of Sears Holdings Corporation's online division.



BRUCE BESANKO, Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Bruce Besanko joined OfficeMax in February 2009. He is responsible for managing the company's financial practices, including financial analysis, planning, investing and budgeting. Before joining OfficeMax, Mr. Besanko served as executive vice president of finance and chief financial officer for Circuit City Stores, Inc., and, prior to that position, senior vice president of finance and chief financial officer for The Yankee Candle Company, Inc.



MATT BROAD, Executive Vice President, General Counsel

Matt Broad joined Boise Cascade Corporation in 1984 as counsel in the legal department. In 1989, Mr. Broad was appointed corporate secretary of Boise Cascade Office Products Corporation. In 2004, Mr. Broad was appointed executive vice president, general counsel of OfficeMax.



RANDY BURDICK, Executive Vice President and Chief Information Officer

Randy Burdick joined OfficeMax in March 2005 as senior vice president and chief information officer. He is responsible for the company's overall information technology strategy and the development, implementation and support of programs to uphold it. Prior to joining OfficeMax, Mr. Burdick served as group information officer of Hewlett-Packard.



JOHN KENNING, Executive Vice President and President of Contract

John Kenning joins OfficeMax effective April 2012. He will oversee the Contract business. Prior to joining OfficeMax, Mr. Kenning was president, North America Commercial for ADT Security Services.



MICHAEL LEWIS, Executive Vice President and President of Retail

Michael Lewis joined OfficeMax in May 2011. He has full responsibility for the retail P&L and all aspects of the retail business, including merchandising, store operations and real estate. Prior to joining OfficeMax, Mr. Lewis served as global head of a Merchandising Center for Wal-Mart Stores, Inc. and, prior to that role, as president of its Midwest division.



STEVE PARSONS, Executive Vice President and Chief Human Resources Officer

Steve Parsons joined OfficeMax in July 2011. He is responsible for all aspects of human resources for the company's global operations, including talent management, compensation and benefits, training, leadership development, recruitment, diversity, and internal and corporate communications. Prior to joining OfficeMax, Mr. Parsons served as senior vice president, human resources and labor relations of Rite Aid Corporation.



REUBEN SLONE, Executive Vice President, Supply Chain and General Manager, Services

Reuben Slone joined OfficeMax in November 2004 as executive vice president, supply chain. He is responsible for inventory management, supply chain operations and strategic sourcing. In 2011, Mr. Slone took on oversight for Services, where he is responsible for developing processes, operational standards and a differentiated brand proposition for ImPress and Managed Print Services, the two arms of the company's print services and solutions business. Prior to joining OfficeMax, Mr. Slone held various executive positions with Whirlpool Corporation and General Motors Company.

OfficeMax®

Table of Contents

SALES AT-A-GLANCE

$7.12 BILLION / FY11

CONTRACT SEGMENT: $3.62 BILLION

68% U.S.
32% International

57% Supplies & Paper
32% Technology*
11% Furniture

RETAIL SEGMENT: $3.50 BILLION

92% U.S.
8% Mexico

51% Technology*
43% Supplies & Paper
6% Furniture



32%
68%
11%
32%
57%
8%
92%
6%
43%
51%

*Technology includes ink & toner.

ETHISPHERE 2012
ETHICS INSIDE
CERTIFICATION
RETAIL INDUSTRY

OFFICEMAX® IS PROUD TO ACHIEVE ETHISPHERE'S 2012 ETHICS INSIDE® CERTIFICATION

Ethics Inside Certified Companies not only have implemented adequate systems and programs to reasonably prevent compliance failures, but can also demonstrably prove a superior organizational culture that promotes ethical and sustainable business practices; putting Ethisphere's credo of "Good. Smart. Business. Profit." into real business practice.


OfficeMax®



Strengthening the Core

In 2012, we will strengthen the foundation, improve our capabilities and aim to build momentum. By 2016, our goal is to be an enterprise that is well on its way to generating sustainable profitable growth. In order to heighten our chances of success, we will focus on four strategic pillars.

1. Optimize Retail to improve ROIC.

Pursuing strategic partnerships and alliances is an important goal. We're looking at a range of partners who are focused on providing offerings that are attractive to the small business customers who shop our stores. We aim to utilize retail space more effectively and drive traffic into our stores.

Early in 2012, we began piloting RadioShack Mobile™ in 18 stores, which allows customers to find a complete mobile solution in one convenient location. We will continue to seek out new partnerships that will assist in defining our stores as one-stop destinations for all of our customers' technology needs.

2. Leverage Contract globally to improve margins.

Our primary goal is to drive profitable growth throughout our contract business. Approximately two-thirds of our contract business is in the United States, where we are a leading provider of office products and solutions. We have a real opportunity to grow in new sectors, services and segments while defending margins in the core business across North America and into Australia and New Zealand. We are committed to driving cost and operational synergies as well as integration and efficiency of these operations.

3. Build our digital business through multi-channel emphasis.

Creating seamless transactions—regardless of the channel through which they come—is a primary initiative. We are working toward a system where customers will be able to buy products online and pick up their orders in their local OfficeMax® store, or have orders delivered at a time that's convenient for them. With our OfficeMax ImPress® Mobile application, customers can locate our stores and send a print document from their smart phones and other mobile devices. We are excited about these technological enhancements and the future innovations that are coming to better serve our customers.

4. Accelerate five growth adjacencies.

JAN/SAN // We realize the opportunity that lies in this large and fragmented market and will grow this business both organically and with strategic partnerships and acquisitions.

SMB // Small and Medium Business is another primary focus, and we have a dedicated sales team to acquire and retain customers.

TECHNOLOGY & DOCUMENT SOLUTIONS // We will continue to invest in our services to boost sales in both retail and contract with Print-On-Demand, Managed Print Services and the latest in technology brands for work and play.

NEW CHANNELS // Our continued focus on Store-in-Store contracts will include grocery and drug store chains in the U.S.

MEXICO // We've delivered strong growth in the last several years, and we continue to expand our store base in this promising market.

As we go forward, we will focus on enhancing the core by ensuring the website table stakes are met, and we will invest in technology platforms that are scalable and enable us to deliver new functionality more rapidly. We will provide the appropriate level of choice for our SMB customers to create an endless aisle of products and services while recognizing our loyal customers whenever and wherever they shop to build brand affinity.

We are confident that we have a clear road map for success to strengthen the core. We are focused on our four foundational pillars, and we will continue to leave no stone unturned to drive cost efficiencies. **//**

Growing Our Contract Business

In 2011, we laid the building blocks for growing our business-to-business sector. We began website improvements that gave our customers enhanced search, better website analytics and a new pricing tool to streamline the purchasing process and cut overall costs. 2012 is about continuing on this road to success, and the initiatives detailed below—Small and Medium Businesses (SMB), Jan/San and Technology & Document Solutions are going to lead the way.

One of the major growth adjacencies in our Contract business is precision focus on small and medium businesses. We have the right offering, strategic focus and dedicated resources to help this key customer population succeed.

We will continue to position ourselves to our business customers as one source for a multitude of cost-effective workplace products and services with our Integrated Solutions. We plan on increasing our Jan/San product offerings, another growth adjacency, as well as our focus on healthcare and higher education verticals. OfficeMax offers products and tools designed for these businesses, and the expert guidance to help customers increase productivity while decreasing costs.

SMB—A GROWTH ADJACENCY FOR SMALL AND MEDIUM BUSINESSES

The value proposition for the small- and medium-size business markets is simple. We want to be a partner that supports our customer through low prices, broad product selection and valuable services that will make their business work better.



Another growth adjacency is our Technology & Document Solutions. We know that customers are less interested in buying individual technology and document products, and more interested in finding complete and professional, customized solutions that help them enhance their work efficiencies and address key initiatives in cost reduction and sustainability. With the joint consultative solutioning of Managed Print Services and OfficeMax ImPress®, OfficeMax is uniquely positioned to manage the entire life cycle of content and document workflow; from creation to optimization of the output to storage and/or destruction. Lastly, the B2B technology sales gives contract customers of all sizes a single point of contact for purchase, delivery and installation of technology products. Our investment in these programs helps us successfully meet the evolving needs of our customers.

Our Contract business reach extends beyond the U.S. We just renewed our strategic alliance with Lyreco, based in Europe, for another three years to work jointly on global Contract accounts. Additionally, Canada, Australia and New Zealand continue to be key players in our portfolio. With these strategies in place, and knowledgeable leaders at the ready, 2012 promises to be a year of moving toward long-term profitable growth in the Contract division at OfficeMax. //

INTERNATIONAL CONTRACT REVENUE **$1.2** **BILLION / FY11**

Canada

Profile:

Concentration in large & enterprise

Strategies:

- Integrate Canada & U.S. support services
- Rationalize cost structure
- Grow in new sectors, segments and services

Australia

Profile:

Leader in education and government

Strategies:

- Optimize Australia & New Zealand synergies
- Improve sales force productivity
- Strengthen client relationships

New Zealand

Profile:

#1 Player in B2B sales

Strategies:

- Maintain leadership position
- Grow new sectors, services and segments
- Increase Small Office/ Home Office (SOHO) penetration

NOVATION® AWARD

OfficeMax® received the Novation® 2011 Support Services Supplier of the Year award.

"The overall package we got from OfficeMax® was by far the superior solution for our university. OfficeMax really listened to us when we said we wanted to create a partnership, and they delivered a solution that really hit on every aspect we wanted in terms of supporting the academic part of the university, supporting our friends and alumni, delivering a great product, a great solution, and a great price that we felt no one else could offer other than OfficeMax."

BRETT ANDERSON, VICE PRESIDENT FOR UNIVERSITY ADVANCEMENT, COLORADO STATE UNIVERSITY





Changing Needs of Our Retail Customers

While it's been a tumultuous year of ups and downs in our Retail business, behind the scenes we've been laying the groundwork for success in 2012. We've been focusing on changing our price perception, forging strategic partnerships and investing in products and services to help our customers. Today, our commitment to retail growth has never been stronger.

In late 2011, we began transforming the look and feel inside the chain to do a better job of communicating the great values and competitive pricing we offer. New signage has visually larger price points, value-driven messages and a strong brand presence. Our customers are especially focused on technology, so we continually update our assortment to help meet their changing needs.

As a continuation of the efforts to transform our technology business, we began piloting RadioShack Mobile™ in 18 stores. This venture allows customers to find a complete mobile solution, and the partnership complements our expanded TechWorld offerings, which include the latest cutting-edge technology—more PCs, tablets and beyond—as well as certified tech associates trained to assist customers with their technological needs.

Ctrlcenter® and OfficeMax ImPress® Print and Document Services are additional components of our growth effort. **Ctrl**center offers a trusted source of tech support—including computer check-ups, tune-ups, software installation and repairs—to customers in every store across the chain. OfficeMax ImPress provides professional copy and print solutions, ranging from binding and finishing to producing letterhead, envelopes, business cards and more. Additionally, customers can place orders from their mobile device, online or in store, and OfficeMax ImPress will contact them when their order is complete and ready for pick up. This is another innovation that helps our customers work better.

STARS OF TEXAS



In 2011, store associates from Frisco, Texas, put the very products they sell in their stores to great use. Twice a week, associates volunteered by helping with schoolwork and mentoring students at the Bright Elementary homework club. At the closing event, OfficeMax® provided the community with $500 gift cards, in addition to all of the supplies donated throughout the semester. "It was a great experience," says David Teitelbaum, Retail District Manager. "We definitely plan on doing this again."

Store-in-Store and New Channel Development

We've continued growing our new channels, and this momentum will continue as we build the organization and infrastructure for future growth. We have more than a dozen accounts, including Safeway, supplying more than 5,000 retail outlets with stationery and everyday office supply products. Our primary focus is grocery and drug channels where our retail partners can leverage our experience and our merchandising expertise.

As we continue to grow, we will explore bringing a range of partners into our stores who will provide offerings that are attractive to our customers. We believe that the combination of our brand along with their brands will not only be a way to utilize space more effectively, but will act as a powerful magnet to build traffic and make our stores a highly attractive destination. //

MEXICO—A GROWTH ADJACENCY WITH OUR NEIGHBOR TO THE SOUTH

OfficeMax® Mexico is a well-positioned retailer with thousands of brand name and private label products, including cutting-edge technology and more than 80 stores.




TECHWORLD
TECH SUPPORT
installation | security
COMPUTER SUPPORT SERVICES
PROTECT YOUR PC


TECHWORLD
hp
TOSHIBA
intel
WD
Laptops
Laptops
Monitors
Monitors


RadioShack MOBILE
MOBILE PH
at&t
Sprint
verizon
TOP CARRIERS
LATEST DEVICES
SMART PRICES


OfficeMax
IMPRESS
PRINT
CENTER
COPY
Self Service
25% OFF
SELECT CUSTOM STAMPS
SECURE DOCUMENT
SHREDDING
79¢





PREMIUM BRANDS

Our exclusive premium brands provide our customers with innovative products focused on productivity and style. TUL® pens are designed for effortless flow, and TUL accessories create beautiful work while beautifying a desktop. Colorful DiVOGA® accessories invigorate any workspace. [IN]PLACE® filing products redefine and simplify the art of organization. And, OfficeMax® work essentials perfectly pair quality and value. These are just a few examples of the private brands we offer. They all have one unifying mission: to help our customers become more efficient and productive, because we want our customers to work smarter, not harder.







Enhancing Digital and E-Commerce Experiences

We started the momentum in 2011, and in 2012, our digital and e-commerce customer experiences will continue being strengthened to drive forward our online presence.

Our strategies in 2012 are designed to build the foundation for growth of our e-commerce websites (OfficeMaxSolutions.com, OfficeMax.com and Reliable.com) and to focus on creating a seamless multi-channel experience. We are investing in improving both our online and multi-channel experiences for our customers by enhancing our infrastructure and adding talent to our team.

Clearly, there are areas where immediate focus on enhancement can improve customers' experience. Improving online content, assortment and search capabilities is crucial. We are investing in digital platforms and processes so that we can deliver products and experiences more rapidly.

Focusing more on small business customers is essential in 2012. Part of the road to success is to provide the products and services that will help make us a preferred destination online and invest in connecting our experiences across channels seamlessly. We're doing the work to enable customers to buy products online and pick up their orders in their local OfficeMax® store or have them delivered at a convenient time. We will continue to optimize our OfficeMax ImPress® Mobile application—today customers can locate our stores and send a print document from their smart phones and other mobile devices. Other enhancements are being developed.



DELIVERING LIFE-SAVING HELP

While on their Sheboygan, Wisconsin route, Delivery Specialists Doug Clark and John Martin jumped into action to help a man trapped in his overturned truck after a car accident. These two associates take our commitment of thinking customer first to a whole new level.

The multi-channel experience—which offers customers multiple ways in which to buy products, including in a store, on the web or through a catalog—drives a significant portion of online industry sales. For every dollar that's transacted online, there can be multiple dollars that are driven from the web into stores. People like to do research online and then go into the store and speak with an associate to complete their transaction. Creating strong multi-channel experiences is good not only for customers but also good for our business model.

THE MULTI-CHANNEL EXPERIENCE


catalog
online
store
store
online
catalog
store
catalog
online

OfficeMax® transacts billions of dollars in online sales to customers of our Contract and Retail businesses, and has a brand awareness and scale advantages that smaller competitors do not enjoy. We believe that the strategies we have in place will enable us to grow our online channel over the next several years of our strategic plan. //





Embracing Corporate Social Responsibility

From suppliers to associates, our commitment to diversity and inclusion is at the core of everything we do at OfficeMax®. With an array of diverse suppliers and a broad spectrum of talent within our company, we provide our customers with fresh perspectives and innovative solutions to help them work better.

By offering products provided by certified Minority- and Women-Owned Business Enterprises (MWBE) and sustaining numerous strategic alliances with SBA-certified Small Businesses, we can help other companies reach their diversity spend objectives.

Donating our time and resources helps us build and sustain a strong community for our associates and customers. OfficeMax Goodworks℠ encompasses various programs focused on providing products and supplies or driven by financial contributions and thousands of volunteer hours. All of our charitable programs fall under the OfficeMax Goodworks umbrella.

In 2011, the OfficeMax Charitable Foundation provided a $1 million grant to support Freedom Middle School and Youth Crossroads as they seek to improve education by boosting classroom and community services for the school's students and their families. The Foundation also gave $150,000 each to Adopt A Classroom and the Kids in Need Foundation, and over $290,000 in grants to various nonprofits across the country.



SPOTLIGHT ON DIVERSITY

As Vice President, Chief Diversity Officer for OfficeMax®, Carolynn Brooks provides strategic direction for Workforce Diversity, Supplier Diversity, Workforce Compliance and Community Relations. She was recently recognized and profiled in *Diversity Business Journal* as a 2011 executive woman worth watching.

Additionally, 2011 marked the fifth anniversary of A Day Made Better, a one-day event that is helping to erase teacher-funded classrooms. Each year, associates from across the company help surprise more than 1,000 teachers nationally by gifting them with over $1,000 in school supplies.

Our Code of Business Conduct and Ethics sets the standards by which we measure ourselves every day. We act with integrity and accountability when we hold ourselves and our colleagues to these principles. In 2011, we engaged Corpedia to conduct a review and benchmark the OfficeMax ethics and compliance program. We are proud to report that the company met or exceeded industry requirements, standards and best practices and was awarded Ethics Inside® certification.

Our enduring commitment to the environment is of great importance at OfficeMax, too. Over the last several years, we've reduced our CO_2 emissions, electricity and fuel consumption significantly. In recognition of our efforts, we received the 2010 Supply & Demand Chain Green Award.

We have a great deal to be proud of in building and sustaining a diverse working environment dedicated to giving back to the communities in which we live, work and serve. In 2012, we remain focused on our commitment to the environment, and we look forward to continued success with our targeted philanthropic approach. //

Environmental Performance Metrics

OfficeMax® is committed to supplying our products and services in a manner with sensitivity to environmental issues throughout our business systems. Responsible environmental stewardship is a component of our success as a company.

Total CO_2 emissions (metric tons)


2011
303,869
2005
521,137

Total electricity consumption (KwH)


2011
429,041,561
2005
739,711,395

Total gasoline consumption (gallons)


2011
131,780
2005
399,199

Total diesel fuel consumption (gallons)


2011
1,421,025
2005
1,640,309

Total biodiesel fuel consumption (gallons)


2011
15,013
2005
4,899

2011 Materials Performance Metrics

Percentage of total products with recycled content*	21%
Percentage of business papers offered containing at least 30 percent post-consumer fiber**	46%
Percentage of catalog paper containing at least 10 percent post-consumer fiber	69%

* Data pertains to items featured in our full-line Office Products catalog.
** Business papers are defined as cut-size printer and/or copier paper.



OfficeMax®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

Annual Report Pursuant to Sections 13 or 15(d)
of the Securities Exchange Act of 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-5057

OFFICEMAX INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**82-0100960** **(I.R.S. Employer Identification No.)**
263 Shuman Boulevard, Naperville, Illinois **(Address of principal executive offices)**	**60563** **(Zip Code)**

(630) 438-7800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $2.50 par value	**New York Stock Exchange**
American & Foreign Power Company Inc. Debentures, 5% Series due 2030	**New York Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by nonaffiliates of the registrant, computed by reference to the price at which the common stock was sold as of the close of business on June 25, 2011, was $1,088,968,714. Registrant does not have any nonvoting common equity securities.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Class	Shares Outstanding as of February 10, 2012
Common Stock, $2.50 par value	86,166,416

Document incorporated by reference

Portions of the registrant's proxy statement relating to its 2012 annual meeting of shareholders to be held on April 30, 2012 ("OfficeMax Incorporated's proxy statement") are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

As used in this Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the terms "OfficeMax," the "Company," "we" and "our" refer to OfficeMax Incorporated and its consolidated subsidiaries and predecessors. Our Securities and Exchange Commission ("SEC") filings, which include this Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all related amendments to those reports, are available free of charge on our website at investor.officemax.com by clicking on "SEC filings." Our SEC filings are available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

General Overview

OfficeMax is a leader in both business-to-business and retail office products distribution. We provide office supplies and paper, print and document services, technology products and solutions and office furniture to large, medium and small businesses, government offices and consumers. OfficeMax customers are served by approximately 29,000 associates through direct sales, catalogs, the Internet and retail stores located throughout the United States, Canada, Australia, New Zealand, Mexico, the U.S. Virgin Islands and Puerto Rico. Our common stock trades on the New York Stock Exchange under the ticker symbol OMX, and our corporate headquarters is in Naperville, Illinois.

OfficeMax Incorporated (formerly Boise Cascade Corporation) was organized as Boise Payette Lumber Company of Delaware, a Delaware corporation, in 1931 as a successor to an Idaho corporation formed in 1913. In 1957, the Company's name was changed to Boise Cascade Corporation. On December 9, 2003, Boise Cascade Corporation acquired 100% of the voting securities of OfficeMax, Inc. That acquisition more than doubled the size of our office products distribution business and expanded that business into the U.S. retail channel. In connection with the sale of our paper, forest products and timberland assets described below, the Company's name was changed from Boise Cascade Corporation to OfficeMax Incorporated, and the names of our office products segments were changed from Boise Office Solutions, Contract and Boise Office Solutions, Retail to OfficeMax, Contract and OfficeMax, Retail. The Boise Cascade Corporation and Boise Office Solutions names were used in documents furnished to or filed with the SEC prior to the sale of our paper, forest products and timberland assets.

On October 29, 2004, we sold our paper, forest products and timberland assets to affiliates of Boise Cascade, L.L.C., a new company formed by Madison Dearborn Partners LLC (the "Sale"). With the Sale, we completed the Company's transition, begun in the mid-1990s, from a predominately commodity manufacturing-based company to an independent office products distribution company. On October 29, 2004, as part of the Sale, we invested $175 million in the securities of affiliates of Boise Cascade, L.L.C. Due to restructurings conducted by those affiliates, our investment is currently in Boise Cascade Holdings, L.L.C. (the "Boise Investment").

The accompanying consolidated financial statements include the accounts of OfficeMax and all majority-owned subsidiaries, except our 88%-owned subsidiary that formerly owned assets in Cuba that were confiscated by the Cuban government in the 1960s, which is accounted for as an investment due to various asset restrictions. We also consolidate the variable interest entities in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year-end is the last Saturday in December. Due primarily to statutory requirements, the Company's international businesses maintain calendar years with December 31 year-ends, with our majority-owned joint venture in Mexico reporting one month in arrears. Fiscal year 2011 ended on December 31, 2011, fiscal year 2010 ended on December 25, 2010, and fiscal year 2009 ended on December 26, 2009. Fiscal year 2011 included 53 weeks for our U.S. businesses. Fiscal years 2010 and 2009 included 52 weeks for our U.S. businesses.

Segments

The Company manages its business using three reportable segments: OfficeMax, Contract ("Contract segment" or "Contract"); OfficeMax, Retail ("Retail segment" or "Retail"); and Corporate and Other. The Contract segment markets and sells office supplies and paper, technology products and solutions, office furniture and print and document services directly to large corporate and government offices, as well as to small and medium-sized offices through field salespeople, outbound telesales, catalogs, the Internet and, primarily in foreign markets, through office products stores. The Retail segment markets and sells office supplies and paper, print and document services, technology products and solutions and office furniture to small and medium-sized businesses and consumers through a network of retail stores. Management reviews the performance of the Company based on these segments. We present information pertaining to each of our segments and the geographic areas in which they operate in Note 14, "Segment Information," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Contract

We distribute a broad line of items for the office, including office supplies and paper, technology products and solutions, office furniture and print and document services through our Contract segment. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia, New Zealand and Puerto Rico. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and, primarily in foreign markets, through office products stores. The majority of the products sold by this segment are purchased from outside manufacturers or from industry wholesalers. We also source substantially all of our private label products direct from manufacturers. We purchase office papers primarily from Boise White Paper, L.L.C., under a paper supply contract entered into on June 25, 2011. (See Note 15, "Commitments and Guarantees," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K for additional information related to the paper supply contract.)

As of the end of the year, Contract operated 38 distribution centers in the U.S., Puerto Rico, Canada, Australia and New Zealand as well as four customer service and outbound telesales centers in the U.S. Contract also operated 47 office products stores in Canada, Hawaii, Australia and New Zealand.

Contract sales were $3.6 billion for 2011 and 2010 and $3.7 billion for 2009.

Retail

Retail is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Our retail office products stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Our Retail segment has operations in the United States, Puerto Rico and the U.S. Virgin Islands. Our Retail segment also operates office products stores in Mexico through a 51%-owned joint venture. The majority of the products sold by this segment are purchased from outside manufacturers or from industry wholesalers. We also source substantially all of our private label products direct from manufacturers. As mentioned above, we purchase office papers primarily from Boise White Paper, L.L.C., under a paper supply contract entered into on June 25, 2011. (See Note 15, "Commitments and Guarantees," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K for additional information related to the paper supply contract.)

As of the end of the year, our Retail segment operated 978 stores in the U.S., Puerto Rico, the U.S. Virgin Islands, and Mexico, three large distribution centers in the U.S., and one small distribution center in Mexico. Each store offers approximately 10,000 stock keeping units (SKUs) of name-brand and OfficeMax private-branded merchandise and a variety of business services targeted at serving the small business customer, including OfficeMax ImPress. In addition to our in-store ImPress capabilities, our Retail segment operated six OfficeMax ImPress print on demand facilities with enhanced fulfillment capabilities as of the end of the year. These 8,000 square foot operations are located within some of our Contract distribution centers, and serve the print and document needs of our large contract customers in addition to supporting our retail stores by providing services that cannot be deployed at every retail store.

Retail sales were $3.5 billion for 2011 and 2010 and $3.6 billion for 2009.

Competition

Domestic and international office products markets are highly and increasingly competitive. Customers have many options when purchasing office supplies and paper, print and document services, technology products and solutions and office furniture. We compete with contract stationers, office supply superstores including Staples and Office Depot, mass merchandisers such as Wal-Mart and Target, wholesale clubs such as Costco, computer and electronics superstores such as Best Buy, Internet merchandisers such as Amazon.com, direct-mail distributors, discount retailers, drugstores and supermarkets, as well as the direct marketing efforts of manufacturers, including some of our suppliers. The other large office supply superstores have increased their presence in close proximity to our stores in recent years and are expected to continue to do so in the future. In addition, many of our competitors have expanded their office products assortment, and we expect they will continue to do so. We anticipate increasing competition from our two domestic office supply superstore competitors and various other competitors for print-for-pay and related services. Increased competition in the office products markets, together with increased advertising, has heightened price awareness among end-users. Such heightened price awareness has led to margin pressure on office products and impacted the results of both our Retail and Contract segments. In addition to price, competition is also based on customer service, the quality and breadth of product selection and convenient locations. Some of our competitors are larger than us and have greater financial resources, which affords them greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement, which may enable them to compete more effectively.

We believe our excellent customer service and the efficiency and convenience for our customers of our combined contract and retail distribution channels gives our Contract segment a competitive advantage among business-to-business office products distributors. Our ability to network our distribution centers into an integrated system enables us to serve large national accounts that rely on us to deliver consistent products, prices and services to multiple locations, and to meet the needs of medium and small businesses at a competitive cost.

We believe our Retail segment competes favorably based on the quality of our customer service, our innovative store formats, the breadth and depth of our merchandise offering and our everyday low prices, as well as our specialized service offerings, including OfficeMax ImPress, and our ability to create office product merchandise solutions for other retailers to incorporate into their stores.

Seasonal Influences

The Company's business is seasonal, with Retail showing a more pronounced seasonal trend than Contract. Sales in the second quarter are historically the slowest of the year. Sales are stronger during the first, third and fourth quarters that include the important new-year office supply restocking month of January, the back-to-school period and the holiday selling season, respectively.

Environmental Matters

Our discussion of environmental matters is presented under the caption "Environmental" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K. In addition, certain environmental matters are discussed in Note 16, "Legal Proceedings and Contingencies," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Capital Investment

Information concerning our capital expenditures is presented under the caption "Investment Activities" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

Acquisitions and Divestitures

We engage in acquisition and divestiture discussions with other companies and make acquisitions and divestitures from time to time. It is our policy to review our operations periodically and to dispose of assets that do not meet our criteria for return on investment.

Geographic Areas

Our discussion of financial information by geographic area is presented in Note 14, "Segment Information," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Identification of Executive Officers

Information with respect to our executive officers is set forth as the last item of Part I of this Form 10-K.

Employees

On December 31, 2011, we had approximately 29,000 employees, including approximately 10,000 part-time employees.

ITEM 1A. RISK FACTORS

Cautionary and Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. Statements that are not historical or current facts, including statements about our expectations, anticipated financial results and future business prospects, are forward-looking statements. You can identify these statements by our use of words such as "may," "expect," "believe," "should," "plan," "anticipate" and other similar expressions. You can find examples of these statements throughout this report, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K. We cannot guarantee that our actual results will be consistent with the forward-looking statements we make in this report. We have listed below some of the inherent risks and uncertainties that could cause our actual results to differ materially from those we project. We do not assume an obligation to update any forward-looking statement.

Current macroeconomic conditions have had and may continue to have an impact on our business and our financial condition. Economic conditions, both domestically and abroad, directly influence our operating results. Current and future economic conditions that affect consumer and business spending, including the level of unemployment, energy costs, inflation, availability of credit and the financial condition and growth prospects of our customers may continue to adversely affect our business and the results of our operations. We may continue to face challenges if macroeconomic conditions do not improve or if they worsen.

The impact of the weak economy on our customers could adversely impact the overall demand for our products and services, which would have a negative effect on our revenues, as well as impact our customers' ability to pay their obligations, which could have a negative effect on our bad debt expense and cash flows.

In addition, we sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active employees (the "Pension Plans"). The Pension Plans are under-funded and we may be required to make contributions in subsequent years in order to maintain required funding levels, which would have an adverse impact on our cash flows and our financial results. Additional future contributions of common stock or cash to the Pension Plans, financial market performance and IRS funding requirements could materially change these expected payments.

Our business may be adversely affected by the actions of and risks associated with our third-party vendors. We use and resell many manufacturers' branded items and services and are therefore dependent on the availability and pricing of key products and services including ink, toner, paper and technology products. As a reseller, we cannot control the supply, design, function, cost or vendor-required conditions of sale of many of the products we offer for sale. Disruptions in the availability of these products or the products and services we consume may adversely affect our sales and result in customer dissatisfaction. Further, we cannot control the cost of manufacturers' products, and cost increases must either be passed along to our customers or will result in erosion of our earnings. Failure to identify desirable products and make them available to our customers when desired and at attractive prices could have an adverse effect on our business and our results of operations. In addition, a material interruption in service by the carriers that ship goods within our supply chain may adversely affect our sales. Many of our vendors are small or medium sized businesses which are impacted by current macroeconomic conditions, both in the U.S. and Asia. We may have no warning before a vendor fails, which may have an adverse effect on our business and results of operations.

Our product offering also includes many of our own proprietary branded products. While we have focused on the quality of our proprietary branded products, we rely on third party manufacturers for these products. Such third-party manufacturers may prove to be unreliable, the quality of our globally sourced products may not meet our expectations, such products may not meet applicable regulatory requirements which may require us to recall those products, or such products may infringe upon the intellectual property rights of third parties. Furthermore, economic and political conditions in areas of the world where we source such products may adversely affect the availability and cost of such products. In addition, our proprietary branded products compete with other manufacturers' branded items that we offer. As we continue to increase the number and types of proprietary branded products that we sell, we may adversely affect our relationships with our vendors, who may decide to reduce their product offerings through OfficeMax and increase their product offerings through our competitors. Finally, if any of our customers are harmed by our proprietary branded products, they may bring product liability and other claims against us. Any of these circumstances could have an adverse effect on our business and financial performance.

Intense competition in our markets could harm our ability to maintain profitability. Domestic and international office products markets are highly and increasingly competitive. Customers have many options when purchasing office supplies and paper, print and document services, technology products and solutions and office furniture. We compete with contract stationers, office supply superstores including Staples and Office Depot, mass merchandisers such as Wal-Mart and Target, wholesale clubs such as Costco, computer and electronics superstores such as Best Buy, Internet merchandisers such as Amazon.com, direct-mail distributors, discount retailers, drugstores and supermarkets. In addition, an increasing number of manufacturers of computer hardware, software and peripherals, including some of our suppliers, have expanded their own direct marketing efforts. The other large office supply superstores have increased their presence in close proximity to our stores in recent years and are expected to continue to do so in the future. In addition, many of our competitors have expanded their office products assortment, and we expect they will continue to do so. We anticipate increasing competition from our two domestic office supply superstore competitors and various other competitors for print-for-pay and related services. Increased competition in the office products markets, together with increased advertising, has heightened price awareness among end-users. Such heightened price awareness has led to margin pressure on office products and impacted the results of both our Retail and Contract segments. In addition to price, competition is also based on customer service, differentiation from competitors, the quality and breadth of product selection and convenient locations. Some of our competitors are larger than us and have greater financial resources, which afford them greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement, which may enable them to compete more effectively.

We may be unable to generate additional sales through new distribution opportunities or replace lost sales. Our long-term success depends, in part, on our ability to expand our product sales in a manner that achieves appropriate sales and profit levels. This could include selling our products through other retailers, opening new stores or entering into novel distribution arrangements. We have also increased our investments and resources in selling our service offerings and through our digital channel. Failure to increase our sales and further utilize our core assets could result in company restructurings and associated charges relating to severance and impairment of assets.

When we sell our products through other retailers we rely on those retailers to provide an appropriate customer experience and our sales are dependent on the foot traffic and sales of the retail partner. Although we may have influence over the appearance of the area within the store where our products appear, we have no control over store marketing, staffing or any other aspects of our retail partners' operations.

Although we frequently test new store designs, formats, sizes and market areas, if we are unable to generate the required sales or profit levels, as a result of macroeconomic or operational challenges, we may not open new stores. Similarly, we will only continue to operate existing stores if they meet required sales or profit levels. In the current macroeconomic environment, the results of our existing stores are impacted not only by a reduced sales environment, but by a number of things that are not within our control, such as loss of traffic resulting from store closures by other significant retailers in the stores' immediate vicinity. If our stores performance suffers, we may be subject to impairment charges. In addition, if we are required to close stores, we will incur additional costs. These items could adversely affect our financial results.

Our international operations expose us to the unique risks inherent in foreign operations. Our foreign operations encounter risks similar to those faced by our U.S. operations, as well as risks inherent in foreign operations, such as local customs and regulatory constraints, foreign trade policies, competitive conditions, foreign currency fluctuations and unstable political and economic conditions.

We may be unable to attract and retain qualified associates. We attempt to attract and retain an appropriate level of personnel in both field operations and corporate functions. We face many external risks and internal factors in meeting our labor needs, including competition for qualified personnel, prevailing wage rates, as well as rising employee benefit costs, including insurance costs and compensation programs. Failure to attract and retain sufficient qualified personnel could interfere with our ability to implement our strategies and adequately provide services to customers.

We are more leveraged than some of our competitors, which could adversely affect our business plans. A relatively greater portion of our cash flow is used to service financial obligations including leases and to satisfy Pension Plans funding obligations (discussed previously). This reduces the funds we have available for working capital, capital expenditures, acquisitions, new stores, store remodels and other purposes. Similarly, our relatively greater leverage increases our vulnerability to, and limits our flexibility in planning for, adverse economic and industry conditions and creates other competitive disadvantages compared with other companies with relatively less leverage.

Compromises of our information security affecting customer or associate data may adversely affect our business. Through our sales and marketing activities, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We also gather and retain information about our associates in the normal course of business. We may share information about such persons with vendors that assist with certain aspects of our business. Despite instituted safeguards for the protection of such information, we cannot be certain that all of our systems are entirely free from vulnerability to attack. Computer hackers may attempt to penetrate our networks or our vendors' network security and, if successful, misappropriate confidential customer or business information. In addition, a Company employee, contractor or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information or inadvertently cause a breach involving such information. Loss of customer or business information could disrupt our operations and expose us to claims from customers, financial institutions, payment card associations and other persons, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot ensure systems and technology will be fully integrated or updated. We cannot ensure our systems and technology will be successfully updated. We have plans to continue to update the financial reporting platform as well as other technology and systems. We will be implementing ongoing upgrades over the next several years which is a complicated and difficult endeavor. Failure to successfully complete these upgrades could have an adverse impact on our business and results of operations. Over the last several years, we have partially integrated the systems of our Contract and Retail businesses. If we do not ultimately fully integrate our systems, it may constrain our ability to provide the level of service our customers demand which could thereby cause us to operate inefficiently. In addition, if we are unable to continually add software and hardware, effectively manage and upgrade our systems and network infrastructure, and develop disaster recovery plans, our business could be disrupted, thus subjecting us to liability and potentially harming our reputation. Any disruption to the Internet or our technology infrastructure, including a disruption affecting our Web sites and information systems, may cause a decline in our customer satisfaction, jeopardize accurate financial reporting, impact our sales volumes or result in increased costs.

We retained responsibility for certain liabilities of the sold paper, forest products and timberland businesses. In connection with the Sale, we agreed to assume responsibility for certain liabilities of the businesses we sold. These obligations include liabilities related to environmental, health and safety, tax, litigation and employee benefit matters. Some of these retained liabilities could turn out to be significant, which could have an adverse effect on our results of operations. Our exposure to these liabilities could harm our ability to compete with other office products distributors, who would not typically be subject to similar liabilities. In particular, we are exposed to risks arising from our ability to meet the funding obligations of our Pension Plans and withdrawal requests from participants pursuant to legacy benefit plans, each of which could require cash to be redirected and adversely impact our cash flows and financial results.

Our investment in Boise Cascade Holdings, L.L.C. subjects us to the risks associated with the building products industry and the U.S. housing market. When we sold our paper, forest products and timberland assets, we purchased an equity interest in Boise Cascade Holdings, L.L.C. This continuing interest subjects us to market risks associated with the building products industry. This industry is subject to cyclical market pressures. Historical prices for products have been volatile, and industry participants have limited influence over the timing and extent of price changes. The relationship between supply and demand in this industry significantly affects product pricing. Demand for building products is driven mainly by factors such as new construction and remodeling rates, business and consumer credit availability, interest rates and weather. The recent falloff in U.S. housing starts has resulted in lower building products shipments and prices. The supply of building products fluctuates based on manufacturing capacity. Excess manufacturing capacity, both domestically and abroad, can result in significant variations in product prices. Our ability to realize the carrying value of our equity interest in Boise Cascade Holdings, L.L.C. is dependent upon many factors, including the operating performance of Boise Cascade, L.L.C. and other market factors that may not be specific to Boise Cascade Holdings, L.L.C. due in part to the fact that there is not a liquid market for our equity interest.

Our obligation to purchase paper from Boise White Paper L.L.C. concentrates our supply of an important product primarily with a single supplier. When we sold our paper, forest products and timberland assets, we agreed to purchase substantially all of our requirements of paper for resale from Boise Cascade, L.L.C., or its affiliates or assigns, currently Boise White Paper L.L.C., on a long term basis. Under the new Paper Purchase Agreement which we entered into on June 25, 2011 and which has an initial term that expires at the end of 2017, this restriction continues to apply until the end of 2012, after which we will have greater flexibility to purchase paper from other paper suppliers. The price we pay for this paper is market based and therefore subject to fluctuations in the supply and demand for the products. In addition, until the restriction period ends, our purchase obligation limits our ability to take advantage of spot purchase opportunities and exposes us to potential interruptions in supply, which could impact our ability to compete effectively with our competitors, who would not typically be restricted in this way.

We have substantial business operations in states in which the regulatory environment is particularly challenging. Our operations in California and other heavily regulated states with relatively more aggressive enforcement efforts expose us to a particularly challenging regulatory environment, including, without limitation, consumer protection laws, advertising regulations, escheat, and employment and wage and hour regulations. This regulatory environment requires the Company to maintain a heightened compliance effort and exposes us to defense costs, possible fines and penalties, and liability to private parties for monetary recoveries and attorneys' fees, any of which could have an adverse effect on our business and results of operations.

We are subject to certain legal proceedings that may adversely affect our results of operations and financial condition. We are periodically involved in various legal proceedings, which may involve state and federal governmental inquiries and investigations, employment, tort, consumer litigation and intellectual property litigation. In addition, we may be subject to investigations by regulatory agencies and customers audits. These legal proceedings, investigations and audits could expose us to significant defense costs, fines, penalties, and liability to private parties for monetary recoveries and attorneys' fees, any of which could have a material adverse effect on our business and results of operations.

Our results may be adversely affected by disruptions or catastrophic events. Unforeseen events, including public health issues and natural disasters such as earthquakes, hurricanes and other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations, disrupt the operations of our suppliers or customers, have an adverse impact on consumer spending and confidence levels or result in political or economic instability. Moreover, in the event of a natural disaster or public health issue, we may be required to suspend operations in some or all of our locations, which could have a material adverse effect on our business, financial condition and results of operations. These events could also reduce demand for our products or make it difficult or impossible to receive products from suppliers.

Fluctuations in our effective tax rate may adversely affect our results of operations. We are a multi-national, multi-channel provider of office products and services. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. Our effective tax rate may be lower or higher than our tax rates have been in the past due to numerous factors, including the sources of our income, any agreements we may have with taxing authorities in various jurisdictions, and the tax filing positions we take in various jurisdictions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The majority of OfficeMax facilities are rented under operating leases. (For more information about our operating leases, see Note 8, "Leases," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.) Our properties are in good operating condition and are suitable and adequate for the operations for which they are used. We constantly evaluate the real estate market to determine the best locations for new stores. We analyze our existing stores and markets on a case by case basis. We conduct regular reviews of our real estate portfolio to identify underperforming facilities, and close those facilities that are no longer strategically or economically viable, (For more information about facilities closures, see Note 2, "Facilities Closures Reserves, " of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.)

Our facilities by segment are presented in the following table.

Contract

As of the end of the year, Contract operated 38 distribution centers in 18 states, Puerto Rico, Canada, Australia and New Zealand. The following table sets forth the locations of these facilities.

Arizona	1	Maine	1	Texas	1
California	2	Maryland	1	Utah	1
Colorado	1	Michigan	1	Washington	1
Florida	1	Minnesota	1	Puerto Rico	1
Georgia	1	North Carolina	1	Canada	7
Hawaii	1	Ohio	1	Australia	8
Illinois	1	Pennsylvania	1	New Zealand	3
Kansas	1				

Contract also operated 46 office products stores in Hawaii (2), Canada (24), Australia (3) and New Zealand (17) and four customer service and outbound telesales centers in Illinois (2), Oklahoma and Virginia.

Retail

As of the end of the year, Retail operated 978 stores in 47 states, Puerto Rico, the U.S. Virgin Islands and Mexico. The following table sets forth the locations of these facilities.

Alabama	11	Maine	1	Oregon	12
Alaska	3	Maryland	1	Pennsylvania	28
Arizona	43	Massachusetts	10	Rhode Island	1
Arkansas	2	Michigan	40	South Carolina	6
California	70	Minnesota	40	South Dakota	4
Colorado	29	Mississippi	5	Tennessee	18
Connecticut	3	Missouri	29	Texas	73
Florida	59	Montana	3	Utah	14
Georgia	30	Nebraska	10	Virginia	26
Hawaii	8	Nevada	14	Washington	19
Idaho	6	New Jersey	2	West Virginia	2
Illinois	59	New Mexico	9	Wisconsin	35
Indiana	14	New York	29	Wyoming	2
Iowa	9	North Carolina	27	Puerto Rico	13
Kansas	11	North Dakota	3	U.S. Virgin Islands	2
Kentucky	6	Ohio	52	Mexico(a)	82
Louisiana	2	Oklahoma	1		

(a) Locations operated by our 51%-owned joint venture in Mexico, Grupo OfficeMax.

Retail also operated three large distribution centers in Alabama, Nevada and Pennsylvania; and one small distribution center in Mexico through our joint venture.

ITEM 3. LEGAL PROCEEDINGS

Information concerning legal proceedings is set forth in Note 16, "Legal Proceedings and Contingencies," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K, and is incorporated herein by reference.

ITEM 4. (REMOVED AND RESERVED)

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are elected by the Board of Directors and hold office until a successor is chosen or qualified or until their earlier resignation or removal. The following lists our executive officers and gives a brief description of their business experience as of February 24, 2012:

Ravichandra K. Saligram, 55, was elected as Chief Executive Officer and President of the Company, as well as a director of the Company, on November 8, 2010. Until his election as Chief Executive Officer and President of the Company, Mr. Saligram had been Executive Vice President, ARAMARK Corporation ("ARAMARK"), a global professional services company, since November 2006, President, ARAMARK International since June 2003, and ARAMARK'S Chief Globalization Officer since June 2009. Mr. Saligram held the position of Senior Vice President, ARAMARK from November 2004 until November 2006. From 1994 until 2002, Mr. Saligram served in various capacities for the InterContinental Hotels Group, a global hospitality company, including as President of Brands & Franchise, North America; Chief Marketing Officer & Managing Director, Global Strategy; President, International; and President, Asia Pacific. Earlier in his career, Mr. Saligram held various general and brand management positions with S. C. Johnson & Son, Inc. in the United States and overseas. Since 2006, he has been a director of Church & Dwight Co., Inc., a consumer and specialty products company.

James Barr IV, 49, was first elected an officer of the Company on November 14, 2011. He has served as executive vice president and chief digital officer since that time. From March 2010 to November 2011, Mr. Barr served as chief executive officer of Barr & Associates, a provider of ecommerce consulting services. Prior to that, from January 2008 to March 2010, he served as president, online for Sears Holdings Corporation, a department store. In this position he held full P&L accountability for multi-channel strategy and online sites such as sears.com and kmart.com. From 1996 to 2008, Mr. Barr held various positions at Microsoft Corporation, a computer software company. He served as Microsoft Corporation's general manager, e-commerce and marketplaces from 2001 to 2008. In that position he had full business responsibility and led the global business-to-consumer e-commerce strategy.

Bruce H. Besanko, 53, was first elected an officer of the Company in February 2009. Mr. Besanko has served as executive vice president and chief financial officer of the Company since that time, and as chief administrative officer since October 2009. Mr. Besanko previously served as executive vice president and chief financial officer of Circuit City Stores, Inc. ("Circuit City"), a leading specialty retailer of consumer electronics and related services, from July 2007 to February 2009. Prior to that, Mr. Besanko served as senior vice president, finance and chief financial officer for The Yankee Candle Company, Inc., a leading designer, manufacturer, wholesaler and retailer of premium scented candles, since April 2005. He also served as vice president, finance for Best Buy Co., Inc., a retailer of consumer electronics, home office products, entertainment software, appliances and related services, from 2002 to 2005. On November 10, 2008, Circuit City and several of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia. Circuit City's Chapter 11 plan of liquidation was confirmed by the Bankruptcy Court on September 14, 2010. Pursuant to the plan of liquidation, Circuit City and its subsidiaries are liquidating their remaining assets.

Matthew R. Broad, 52, was first elected an officer of the Company in October 2004 and has served as executive vice president, general counsel since that time. Prior to that time Mr. Broad served as associate general counsel for Boise Cascade Corporation.

Michael J. Lewis, 61, was first elected an officer of the Company on May 2, 2011. Mr. Lewis has served as executive vice president and president of retail since that time. From 2010 until early 2011, Mr. Lewis served as global head of a Merchandising Center for Wal-Mart Stores, Inc. ("Wal-Mart"), an international mass-merchandise retailer, and was responsible for brand management and supply chain and supported all merchandising for Wal-Mart private brands in the grocery and personal care businesses. Prior to that, Mr. Lewis was President of Wal-Mart's Midwest division from 2005 to 2010, with responsibility for more than 850 Wal-Mart stores and more than 250,000 associates. He also served as President of the Retail Division of Nash Finch Company, a national, wholesale food distributor, from 2003 to 2005. Prior to that, Mr. Lewis was the President of Conquest Management Corporation, an investment and management consulting firm specializing in growth strategies for major retail and consumer goods companies, from 1995 to 2003.

Deborah A. O'Connor, 49, was first elected an officer of the Company in July 2008. Since that time, Ms. O'Connor has been senior vice president, finance and chief accounting officer of the Company. Ms. O'Connor previously served as senior vice president and controller of the ServiceMaster Company, a company providing residential and commercial lawn care, landscape maintenance, termite and pest control, home warranty, cleaning and disaster restoration, furniture repair, and home inspection services, from December 1999 to December 2007.

Stephen B. Parsons, 47, was first elected an officer of the Company on July 25, 2011. He has served as executive vice president and chief human resources officer since that time. From February 2008 to July 2011, Mr. Parsons served as senior vice president, human resources and labor relations, of Rite Aid Corporation ("Rite Aid"), a retail drug store chain. In that role, he was responsible for all aspects of human resources and change management, serving 92,000 associates across more than 4,700 stores and 12 distribution centers. From June 2007 to February 2008 he served as group vice president, human resources for Rite Aid. From June 2005 until its acquisition by Rite Aid in June 2007, Mr. Parsons served as senior vice president, human resources, of Brooks Eckerd Pharmacy, North America's fourth largest retail drug store chain prior to its acquisition by Rite Aid.

Reuben E. Slone, 49, was first elected an officer of the Company in November 2004 and has served as executive vice president, supply chain since that time and as general manager, services since October 2011. Previously, Mr. Slone served as vice president, global supply chain for Whirlpool Corporation, a home appliance manufacturer ("Whirlpool"), from 2003 to 2004, as vice president, North American region supply chain for Whirlpool from 2001 to 2003 and as vice president, eBusiness for Whirlpool from 2000 to 2001. Before joining Whirlpool, Mr. Slone held various executive positions with General Motors Company, a major automaker.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange (the "Exchange"). The Exchange requires each listed company to make an annual report available to its shareholders. We are making this Form 10-K available to our shareholders in lieu of a separate annual report. The reported high and low sales prices for our common stock, as well as the frequency and amount of dividends paid on such stock, are included in Note 17, "Quarterly Results of Operations (unaudited)," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K. Due to the challenging economic environment, and to conserve cash, we suspended our cash dividends in the fourth quarter of 2008. See the discussion of dividend payment limitations under the caption "Financing Arrangements" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Form 10-K. The approximate number of holders of our common stock, based upon actual record holders on February 10, 2012, was 11,875.

We maintain a corporate governance page on our website that includes key information about our corporate governance initiatives. That information includes our Corporate Governance Guidelines, Code of Ethics and charters for our Audit, Executive Compensation and Governance and Nominating Committees, as well as our Committee of Outside Directors. The corporate governance page can be found at investor.officemax.com by clicking on "Corporate Governance." You also may obtain copies of these policies, charters and codes by contacting our Investor Relations Department, 263 Shuman Boulevard, Naperville, Illinois 60563, or by calling (630) 864-6800.

Information concerning securities authorized for issuance under our equity compensation plans is included in "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Form 10-K.

Stock Repurchases

Information concerning our stock repurchases during the three months ended December 31, 2011, is presented in the following table.

Period	Total Number of Shares Purchased(a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
September 25 – October 22	4,136	$4.89	—	—
October 23 – November 26	17,293	5.10	—	—
November 27 – December 31	966	4.46	—	—
Total	22,395	$5.03	—	—

(a) All stock was withheld to satisfy minimum statutory tax withholding obligations upon vesting of restricted stock awards.

Performance Graph

The following graph compares the five-year cumulative total return (assuming dividend reinvestment) for the Standard & Poor's SmallCap 600 Index, the Standard & Poor's SmallCap 600 Specialty Retail Index and OfficeMax.



OfficeMax Incorporated
S&P SmallCap 600 Index
S&P 600 Specialty Retail Index
DOLLARS
200
150
100
50
0
2006
2007
2008
2009
2010
2011

ANNUAL RETURN PERCENTAGE
Years Ending

Company\Index Name	Dec 07	Dec 08	Dec 09	Dec 10	Dec 11
OfficeMax Incorporated	–57.62	–62.75	82.26	32.60	-74.75
S&P SmallCap 600 Index	–0.30	–34.26	33.53	25.76	0.02
S&P 600 Specialty Retail Index	–37.54	–36.51	77.65	40.68	2.72

INDEXED RETURNS
Years Ending

Company\Index Name	Base Period Dec 06	Dec 07	Dec 08	Dec 09	Dec 10	Dec 11
OfficeMax Incorporated	$100	$42.38	$15.78	$28.77	$ 38.15	$ 9.63
S&P SmallCap 600 Index	100	99.70	65.54	87.52	110.07	110.09
S&P 600 Specialty Retail Index	100	62.46	39.65	70.44	99.10	101.80

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our selected financial data for the years indicated and should be read in conjunction with the disclosures in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

	2011(a)	2010(b)	2009(c)	2008(d)	2007(e)
	(millions, except per-share amounts)				
Assets:					
Current assets	$1,939	$2,014	$2,021	$ 1,855	$2,205
Property and equipment, net	365	397	422	491	581
Goodwill	—	—	—	—	1,217
Timber notes receivable	899	899	899	899	1,635
Other	866	769	728	929	646
Total assets	$4,069	$4,079	$4,070	$ 4,174	$6,284
Liabilities and shareholders' equity:					
Current liabilities	$1,013	$1,044	$1,092	$ 1,184	$1,371
Long-term debt, less current portion	229	270	275	290	349
Non-recourse debt	1,470	1,470	1,470	1,470	1,470
Other	756	645	702	918	783
Noncontrolling interest	32	49	28	22	32
OfficeMax shareholders' equity—preferred stock	29	31	36	43	50
OfficeMax shareholders' equity—other	540	570	467	247	2,229
Total liabilities and shareholders' equity	$4,069	$4,079	$4,070	$ 4,174	$6,284
Net sales	$7,121	$7,150	$7,212	$ 8,267	$9,082
Net income (loss) attributable to OfficeMax and noncontrolling interest	$ 38	$ 74	$ (1)	$(1,666)	$ 212
Joint venture results attributable to noncontrolling interest	(3)	(3)	2	8	(5)
Net income (loss) attributable to OfficeMax	$ 35	$ 71	$ 1	$(1,658)	$ 207
Preferred dividends	(2)	(2)	(3)	(4)	(4)
Net income (loss) available to OfficeMax common shareholders	$ 33	$ 69	$ (2)	$(1,662)	$ 203
Basic net income (loss) per common share	$ 0.38	$ 0.81	$ (0.03)	$(21.90)	$ 2.70
Diluted net income (loss) per common share	$ 0.38	$ 0.79	$ (0.03)	$(21.90)	$ 2.66
Cash dividends declared per common share	$ —	$ —	$ —	$ 0.45	$ 0.60

See notes on following page.

Notes to Selected Financial Data

The company's fiscal year-end is the last Saturday in December. For our U.S. businesses, there were 53 weeks in 2011 and 52 weeks for all other years presented.

(a) 2011 included the following pre-tax items:

- $11.2 million charge for impairment of fixed assets associated with certain of our Retail stores in the U.S.
- $5.6 million charge for costs related to Retail store closures in the U.S.
- $14.9 million charge for severance and other costs incurred in connection with various company reorganizations.

(b) 2010 included the following pre-tax items:

- $11.0 million charge for impairment of fixed assets associated with certain of our Retail stores in the U.S.
- $13.1 million charge for costs related to Retail store closures in the U.S., partially offset by a $0.6 million severance reserve adjustment.
- $9.4 million favorable adjustment of a reserve associated with our legacy building materials manufacturing facility near Elma, Washington due to the sale of the facility's equipment and the termination of the lease.

(c) 2009 included the following items:

- $17.6 million pre-tax charge for impairment of fixed assets associated with certain of our Retail stores in the U.S. and Mexico. Our minority partner's share of this charge of $1.2 million is included in joint venture results attributable to noncontrolling interest.
- $31.2 million pre-tax charge for costs related to Retail store closures in the U.S. and Mexico. Our minority partner's share of this charge of $0.5 million is included in joint venture results attributable to noncontrolling interest.
- $18.1 million pre-tax charge for severance and other costs incurred in connection with various company reorganizations.
- $2.6 million pre-tax gain related to the Company's Boise Investment.
- $4.4 million pre-tax gain related to interest earned on a tax escrow balance established in a prior period in connection with our legacy Voyageur Panel business.
- $14.9 million of income tax benefit from the release of a tax uncertainty reserve upon resolution of an issue under Internal Revenue Service ("IRS") appeal regarding the deductibility of interest on certain of our industrial revenue bonds.

(d) 2008 included the following pre-tax items:

- $1,364.4 million charge for impairment of goodwill, trade names and fixed assets. Our minority partner's share of this charge of $6.5 million is included in joint venture results attributable to noncontrolling interest.
- $735.8 million charge for non-cash impairment of the timber installment note receivable due from Lehman Brothers Holdings, Inc. and $20.4 million of related interest expense.
- $27.9 million charge for severance and costs associated with the termination of certain store and site leases.
- $20.5 million gain related to the Company's Boise Investment, primarily attributable to the sale of a majority interest in its paper and packaging and newsprint businesses.

(e) 2007 included the following items:

- $32.4 million pre-tax income related to a paper agreement with affiliates of Boise Cascade Holdings, L.L.C. we entered into in connection with the Sale. This agreement was terminated in early 2008.
- $1.1 million after-tax loss related to the sale of OfficeMax's Contract operations in Mexico to Grupo OfficeMax, our 51%-owned joint venture.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion contains statements about our future financial performance. These statements are only predictions. Our actual results may differ materially from these predictions. In evaluating these statements, you should review "Item 1A. Risk Factors" of this Form 10-K, including "Cautionary and Forward-Looking Statements."

Overall Summary

Sales for 2011 were $7,121.2 million, compared to $7,150.0 million for 2010, a decrease of 0.4%. Sales for 2011 benefitted from favorable foreign currency rate changes ($91 million) and from an extra week in fiscal year 2011 ($86 million) compared to fiscal year 2010. Fiscal year 2011 included 53 weeks for our U.S. businesses, while fiscal year 2010 included 52 weeks. After adjusting for the favorable foreign currency impact and the favorable impact of the extra week ("53rd week"), sales declined by 2.9% compared to 2010. Sales and gross profit margins declined in both our Contract and Retail segments. Consolidated gross profit margin decreased by 0.5% of sales (50 basis points) to 25.4% of sales in 2011 compared to 25.9% of sales in 2010, as lower customer margins and increased delivery and freight expense were partially offset by lower occupancy expenses. Operating expenses for 2011 increased compared to the prior year due to the impact of the extra week, the impact of foreign exchange rates and the impact of favorable settlements in 2010, but were benefitted by lower incentive compensation expense. We reported operating income of $86.5 million in 2011 compared to $146.5 million in 2010. The 53rd week added $8 million of operating income and $.06 of diluted earnings per share in 2011.

As noted in the discussion and analysis that follows, our operating results were impacted by a number of significant items in both years. These items included charges for asset impairments, store closures and severance, partially offset by income related to legacy items. If we eliminate these items, our adjusted operating income for 2011 was $118.2 million compared to an adjusted operating income of $160.6 million for 2010. The reported net income available to OfficeMax common shareholders was $32.8 million, or $0.38 per diluted share, in 2011 compared to a reported net loss available to OfficeMax common shareholders $68.6 million, or $0.79 per diluted share, in 2010. If we eliminate the impact of significant items from both years, adjusted net income available to OfficeMax common shareholders for 2011 was $53.3 million, or $0.61 per diluted share, compared to $77.3 million, or $0.89 per diluted share, for 2010.

Results of Operations, Consolidated

($ in millions)

	2011	2010	2009
Sales	$7,121.2	$7,150.0	$7,212.1
Gross profit	1,809.2	1,849.7	1,737.6
Operating, selling and general and administrative expenses	1,691.0	1,689.1	1,674.7
Asset impairments	11.2	11.0	17.6
Other operating expenses, net	20.5	3.1	49.3
Total operating expenses	1,722.7	1,703.2	1,741.6
Operating income (loss)	$ 86.5	$ 146.5	$ (4.0)
Net income (loss) available to OfficeMax common shareholders	$ 32.8	$ 68.6	$ (2.2)
Gross profit margin	25.4%	25.9%	24.1%
Operating, selling and general and administrative expenses			
Percentage of sales	23.7%	23.7%	23.2%

In addition to assessing our operating performance as reported under U.S. generally accepted accounting principles ("GAAP"), we evaluate our results of operations before non-operating legacy items and certain operating items that are not indicative of our core operating activities such as severance, facility closures and adjustments, and asset impairments. We believe our presentation of financial measures before, or excluding, these items, which are non-GAAP measures, enhances our investors' overall understanding of our recurring operational performance and provides useful information to both investors and management to evaluate the ongoing operations and prospects of OfficeMax by providing better comparisons. Whenever we use non-GAAP financial measures, we designate these measures as "adjusted" and provide a reconciliation of the non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure. In the following tables, we reconcile our non-GAAP financial measures to our reported GAAP financial results.

Although we believe the non-GAAP financial measures enhance an investor's understanding of our performance, our management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The non-GAAP financial measures we use may not be consistent with the presentation of similar companies in our industry. However, we present such non-GAAP financial measures in reporting our financial results to provide investors with an additional tool to evaluate our operating results in a manner that focuses on what we believe to be our ongoing business operations.

	NON-GAAP RECONCILIATION FOR 2011(a)		
	Operating income	**Net income available to OfficeMax common shareholders**	**Diluted income per common share**
	(millions, except per-share amounts)		
As reported	$ 86.5	$32.8	$ 0.38
Store asset impairment charge	11.2	6.8	0.08
Store closure and severance charges	20.5	13.6	0.16
As adjusted	$118.2	$53.3	$ 0.61

	NON-GAAP RECONCILIATION FOR 2010(a)		
	Operating income (loss)	**Net income (loss) available to OfficeMax common shareholders**	**Diluted income (loss) per common share**
	(millions, except per-share amounts)		
As reported	$146.5	$68.6	$ 0.79
Store asset impairment charge	11.0	6.7	0.08
Store closure charges and severance adjustments	12.5	7.8	0.09
Reserve adjustments related to legacy facility	(9.4)	(5.8)	(0.07)
As adjusted	$160.6	$77.3	$ 0.89

NON-GAAP RECONCILIATION FOR 2009(a)	Operating income (loss)	Net income (loss) available to OfficeMax common shareholders	Diluted income (loss) per common share
	(millions, except per-share amounts)		
As reported	$(4.0)	$ (2.2)	$(0.03)
Store asset impairment charge	17.6	10.0	0.12
Store closure and severance charges	49.3	30.0	0.39
Interest income from a legacy tax escrow	—	(2.7)	(0.04)
Boise Cascade Holdings, L.L.C. distribution	—	(1.6)	(0.02)
Release of income tax uncertainty reserve	—	(14.9)	(0.18)
As adjusted	$62.9	$ 18.6	$ 0.24

(a) Totals may not foot due to rounding.

These items are described in more detail in this Management's Discussion and Analysis.

At the end of the 2011 fiscal year, we had $427.1 million in cash and cash equivalents and $633.2 million in available (unused) borrowing capacity under our revolving credit facilities. At year-end, we had outstanding recourse debt of $268.2 million (both current and long-term) and non-recourse obligations of $1,470.0 million related to the timber securitization notes. There is no recourse against OfficeMax on the securitized timber notes payable as recourse is limited to proceeds from the applicable pledged installment notes receivable and underlying guarantees. There were no borrowings on our revolving credit facilities in 2011.

The funded status of our pension plans declined in 2011. Our pension obligations exceeded the assets held in trust to fund them by $329.6 million at year-end 2011, a decrease in funded status of $149.4 million, compared to the $180.2 million under funding that existed at year-end 2010. This reduction in funded status was due to a decrease in the discount rate applied to the liability and weaker than anticipated returns on investments.

For full year 2011, operations provided $50.1 million of cash, while capital expenditures (including systems and infrastructure investments) and debt payments used $69.6 million and $6.1 million, respectively.

Outlook

Based on the current environment and our 2011 trends, we expect that total sales for the full year will be flat to slightly higher than 2011, including the favorable impact of foreign currency translation in 2012 and excluding the benefit of the 53rd week in 2011. Additionally, we expect that the adjusted operating income margin rate for the full year will be in line with the prior year.

We anticipate cash flow from operations in 2012 to be in line with or slightly higher than capital expenditures. We expect capital expenditures to be approximately $75 million to $100 million, primarily related to technology, ecommerce and infrastructure investments and upgrades as well as growth and profitability initiatives. We anticipate a net reduction in our retail store count for the year with up to thirty-five store closures and one to two store openings in U.S., as well as eight to nine store openings and one to two store closures in Mexico.

Operating Results

2011 Compared with 2010

Sales for 2011 decreased 0.4% to $7,121.2 million, compared to $7,150.0 million for 2010, and included the favorable impact of currency exchange rates relating to our international subsidiaries and the favorable impact of an extra week in fiscal year 2011 in our domestic subsidiaries. On a local currency basis, sales declined 1.7%. After adjusting for the favorable impact of foreign currency rates ($91 million) and the favorable impact of the extra week in U.S. operations ($86 million), sales declined by 2.9%. These declines are the result of the competitive environment for our products, lower sales in our existing Contract business, and weak store traffic in our Retail segment. The sales declines also included an unfavorable impact from inclement weather in the U.S. during the first quarter of 2011.

Gross profit margin decreased by 0.5% of sales (50 basis points) to 25.4% of sales in 2011 compared to 25.9% of sales in 2010, due to lower customer margins from more promotional activities, customer incentives and continued economic pressures on our consumers' spending as well as increased delivery and freight expense from higher fuel costs and higher import duties associated with purchases in prior periods. These declines were partially offset by lower occupancy expenses. The extra week in U.S. operations resulted in a $28 million favorable impact to gross profit in 2011 compared to 2010.

Operating, selling and general and administrative expenses of 23.7% of sales in 2011 were flat as a percent of sales as compared to the prior year. These expenses as a percent of sales were flat in the Contract segment, and increased slightly in the Retail segment. For 2011, operating, selling and general and administrative expenses increased $1.9 million compared to the prior year due to the unfavorable impact of foreign exchange rates ($21 million), the unfavorable impact of the extra week in U.S. operations ($20 million) and the unfavorable impact of tax and legal settlements in 2010 ($14 million) that did not recur in 2011. These items were partially offset by lower incentive compensation expense ($45 million), as the Company did not meet its earnings targets under the incentive compensation plans for 2011. Favorable settlements in 2010 included $9 million of favorable sales/use tax settlements and adjustments through the year as well as a $5 million gain related to the resolution of a legal dispute.

As noted above, our results for 2011 include several significant items, as follows:

- We recognized a non-cash impairment charge of $11.2 million associated with leasehold improvements and other assets at certain of our Retail stores in the U.S. After tax, this charge reduced net income available to OfficeMax common shareholders by $6.8 million, or $0.08 per diluted share.
- We recorded $14.9 million of severance charges ($13.9 million in Contract, $0.3 million in Retail and $0.7 million in Corporate) related primarily to reorganizations in Canada, Australia, New Zealand, and the U.S. sales and supply chain organizations. In addition, we recorded $5.6 million of charges in our Retail segment related to store closures in the U.S. After tax, the cumulative effect of these items reduced net income by $13.6 million or $0.16 per diluted share.

Interest income was $44.0 million and $42.6 million for 2011 and 2010, respectively. The increase was due primarily to increases in cash balances and interest rates in our international businesses. Interest expense was $73.1 million and $73.3 million in 2011 and 2010, respectively.

For 2011, we recognized income tax expense of $19.5 million on pre-tax income of $57.6 million (an effective tax expense rate of 33.9%) compared to income tax expense of $41.9 million on pre-tax income of $115.7 million (an effective tax expense rate of 36.2%) for 2010. The effective tax rate in both years was impacted by the effects of state income taxes, income items not subject to tax, non-deductible expenses and the mix of domestic and foreign sources of income. In 2011, the Company recorded an increase ($10.8 million) to the valuation allowances relating to several state net operating losses. This negative impact was offset by other one time favorable rate changes and other items related to nondeductible permanent items.

We reported net income attributable to OfficeMax and noncontrolling interest of $38.1 million for 2011. After adjusting for joint venture earnings attributable to noncontrolling interest and preferred dividends, we reported net income available to OfficeMax common shareholders of $32.8 million, or $0.38 per diluted share. Adjusted net income available to OfficeMax common shareholders, as discussed above, was $53.3 million, or $0.61 per diluted share, for 2011 compared to $77.3 million, or $0.89 per diluted share, for 2010.

2010 Compared with 2009

Sales for 2010 decreased 0.9% to $7,150.0 million from $7,212.1 million for 2009, which included the impact of favorable currency exchange rates relating to our international subsidiaries. On a local currency basis, sales declined 2.9%. Both our Contract and Retail segments experienced year-over-year sales declines in a challenging economic environment with increased competitive intensity including higher levels of promotional activity.

Gross profit margin increased by 1.8% of sales (180 basis points) to 25.9% of sales in 2010 compared to 24.1% of sales in 2009. The gross profit margins increased in both our Contract and Retail segments due to our profitability initiatives and reduced inventory shrinkage expense. We benefited from $15 million of inventory shrinkage reserve adjustments due to the positive results from our physical inventory counts. Retail segment gross profit margins also benefitted from a sales mix shift to higher-margin products and lower occupancy and freight costs.

Operating, selling and general and administrative expenses increased 0.5% of sales to 23.7% of sales in 2010 from 23.2% of sales in 2009. The increase was in our Contract segment, as the Retail segment operating, selling and general and administrative expenses as a percent of sales remained flat. The increase was the result of higher expenses related to our growth and profitability initiatives which were partially offset by favorable trends in workers compensation and medical benefit expenses, lower payroll-related expenses and favorable sales and use tax and legal settlements in Retail. On a consolidated basis, we recognized $9 million of favorable sales/use tax settlements and adjustments through the year as well as a $5 million gain related to the resolution of a legal dispute. These items compare to approximately $10 million of income realized in the prior year related to favorable property tax settlements and the resolution of a dispute with a service provider.

As noted above, our results for 2010 include several significant items, as follows:

- We recognized a non-cash impairment charge of $11.0 million associated with leasehold improvements and other assets at certain of our Retail stores in the U.S. After tax, this charge reduced net income available to OfficeMax common shareholders by $6.7 million, or $0.08 per diluted share.
- We recorded $13.1 million of charges in our Retail segment related to store closures in the U.S offset by income of $0.6 million in our Retail segment to adjust previously established severance reserves. After tax, the cumulative effect of these items was a reduction of net income available to OfficeMax common shareholders of $7.8 million, or $0.09 per diluted share.
- We recorded income of $9.4 million related to the adjustment of a reserve associated with our legacy building materials manufacturing facility near Elma, Washington due to the sale of the facility's equipment and the termination of the lease. This item increased net income available to OfficeMax common shareholders by $5.8 million, or $0.07 per diluted share.

In addition, our results for 2009 include several significant items, as follows:

- We recognized a non-cash impairment charge of $17.6 million associated with leasehold improvements and other assets at certain of our Retail stores in the U.S. and Mexico. After tax and noncontrolling interest, these charges reduced net income (loss) available to OfficeMax common shareholders by $10.0 million or $0.12 per diluted share.
- We recorded $31.2 million of charges in our Retail segment related to store closures. We also recorded $18.1 million of severance and other charges, principally related to reorganizations of our U.S. and

Canadian Contract sales forces, customer fulfillment centers and customer service centers, as well as a streamlining of our Retail store staffing. These charges are recorded by segment in the following manner: Contract $15.3 million, Retail $2.1 million and Corporate and Other $0.7 million. After tax and noncontrolling interest, the cumulative effect of these items was a reduction of net income (loss) available to OfficeMax common shareholders by $30.0 million, or $0.39 per diluted share.

- "Other income (expense), net" in the Consolidated Statement of Operations included income of $2.6 million from a distribution on the Boise Investment related to our tax liability on allocated earnings. This distribution was much larger in the prior year due to a significant tax gain realized by Boise Cascade, L.L.C. on the sales of its paper and packaging and newsprint businesses. After tax, this item increased net income (loss) available to OfficeMax common shareholders $1.6 million, or $0.02 per diluted share.
- We recorded $4.4 million of interest income related to a tax escrow balance established in a prior period in connection with our legacy Voyager Panel business which we sold in 2004. After tax, this item increased net income (loss) available to OfficeMax common shareholders by $2.7 million, or $0.04 per diluted share.
- In the fourth quarter, the U.S. Internal Revenue Service conceded an issue under appeals regarding the deductibility of interest on certain of our industrial revenue bonds. Upon the resolution of this matter, we released $14.9 million in tax uncertainty reserves which increased net income (loss) available to OfficeMax common shareholders by $0.18 per diluted share.

Interest income was $42.6 million and $47.3 million for 2010 and 2009, respectively. The decrease was due primarily to $4.4 million of interest income recorded in 2009 related to a tax escrow balance established in a prior period in connection with the sale of our legacy Voyageur Panel business. Interest expense decreased to $73.3 million in 2010 from $76.4 million in 2009. The decrease in interest expense was due primarily to reduced debt resulting from payments made in 2009 and 2010.

For 2010, we recognized income tax expense of $41.9 million on pre-tax income of $115.7 million (effective tax expense rate of 36.2%) compared to income tax benefit of $28.8 million on a pre-tax loss of $30.3 million (effective tax benefit rate of 94.8%) for 2009. The effective tax rate in both years was impacted by the effects of state income taxes, income items not subject to tax, non-deductible expenses and the mix of domestic and foreign sources of income as well as low levels of profitability in 2009. The effective tax rate in 2009 also included $14.9 million from the release of a tax reserve upon the resolution of our claim that interest on certain of our industrial revenue bonds was fully tax deductible.

We reported net income attributable to OfficeMax and noncontrolling interest of $73.9 million for 2010. After adjusting for joint venture earnings attributable to noncontrolling interest and preferred dividends, we reported net income available to OfficeMax common shareholders of $68.6 million, or $0.79 per diluted share. Adjusted net income available to OfficeMax common shareholders, as discussed above, was $77.3 million, or $0.89 per diluted share, for 2010 compared to $18.6 million, or $0.24 per diluted share, for 2009.

Segment Discussion

We report our results using three reportable segments: Contract; Retail; and Corporate and Other.

Our Contract segment distributes a broad line of items for the office, including office supplies and paper, technology products and solutions, office furniture and print and document services. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia and New Zealand. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and in some markets, including Canada, Australia and New Zealand, through office products stores.

Our Retail segment is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Our retail office supply stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Retail has operations in the United States, Puerto Rico and the U.S. Virgin Islands. Retail also operates office products stores in Mexico through a 51%-owned joint venture.

Our Corporate and Other segment includes support staff services and certain other legacy expenses as well as the related assets and liabilities. The income and expense related to certain assets and liabilities that are reported in the Corporate and Other segment have been allocated to the Contract and Retail segments.

Management evaluates the segments' performances using segment income (loss) which is based on operating income (loss) after eliminating the effect of certain operating items that are not indicative of our core operations such as severances, facility closures and adjustments, and asset impairments. These certain operating items are reported on the asset impairments and the other operating expenses lines in the Consolidated Statements of Operations.

Contract

($ in millions)

	2011	2010	2009
Sales	$3,624.1	$3,634.2	$3,656.7
Gross profit	809.5	827.0	762.4
Gross profit margin	22.3%	22.8%	20.8%
Operating, selling and general and administrative expenses	731.8	732.7	704.4
Percentage of sales	20.2%	20.2%	19.2%
Segment income	$ 77.7	$ 94.3	$ 58.0
Percentage of sales	2.1%	2.6%	1.6%
Sales by Product Line			
Office supplies and paper	$2,076.0	$2,086.6	$2,138.5
Technology products	1,142.2	1,185.5	1,174.0
Office furniture	405.9	362.1	344.2
Sales by Geography			
United States	$2,449.3	$2,482.5	$2,583.1
International	1,174.8	1,151.7	1,073.6
Sales Growth	(0.3)%	(0.6)%	(15.2)%

2011 Compared with 2010

Contract segment sales for 2011 decreased 0.3% (2.6% in local currencies) to $3,624.1 million from $3,634.2 million for 2010, and included the favorable impact of currency exchange rates relating to our international subsidiaries and the favorable impact of an extra week in fiscal year 2011 in our domestic subsidiaries. After adjusting for the favorable impact of foreign currency rates ($84 million) and the favorable impact of the extra week ($35 million), sales declined by 3.5%. U.S. Contract sales for 2011 declined 1.3% compared to 2010 (2.7% after adjusting for the impact of the extra week) due to a continued, highly competitive environment in the U.S. A decline in sales to existing customers, including a significant decrease in sales to the U.S. federal government, was partially offset by increased favorable impact of sales to newly acquired customers outpacing the reduction in sales due to lost customers. Fourth quarter of 2011 results trended favorably as the decline in sales to existing customers for the fourth quarter was lower than that for the third quarter and sales to newly acquired customers outpaced the reduction in sales due to lost customers. U.S. Contract sales trended positive by 0.2 % for the fourteen week period ended December 31, 2011 compared to the same fourteen week period in 2010. International sales for 2011 increased 2.0%, but declined 5.3% on a local currency basis. The declines are the result of decreased sales to existing customers and several large customers that were not retained in both Canada and Australia.

Contract segment gross profit margin decreased 0.5% of sales (50 basis points) to 22.3% of sales for 2011 compared to 22.8% of sales for the previous year. The decrease in gross profit margins occurred both in the U.S. and internationally. U.S. gross profit margins decreased due to lower customer margins and increased freight and delivery expenses from higher fuel costs, which were partially offset by lower occupancy expenses. The continued highly competitive U.S. market has resulted in downward pressure on customer margins. The extra week in U.S. operations resulted in a $7 million favorable impact to gross profit in 2011 compared to 2010. International margin declines resulted from lower customer margins due to increased competitive market conditions in Canada, and higher freight expense from higher fuel costs, which were partially offset by lower inventory shrink expense and lower occupancy expense.

Contract segment operating, selling and general and administrative expenses of 20.2% of sales for 2011 were flat to the prior year as lower incentive compensation expense was offset by the deleveraging of expenses from the lower sales and the unfavorable impact of sales/use tax settlements in 2010. Contract segment operating, selling and general and administrative expenses of $731.8 million in 2011 decreased $0.9 million from the prior year as the unfavorable impact of foreign currency rates ($20 million) and the unfavorable impact of the extra week ($7 million) were offset by lower incentive compensation expense ($20 million) and lower payroll and advertising expenses.

Contract segment income was $77.7 million, or 2.1% of sales, for 2011, compared to $94.3 million, or 2.6% of sales, for 2010. The decrease in segment income was primarily attributable to the decline in sales and the lower gross profit margin. The impact of the 53rd week was negligible on operating income.

2010 Compared with 2009

Contract segment sales for 2010 decreased 0.6% to $3,634.2 million from $3,656.7 million for 2009, reflecting a 4.3% decline on a local currency basis which was partially offset by a favorable impact from changes in foreign currency exchange rates. The U.S. sales decline of 3.9% reflected a challenging U.S. economic recovery, which continues to impact our customers' buying trends, as well as an intensely competitive environment. Sales to existing customers declined 6.2% in 2010, an improvement from the 14.7% decline in 2009. For the year, increased sales to newly acquired customers outpaced reduced sales due to lost customers. International sales declined 5.2% on a local currency basis in 2010, primarily as a result of decreased sales to existing customers and continued international economic weakness.

Contract segment gross profit margin increased 2.0% of sales (200 basis points) to 22.8% of sales for 2010 compared to 20.8% of sales for the previous year. The increases in gross profit margins occurred both in the U.S. and internationally. U.S. gross profit margins increased due to strong disciplines instituted to monitor both customer profitability and product costs as well as reduced delivery costs. 2010 also benefited from the reversal of inventory shrinkage reserves due to favorable results from our annual physical inventory counts of $3.5 million. International margin improvements resulted from improved product margins resulting from a strong back-to-school season in Australia, favorable foreign exchange rate impact on Canadian paper purchases and profitability initiatives related to our own private label products.

Contract segment operating, selling and general and administrative expenses increased 1.0% of sales to 20.2% for 2010 from 19.2% of sales a year earlier. The increase was primarily due to costs associated with growth and profitability initiatives associated with our managed-print-services, customer service centers and business-to-business website, partially offset by favorable trends in workers compensation and medical benefit expenses as well as lower payroll costs from the reorganization of our U.S. sales force and U.S. customer service operations.

Contract segment income was $94.3 million, or 2.6% of sales, for 2010, compared to $58.0 million, or 1.6% of sales, for 2009. The increase in segment income was primarily attributable to the increased gross profit margin partially offset by higher operating, selling and general and administrative expenses due primarily to increased spending on our growth and profitability initiatives.

Retail

($ in millions)

	2011	2010	2009
Sales	$3,497.1	$3,515.8	$3,555.4
Gross profit	999.7	1,022.7	975.2
Gross profit margin	28.6%	29.1%	27.4%
Operating, selling and general and administrative expenses	924.4	918.8	930.3
Percentage of sales	26.4%	26.1%	26.1%
Segment income	$ 75.3	$ 103.9	$ 44.9
Percentage of sales	2.2%	3.0%	1.3%
Sales by Product Line			
Office supplies and paper	$1,489.8	$1,468.7	$1,446.9
Technology products	1,793.3	1,834.6	1,872.6
Office furniture	214.0	212.5	235.9
Sales by Geography			
United States	$3,222.4	$3,287.5	$3,369.6
International	274.7	228.3	185.8
Sales Growth			
Total sales growth	(0.5)%	(1.1)%	(10.2)%
Same-location sales growth	(1.5)%	(0.8)%	(11.0)%

2011 Compared with 2010

Retail segment sales for 2011 decreased by 0.5% (0.7% in local currencies) to $3,497.1 million from $3,515.8 million for 2010, and included the favorable impact of currency exchange rates relating to our Mexico subsidiary and the favorable impact of an extra week in fiscal year 2011 in our domestic subsidiaries. After adjusting for the favorable impact of foreign currency rates ($8 million) and the favorable impact of the extra week ($52 million), sales declined by 2.2%. The sales declines reflect challenging economic conditions and an increased promotional environment as well as significant decline in certain technology categories. Same-store sales declined by 1.5% in 2011, which included a U.S. same-store sales decline of 2.8%, partially offset by a 14.2% same-store sales increase in Mexico, on a local currency basis. The U.S. same-store sales decline reflected weaker back-to-school sales and continued weakness in store traffic, which was partially offset by slightly higher average ticket and a favorable holiday season. We ended 2011 with 978 stores. In the U.S., we closed twenty-two retail stores during 2011 and opened none, ending the year with 896 retail stores, while Grupo OfficeMax, our majority-owned joint venture in Mexico, opened five stores during 2011 and closed two, ending the year with 82 retail stores.

Retail segment gross profit margin decreased 0.5% of sales (50 basis points) to 28.6% of sales for 2011 compared to 29.1% of sales for 2010. The gross profit margin declines were the result of lower customer margins in Mexico, higher freight and delivery expense from increased fuel costs and higher inventory markdowns, which were partially offset by lower occupancy expenses. We had slightly higher customer margins in the U.S. reflecting the product-mix shift to supplies sales. Higher promotional activity resulted in increased sales but placed continued pressure on margins. The extra week in U.S. operations resulted in a $21 million favorable impact to gross profit in 2011 compared to 2010.

Retail segment operating, selling and general and administrative expenses increased 0.3% of sales to 26.4% of sales for 2011 from 26.1% of sales for 2010 as lower incentive compensation expense was more than offset by the deleveraging impact of the lower sales and the unfavorable impact of sales/use tax and legal settlements in

2010. Retail segment operating, selling and general and administrative expenses of $924.4 million in 2011 increased $5.6 million from the prior year as the unfavorable impact of the extra week ($13 million), the unfavorable impact of sales/use tax and legal settlements in 2010 ($12 million) and the unfavorable impact of foreign currency rates ($1 million) were partially offset by lower incentive compensation expense ($23 million). In addition, lower advertising expenses and lower store fixture and equipment-related costs were more than offset by higher overhead associated with our profitability initiatives.

Retail segment income was $75.3 million, or 2.2% of sales, for 2011, compared to $103.9 million, or 3.0% of sales, for 2010. The decrease in segment income was primarily attributable to the sales decline, the lower gross profit margins and the increased operating expenses as noted above which was partially offset by continued improvement in our Mexican joint venture's earnings. There was $8 million of segment income resulting from the 53rd week.

2010 Compared with 2009

Retail segment sales for 2010 decreased by 1.1% (1.5% on a local currency basis) to $3,515.8 million from $3,555.4 million for 2009 reflecting challenging economic conditions and increased promotional activity. U.S. same-store sales declined 2.2% for 2010 primarily due to continued weaker consumer and small business spending and reduced technology sales. Mexico same-store sales for 2010 increased 15.7% on a local currency basis year-over-year due to unusually lower sales in 2009 resulting from the weakened economy and the H1N1 flu epidemic as well as new sales initiatives in 2010. U.S. store traffic was lower compared to the prior year as sales declined across all major product categories, but average ticket amounts were up due to a mix shift within the technology products category to higher-priced items. We ended 2010 with 997 stores. In the U.S., we closed fifteen retail stores during 2010 and opened none, ending the year with 918 retail stores, while Grupo OfficeMax, our majority-owned joint venture in Mexico, opened two stores and closed none, ending the year with 79 retail stores.

Retail segment gross profit margin increased 1.7% of sales (170 basis points) to 29.1% of sales for 2010 compared to 27.4% of sales for the previous year. The gross profit margin increase was due to our product and pricing initiatives and a sales mix shift to the higher-margin supplies category (which was slightly offset by an unfavorable mix shift within the technology category) as well as reduced inventory shrinkage expense, lower occupancy costs due to rent reductions, resulting from lease renewals and renegotiations, and closed stores and lower freight expense. The reduced inventory shrinkage expense included the reversal of inventory shrinkage reserves due to favorable results from our annual physical inventory counts of $11.5 million.

Retail segment operating, selling and general and administrative expenses of 26.1% of sales for 2010 were flat compared to 2009. Fiscal 2010 benefited from favorable trends in workers compensation and medical benefit expenses, sales/use tax and legal settlements as well as reduced payroll expenses due to closed stores and store staffing reductions. These benefits were offset by increased expenses resulting from our print-for-pay and new channel growth initiatives and the impact of property tax and other settlements in 2009.

Retail segment income was $103.9 million, or 3.0% of sales, for 2010, compared to $44.9 million, or 1.3% of sales, for 2009. The increase in segment income was primarily attributable to the improved gross profit margins as noted above and significant improvement in our Mexican joint venture's earnings, which was partially offset by the increased costs from our long-term growth initiatives.

Corporate and Other

Corporate and Other expenses were $35.5 million, $28.2 million and $40.7 million for 2011, 2010 and 2009, respectively. These expenses were lower in 2010 as there was $9.4 million of income associated with our legacy building materials manufacturing facility near Elma, Washington. In addition, the benefit of lower incentive compensation expense ($3 million) was offset by increased pension expense in 2011 compared to 2010, while pension expense was lower in 2010 than 2009.

Liquidity and Capital Resources

At the end of fiscal year 2011, the total liquidity available for OfficeMax was $1,060.3 million. This includes cash and cash equivalents of $427.1 million, including $126.2 million in foreign cash balances, and borrowing availability of $633.2 million. The borrowing availability included $580.3 million from our credit agreement associated with the Company and certain of our subsidiaries in the U.S., Puerto Rico and Canada and $52.9 million from our credit agreement associated with our subsidiaries in Australia and New Zealand. At the end of fiscal year 2011, the Company was in compliance with all covenants under the two credit agreements. The credit agreement associated with the Company and certain of our subsidiaries in the U.S., Puerto Rico and Canada expires on October 7, 2016 and the credit agreement associated with our subsidiaries in Australia and New Zealand expires on March 15, 2013. At the end of fiscal year 2011, we had $268.2 million of short-term and long-term recourse debt and $1,470.0 million of non-recourse timber securitization notes outstanding.

Under certain circumstances there are restrictions on our ability to repatriate certain amounts of foreign cash balances. If the Company chose to repatriate certain unrestricted foreign cash balances, it could result in a repatriation provision of approximately $2.5 million in excess of the amount already accrued and $4.0 million in cash taxes due.

Our primary ongoing cash requirements relate to working capital, expenditures for property and equipment, technology enhancements and upgrades, lease obligations, pension funding and debt service. We expect to fund these requirements through a combination of available cash balance and cash flow from operations. We also have revolving credit facilities as additional liquidity. The following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations discuss in more detail our operating, investing, and financing activities, as well as our financing arrangements.

Operating Activities

Our operating activities provided cash of $53.7 million in 2011 compared to $88.1 million in 2010. Cash from operations for 2011 was lower than the prior year primarily reflecting a lower level of earnings and $13.5 million of net tax payments in 2011 (international and state payments) versus net tax refunds of $5.0 million in 2010. Changes in accounts payable and accrued liabilities includes an unfavorable impact from paying the 2010 incentive compensation accrual in 2011 and recording a significantly reduced accrual for 2011 incentive compensation expense. This change was offset by reduced legal and advertising payments in 2011.

Total company inventory decreased slightly year over year, primarily due to a decrease in international inventory. In addition to the changes discussed above, accounts payable and accrued liabilities also reflected a reduction in accounts payable from the timing and mix of purchases. Accounts receivable at the end of 2011 was higher in our domestic businesses, primarily attributable to higher vendor receivables from increased vendor-supported promotional activity, and increased customer receivables from a shift in the timing of sales.

Our operating activities generated cash of $88.1 million in 2010. Cash from operations in 2010 was net of $44.4 million of payments of loans on company-owned life insurance policies ("COLI policies") as well as $72.4 million of increased working capital primarily from larger holdings of our international inventories and the timing of repayments and obligations.

Cash from operations in 2011 and 2010 included the impact of approximately $55 million and $58 million, respectively, of incentive compensation payments made associated with the achievement of incentive plan performance targets for 2010 and 2009, respectively. The Company accrued a minimal amount of incentive compensation in 2011, as performance targets were generally not achieved. Therefore, 2012 incentive compensation payments will be minimal.

We sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active employees, primarily in Contract. Pension expense was $10.9 million, $7.3 million and $14.1 million for the years ended December 31, 2011, December 25, 2010 and December 26, 2009, respectively. In 2011, 2010 and 2009, we made cash contributions to our pension plans totaling $3.3 million, $3.4 million and $6.8 million, respectively. In 2009, we also contributed 8.3 million shares of OfficeMax common stock to our qualified pension plans. The estimated minimum required funding contribution in 2012 is $28.5 million and the expense is projected to be $3.3 million compared to expense of $10.9 million in 2011. In addition, we may elect to make additional voluntary contributions. See "Critical Accounting Estimates" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for more information.

Investing Activities

In 2011, capital spending of $69.6 million consisted of system improvements relating to our growth initiatives, overall software enhancements and infrastructure improvements, as well as spending on new stores in Mexico. In 2010, capital spending of $93.5 million consisted of technology enhancements including an upgrade to our financial systems platform and improvements in the telephony software and hardware used by our call centers. We also invested in leasehold improvements. This spending was partially offset by proceeds from the sale of assets associated with closed facilities. Details of the capital investment by segment are included in the following table:

	Capital Investment		
	2011	2010	2009
		(millions)	
Contract	$26.0	$61.2	$18.0
Retail	35.8	32.3	20.3
Corporate and Other	7.8	—	—
Total	$69.6	$93.5	$38.3

We expect our capital investments in 2012 to be approximately $100 million. Our capital spending in 2012 will be primarily for maintenance and investment in our systems, infrastructure and growth and profitability initiatives.

Financing Activities

Our financing activities used cash of $18.0 million in 2011, $28.5 million in 2010 and $60.6 million in 2009. Preferred dividend payments totaled $3.3 million in 2011, $2.7 million in 2010 and $3.1 million in 2009. No dividends were paid on our common stock in 2011, 2010 or 2009, as our quarterly cash dividend on our common stock was suspended in December 2008 due to the challenging economic environment and to conserve cash. We had net debt payments of $6.1 million, $22.5 million and $57.7 million in 2011, 2010 and 2009, respectively.

Financing Arrangements

We lease our store space and certain other property and equipment under operating leases. These operating leases are not included in debt; however, they represent a significant commitment. Our obligations under operating leases are shown in the "Contractual Obligations" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our debt structure consists of credit agreements, note agreements, and other borrowings as described below. For more information, see the "Contractual Obligations" and "Disclosures of Financial Market Risks" sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Credit Agreements

On October 7, 2011, we entered into a Second Amended and Restated Loan and Security Agreement (the "North American Credit Agreement") with a group of banks. The North American Credit Agreement amended both our existing credit agreement that we are party to along with certain of our subsidiaries in the U.S. (the "U.S. Credit Agreement") and our existing credit agreement to which our subsidiary in Canada is a party (the "Canadian Credit Agreement") and consolidated them into a single credit agreement. The North American Credit Agreement permits us to borrow up to a maximum of $650 million, (U.S. dollars) of which $50 million is allocated to our Canadian subsidiary, and $600 million is allocated to the Company and its other participating U.S. subsidiaries, subject to a borrowing base calculation that limits availability to a percentage of eligible trade and credit card receivables plus a percentage of the value of eligible inventory less certain reserves. The North American Credit Agreement may be increased (up to a maximum of $850 million) at our request and the approval of the lenders participating in the increase, or may be reduced from time to time at our request, in each case according to the terms detailed in the North American Credit Agreement. Letters of credit, which may be issued under the North American Credit Agreement up to a maximum of $250 million, reduce available borrowing capacity. Stand-by letters of credit issued under the North American Credit Agreement totaled $51.9 million at the end of fiscal year 2011. At the end of fiscal year 2011, the maximum aggregate borrowing amount available under the North American Credit Agreement was $632.2 million and availability under the North American Credit Agreement totaled $580.3 million. At the end of fiscal year 2011, we were in compliance with all covenants under the North American Credit Agreement. The North American Credit Agreement expires on October 7, 2016 and allows the payment of dividends, subject to availability restrictions and if no default has occurred.

Borrowings under the U.S. Credit Agreement were subject to interest at rates based on either the prime rate or the London Interbank Offered Rate ("LIBOR"). Margins were applied to the applicable borrowing rates and letter of credit fees under the U.S. Credit Agreement depending on the level of average availability. Fees on letters of credit issued under the U.S. Credit Agreement were charged at a weighted average rate of 0.875%. The Company was also charged an unused line fee of 0.25% under the U.S. Credit Agreement on the amount by which the maximum available credit exceeded the average daily outstanding borrowings and letters of credit.

Borrowings under the North American Credit Agreement are subject to interest at rates based on either the prime rate, the federal funds rate, LIBOR or the Canadian Dealer Offered Rate. An additional percentage, which varies depending on the level of average borrowing availability, is added to the applicable rates. Fees on letters of credit issued under the North American Credit Agreement are charged at rates between 1.25% and 2.25% depending on the type of letter of credit (i.e., stand-by or commercial) and the level of average borrowing availability. The Company is also charged an unused line fee of between 0.375% and 0.5% on the amount by which the maximum available credit exceeds the average daily outstanding borrowings and letters of credit. The fees on letters of credit were 1.75% and the unused line fee was 0.5% at December 31, 2011.

On March 15, 2010, the Company's five wholly-owned subsidiaries based in Australia and New Zealand entered into a Facility Agreement (the "Australia/New Zealand Credit Agreement") with a financial institution based in those countries. The Australia/New Zealand Credit Agreement permits the subsidiaries in Australia and New Zealand to borrow up to a maximum of A$80 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of certain owned properties, less certain reserves. There were no borrowings outstanding under the facility at the end of fiscal year 2011, and there were no borrowings outstanding under this facility during 2011 or 2010. The maximum aggregate borrowing amount available under the Australia/New Zealand Credit Agreement was $52.9 million (A$52.1 million) at the end of fiscal year 2011. At the end of fiscal year 2011, the subsidiaries in Australia and New Zealand were in compliance with all covenants under the Australia/New Zealand Credit Agreement. The Australia/New Zealand Credit Agreement expires on March 15, 2013.

In October 2004, we sold our timberland assets in exchange for $15 million in cash plus credit-enhanced timber installment notes in the amount of $1,635 million (the "Installment Notes"). The Installment Notes were issued by single-member limited liability companies formed by affiliates of Boise Cascade, L.L.C (the "Note Issuers"). In order to support the Installment Notes, the Note Issuers transferred $1,635 million in cash to Lehman and Wachovia Corporation ("Wachovia") ($817.5 million to each of Lehman and Wachovia) who issued collateral notes to the Note Issuers and guaranteed the Installment Notes. In December 2004, we completed a securitization transaction in which the Company's interests in the Installment Notes and related guarantees were transferred to wholly-owned bankruptcy remote subsidiaries. The subsidiaries pledged the Installment Notes and related guarantees and issued securitized notes (the "Securitization Notes") in the amount of $1,470 million. Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty. **As a result, there is no recourse against OfficeMax, and the Securitization Notes have been reported as non-recourse debt in our Consolidated Balance Sheets.**

On September 15, 2008, Lehman filed for bankruptcy. Lehman's bankruptcy filing constituted an event of default under the $817.5 million Installment Note guaranteed by Lehman (the "Lehman Guaranteed Installment Note"). We are required for accounting purposes to assess the carrying value of assets whenever circumstances indicate that a decline in value may have occurred. After evaluating the situation, we concluded in late October 2008 that as a result of the Lehman bankruptcy, it was probable that we would be unable to collect all amounts due according to the contractual terms of the Lehman Guaranteed Installment Note. Accordingly, we evaluated the carrying value of the Lehman Guaranteed Installment Note and reduced it to the estimated amount we then expected to collect ($81.8 million) by recording a non-cash impairment charge of $735.8 million, pre-tax.

Measuring impairment of a loan requires judgment and estimates, and the eventual outcome may differ from our estimate by a material amount. The Lehman Guaranteed Installment Note has been pledged as collateral for the related Securitization Notes, and therefore it may not freely be transferred to any party other than the Indenture Trustee. Accordingly, the ultimate amount to be realized on the Lehman Guaranteed Installment Note depends on the proceeds from the Lehman bankruptcy estate. Lehman's disclosure statement on its Chapter 11 Plan (the "Disclosure Statement") was confirmed by the United States Bankruptcy Court for the Southern District of New York on December 6, 2011. The Disclosure Statement provides a range of estimated recoveries for various classes of unsecured creditors of Lehman. Pursuant to a stipulation entered into on October 7, 2011 and approved by the bankruptcy court on December 14, 2011, the claim of the Securitization Note holders through the Note Issuers will be treated as a class 3 senior unsecured claim (estimated to recover at a rate of approximately 21.1% under the Chapter 11 Plan) rather than falling into any other class of guarantee claims (estimated to recover at a rate of approximately 11%-13% depending on the class under the Chapter 11 Plan). Due to this categorization, provisions of the stipulation that make certain funds unavailable to the claim that would otherwise be available to class 3 senior unsecured claimants, the status of the bankruptcy proceedings, and based on information in the Disclosure Statement, it appears that Securitization Note holders may recover at a potential rate within the range of 17% to 20%. However, uncertainties exist as to the actual recovery that will ultimately be received on the claim. The disposition of a related claim of the Securitization Note holders through us on the guaranty may result in an additional recovery and the funds available for claimants will depend on Lehman's ongoing claims resolution process, the establishment of reserves for unresolved claims, and the value of the assets Lehman is able to liquidate. Due to these uncertainties and other factors, we have not increased our assumed recovery rate or the carrying value of the Lehman Guaranteed Installment Note. We expect that an initial distribution may be made on the Securitization Note holders' claim as early as March 30, 2012. Further distributions are expected to occur over a several-year period. Going forward, we intend to adjust the carrying value of the Lehman Guaranteed Installment Note as further information regarding our share of the proceeds, if any, from the Lehman bankruptcy estate becomes available.

Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty, and any proceeds we receive from the bankruptcy will be distributed to the Securitization Note holders. However, under current generally accepted accounting principles, we are required to continue to recognize the liability related to the Securitization Notes guaranteed by Lehman until such time as the liability has been extinguished. The liability will be extinguished when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. We expect that this will occur when the remaining guaranty claim of the Securitization Note holders in the bankruptcy is resolved and as the Lehman assets are in the process of distribution. Accordingly, we expect to recognize a non-cash gain equal to the difference between the carrying amount of the Securitization Notes guaranteed by Lehman ($735.0 million at December 31, 2011) and the carrying value of the Lehman Guaranteed Installment Note ($81.8 million at December 31, 2011) in a later period when the liability is legally extinguished. The actual gain to be recognized in the future will be measured based on the carrying amounts of the Lehman Guaranteed Installment Note and the Securitization Notes guaranteed by Lehman at the date of settlement.

Any discussion of the Lehman bankruptcy in this document is strictly based on factual observations from the bankruptcy cases and should not be interpreted as constituting legal analysis of or admission as to the ultimate allowances of our claim based on the Lehman Guaranteed Installment Note or any Note Issuers' claim based on Collateral Notes, or the interplay thereof.

At the time of the sale of our timberland assets in 2004, we generated a significant tax gain. As the timber installment notes structure allowed the Company to defer the resulting tax liability until 2020 ($529 million at December 31, 2011), the maturity date for the Installment Notes, we recognized a deferred tax liability related to this gain in connection with the sale. The recognition of the Lehman portion of the tax gain will be triggered when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders . In estimating the cash taxes, we will consider our available alternative minimum tax credits, to reduce the net tax payments.

Through December 31, 2011, we have received all payments due under the Installment Notes guaranteed by Wachovia (the "Wachovia Guaranteed Installment Notes"), which have consisted only of interest due on the notes, and have made all payments due on the related Securitization Notes guaranteed by Wachovia, again consisting only of interest due. As all amounts due on the Wachovia Guaranteed Installment Notes are current, and we have no reason to believe that we will not collect all amounts due according to the contractual terms of the Wachovia Guaranteed Installment Notes, the notes are stated in our Consolidated Balance Sheet at their original principal amount of $817.5 million. Wachovia was acquired by Wells Fargo & Company in a stock transaction in 2008. An additional adverse impact on our financial results presentation could occur if Wells Fargo became unable to perform its obligations under the Wachovia Guaranteed Installment Notes, thereby resulting in a significant impairment impact.

The pledged Installment Notes and Securitization Notes are scheduled to mature in 2020 and 2019, respectively. The Securitization Notes have an initial term that is approximately three months shorter than the Installment Notes. We expect that if the Securitization Notes are still outstanding in 2019, we will refinance them with a short-term borrowing to bridge the period from initial maturity of the Securitization Notes to the maturity of the Installment Notes.

Other

We made capital contributions to Grupo OfficeMax, commensurate with our ownership percentage in the joint venture of $6.0 million in 2009. We made no capital contributions to Grupo OfficeMax during 2011 or 2010.

Contractual Obligations

In the following table, we set forth our contractual obligations as of December 31, 2011. Some of the figures included in this table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the amounts we will actually pay in future periods may vary from those reflected in the table.

	Payments Due by Period				
	2012	2013-2014	2015-2016	Thereafter	Total
			(millions)		
Recourse debt	$ 38.9	$ 5.6	$ 20.2	$ 204.0	$ 268.7
Interest payments on recourse debt	16.3	29.0	27.9	111.9	185.1
Non-recourse debt	—	—	—	1,470.0	1,470.0
Interest payments on non-recourse debt	39.8	79.7	79.7	119.5	318.7
Operating leases	343.0	530.6	314.8	232.6	1,421.0
Purchase obligations	35.7	9.1	2.1	—	46.9
Pension obligations (estimated payments)	28.5	120.6	102.8	56.6	308.5
Total	$502.2	$774.6	$547.5	$2,194.6	$4,018.9

Debt includes amounts owed on our note agreements, revenue bonds and credit agreements assuming the debt is held to maturity. The amounts above include both current and non-current liabilities. Not included in the table above are contingent payments for uncertain tax positions of $21.2 million. These amounts are not included due to our inability to predict the timing of settlement of these amounts. The "Expected Payments" table under the caption "Financial Instruments" in this Management's Discussion and Analysis of Financial Condition and Results of Operations presents principal cash flows and related weighted average interest rates by expected maturity dates. For more information, see Note 10, "Debt," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in this form 10-K.

There is no recourse against OfficeMax on the Securitization Notes as recourse is limited to proceeds from the applicable pledged Installment Notes receivable and underlying guarantees. The non-recourse debt remains outstanding until it is legally extinguished, which will be when the Installment Notes and related guaranties are transferred to and accepted by the securitized note holders. For the Lehman Guaranteed Installment Note, we expect that this will occur when the remaining guaranty claim of the Securitization Note holders in the bankruptcy is resolved and as the Lehman assets are in the process of distribution. Interest payments on non-recourse debt will be completely offset by interest income received on the Installment Notes.

We enter into operating leases in the normal course of business. We lease our retail store space as well as certain other property and equipment under operating leases. Some of our retail store leases require percentage rentals on sales above specified minimums and contain escalation clauses. The minimum lease payments shown in the table above do not include contingent rental expense. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. As a result of purchase accounting from the 2004 acquisition of the U.S. retail business, we recorded an asset relating to store leases with terms below market value and a liability for store leases with terms above market value. The asset will be amortized through 2027 while the liability will be amortized through 2012. Since the acquisition date, the net amortization of these items has reduced rent expense by approximately $7 million per year. Beginning in 2013, the amortization of the asset will result in additional rent expense of approximately $4 million per year. For more information, see Note 8, "Leases," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K. Lease obligations for closed facilities are included in operating leases and a liability equal to the fair value of these obligations is included in the Company's Consolidated Balance Sheets. For more information, see Note 2, "Facility Closure Reserves," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Our Consolidated Balance Sheet as of December 31, 2011 includes $393.3 million of long-term liabilities associated with our retirement and benefit and other compensation plans and $362.4 million of other long-term liabilities. Certain of these amounts have been excluded from the above table as either the amounts are fully or partially funded, or the timing and/or the amount of any cash payment is uncertain. Actuarially-determined liabilities related to pension and postretirement benefits are recorded based on estimates and assumptions. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. Changes in assumptions related to the measurement of funded status could have a material impact on the amount reported. Pension obligations in the table above represent the estimated, minimum contributions required per IRS funding rules.

In accordance with an amended and restated joint venture agreement, the minority owner of Grupo OfficeMax, our joint-venture in Mexico, can elect to require OfficeMax to purchase the minority owner's 49% interest in the joint venture if certain earnings targets are achieved. Earnings targets are calculated quarterly on a rolling four-quarter basis. Accordingly, the targets may be achieved in one quarter but not in the next. If the earnings targets are achieved and the minority owner elects to require OfficeMax to purchase the minority owner's interest, the purchase price is based on the joint venture's earnings and the current market multiples of similar companies. At the end of 2011, Grupo OfficeMax met the earnings targets and the estimated purchase price of the minority owner's interest was $27.6 million. The decrease in the estimated purchase price from the prior year is attributable to lower market multiples for similar companies as of the measurement date. As the estimated purchase price was less than the carrying value of the noncontrolling interest as of the end of the year, the Company reduced the noncontrolling interest to the carrying value, with the offset recorded to additional paid-in capital. There is no impairment relating to the assets of the joint venture as the estimated future cash flows support the overall carrying value of its assets.

In addition to the contractual obligations quantified in the table above, we have other obligations for goods and services entered into in the normal course of business. These contracts, however, are either not enforceable or legally binding or are subject to change based on our business decisions.

Off-Balance-Sheet Activities and Guarantees

Note 15, "Commitments and Guarantees," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K describes certain of our off-balance sheet arrangements as well as the nature of our guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees and the maximum potential undiscounted amounts of future payments we could be required to make.

Seasonal Influences

Our business is seasonal, with Retail showing a more pronounced seasonal trend than Contract. Sales in the second quarter are historically the slowest of the year. Sales are stronger during the first, third and fourth quarters which include the important new-year office supply restocking month of January, the back-to-school period and the holiday selling season, respectively.

Disclosures of Financial Market Risks

Financial Instruments

Our debt is predominantly fixed-rate. At December 31, 2011, the estimated current fair value of our debt, based on quoted market prices when available or then-current interest rates for similar obligations with like maturities, including the timber notes, was approximately $557 million less than the amount of debt reported in the Consolidated Balance Sheets. As previously discussed, there is no recourse against OfficeMax on the securitized timber notes payable as recourse is limited to proceeds from the applicable pledged Installment Notes receivable and underlying guarantees. The debt and receivables related to the timber notes have fixed interest rates and are reflected in the tables below, along with the carry amounts and estimated fair values.

The estimated fair values of our other financial instruments, including cash and cash equivalents and receivables are the same as their carrying values. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of vendors, customers and channels to and through which our products are sourced and sold, as well as their dispersion across many geographic areas. In the fourth quarter of 2011, we became aware of financial difficulties at one of our large Contract customers. We granted the customer extended payment terms and in exchange are requesting a security interest in their assets and are implementing creditor oversight provisions. The receivable from this customer was $27 million at December 31, 2011, and substantially all of that balance has been collected to date. Based on our ongoing sales to this customer, we continue to carry similar receivable balances, which we monitor closely.

Changes in foreign currency exchange rates expose us to financial market risk. We occasionally use derivative financial instruments, such as forward exchange contracts, to manage our exposure associated with commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. We generally do not enter into derivative instruments for any other purpose. We do not speculate using derivative instruments.

During 2011, we entered into forward contracts in order to hedge our foreign currency exchange rate exposure related to purchases of paper by our Canadian subsidiary in accordance with a paper supply contract with Boise White Paper, L.L.C. ("Boise Paper"). Under the paper supply contract, our subsidiary is obligated to purchase virtually of all its requirements for office paper from Boise Paper or its successor until December 2012, at prices approximating market levels. In accordance with the paper supply contract, the purchase price in Canadian dollars is indexed to the U.S. dollar up until the first business day of the month in which the purchase is made. These forward contracts qualify as foreign currency cash flow hedges. The Company has determined the hedges to be effective but does not anticipate entering any new transactions. The fair value associated with these hedges is not material to our financial statements.

We were not a party to any material derivative financial instruments in 2011 or 2010.

The following tables provide information about our financial instruments outstanding at December 31, 2011 that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For obligations with variable interest rates, the table sets forth payout amounts based on rates as of December 31, 2011 and does not attempt to project future rates. The following table does not include our obligations for pension plans and other post retirement benefits, although market risk also arises within our defined benefit pension plans to the extent that the obligations of the pension plans are not fully matched by assets with determinable cash flows. We sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active OfficeMax employees. As our plans were frozen in 2003, our active employees and all inactive participants who are covered by the plans are no longer accruing additional benefits. However, the pension plan obligations are still subject to change due to fluctuations in long-term interest rates as well as factors impacting actuarial valuations, such as retirement rates and pension plan participants' increased life expectancies. In addition to changes in pension plan obligations, the amount of plan assets available to pay benefits, contribution levels and expense are also impacted by the return on the pension plan assets. The pension plan assets include OfficeMax common stock, U.S. equities, international equities, global equities and fixed-income securities, the cash flows of which change as equity prices and interest rates vary. The risk is that market movements in equity prices and interest rates could result in assets that are insufficient over time to cover the level of projected obligations. This in turn could result in significant changes in pension expense and funded status, further impacting future required contributions. Management, together with the trustees who act on behalf of the pension plan beneficiaries, assess the level of this risk using reports prepared by independent external actuaries and take action, where appropriate, in terms of setting investment strategy and agreed contribution levels.

	Expected Payments (millions)						
	2012	**2013**	**2014**	**2015**	**2016**	**Thereafter**	**Total**
Recourse debt:							
Fixed-rate debt payments	$35.4	$0.4	$0.2	$0.1	$20.1	$204.0	$260.2
Weighted average interest rates	*7.9%*	*7.2%*	*5.4%*	*3.8%*	*7.3%*	*6.3%*	*6.6%*
Variable-rate debt payments	$ 3.5	$3.5	$1.5	$—	$ —	$ —	$ 8.5
Weighted average interest rates	*7.3%*	*7.3%*	*7.9%*				*7.4%*
Non-recourse debt:							
Securitization Notes							
Wachovia(a)	$ —	$—	$—	$—	$ —	$735.0	$735.0
Average interest rates						*5.4%*	*5.4%*
Lehman(a)	$ —	$—	$—	$—	$ —	$735.0	$735.0
Average interest rates						*5.5%*	*5.5%*

(a) There is no recourse against OfficeMax on the Securitization Notes as recourse is limited to proceeds from the applicable pledged Installment Notes receivable and underlying guarantees. The debt remains outstanding until it is legally extinguished, which will be when the Installment Note and guaranty are transferred to and accepted by the securitized note holders.

	2011		2010	
	Carrying amount	**Fair value**	**Carrying amount**	**Fair value**
	(millions)			
Financial assets:				
Timber notes receivable				
Wachovia	$817.5	$943.7	$817.5	$888.3
Lehman	81.8	81.8	81.8	81.8
Financial liabilities:				
Recourse debt	$268.2	$240.8	$275.0	$255.5
Non-recourse debt				
Wachovia	$735.0	$858.8	$735.0	$811.1
Lehman	735.0	81.8	735.0	81.8

Asset Impairments

We are required for accounting purposes to assess the carrying value of other intangible assets annually or whenever circumstances indicate that a decline in value may have occurred. No impairment was recorded related to other intangible assets in 2011, 2010 or 2009.

For other long lived assets, we are also required to assess the carrying value when circumstances indicate that a decline in value may have occurred. Based on the operating performance of certain of our Retail stores due to the macroeconomic factors and market specific change in expected demographics, we determined that there were indicators of potential impairment relating to our Retail stores in 2011, 2010 and 2009. Therefore, we performed the required impairment tests and recorded non-cash charges of $11.2, $11.0 and $17.6 million, respectively, to impair long-lived assets pertaining to certain Retail stores.

Facility Closure Reserves

We conduct regular reviews of our real estate portfolio to identify underperforming facilities, and close those facilities that are no longer strategically or economically beneficial. We record a liability for the cost associated with a facility closure at its estimated fair value in the period in which the liability is incurred, primarily the location's cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. Accretion expense is recognized over the life of the payments.

During 2011 we recorded charges of $5.6 million in our Retail segment related to the closing of six underperforming domestic stores prior to the end of their lease term, of which $5.4 million was related to the lease liability and $0.2 million was related to asset impairments. In 2010, we recorded charges of $13.1 million in our Retail segment related to facility closures, of which $11.7 million was related to the lease liability and other costs associated with closing eight domestic stores prior to the end of their lease terms, and $1.4 million was related to other items. In 2009, we recorded charges of $31.2 million related to the closing of 21 underperforming stores prior to the end of their lease terms, of which 16 were in the U.S. and five were in Mexico.

At December 31, 2011, the facility closure reserve was $49.1 million with $10.6 million included in current liabilities, and $38.5 million included in long-term liabilities. The vast majority of the reserve represents future lease obligations of $102.0 million, net of anticipated sublease income of approximately $52.9 million. Cash payments relating to the facility closures were $22.3 million in both 2011 and 2010 and $24.6 million in 2009. We anticipate future annual payments to be similar in amount.

In addition, we were the lessee of a legacy, building materials manufacturing facility near Elma, Washington until the end of 2010. During 2006, we ceased operations at the facility, fully impaired the assets and recorded a reserve, which is separate from the facility closure reserve above, for the related lease payments and other contract termination and closure costs. During 2010, we sold the facility's equipment and terminated the lease. As a result, we recorded pre-tax income of approximately $9.4 million to adjust the associated reserve. This income is reported in other operating expense, net in our Consolidated Statements of Operations.

Environmental

As an owner and operator of real estate, we may be liable under environmental laws for the cleanup of past and present spills and releases of hazardous or toxic substances on or from our properties and operations. We can be found liable under these laws if we knew of, or were responsible for, the presence of such substances. In some cases, this liability may exceed the value of the property itself.

Environmental liabilities that relate to the operation of the paper and forest products businesses and timberland assets prior to the closing of the sale of our paper, forest products and timberland assets in 2004 continue to be our liabilities. We have been notified that we are a "potentially responsible party" under the

Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws, or have received a claim from a private party, with respect to certain sites where hazardous substances or other contaminants are or may be located. These sites relate to operations either no longer owned by the Company or unrelated to its ongoing operations. For sites where a range of potential liability can be determined, we have established appropriate reserves. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. Based on our investigations; our experience with respect to cleanup of hazardous substances; the fact that expenditures will, in many cases, be incurred over extended periods of time; and in some cases the number of solvent potentially responsible parties, we do not believe that the known actual and potential response costs will, in the aggregate, materially affect our financial position, our results of operations or our cash flows.

Critical Accounting Estimates

The Securities and Exchange Commission defines critical accounting estimates as those that are most important to the portrayal of our financial condition and results. These estimates require management's most difficult, subjective or complex judgments, often as a result of the need to estimate matters that are inherently uncertain. The accounting estimates that we currently consider critical are as follows:

Vendor Rebates and Allowances

We participate in volume purchase rebate programs, some of which provide for tiered rebates based on defined levels of purchase volume. We also participate in programs that enable us to receive additional vendor subsidies by promoting the sale of vendor products. Vendor rebates and allowances are accrued as earned. Rebates and allowances received as a result of attaining defined purchase levels are accrued over the incentive period based on the terms of the vendor arrangement and estimates of qualifying purchases during the rebate program period. These estimates are reviewed on a quarterly basis and adjusted for changes in anticipated product sales and expected purchase levels. Vendor rebates and allowances earned are recorded as a reduction in the cost of merchandise inventories and are included in operations (as a reduction of cost of goods sold) in the period the related product is sold.

Amounts owed to us under these arrangements are subject to credit risk. In addition, the terms of the contracts covering these programs can be complex and subject to interpretations, which can potentially result in disputes. We provide an allowance for uncollectible accounts and to cover disputes in the event that our interpretation of the contract terms differ from our vendors' and our vendors seek to recover some of the consideration from us. These allowances are based on the current financial condition of our vendors, specific information regarding disputes and historical experience. If we used different assumptions to estimate the amount of vendor receivables that will not be collected due to either credit default or a dispute regarding the amounts owed, our calculated allowance would be different and the difference could be material. In addition, if actual losses are different than those estimated, adjustments to the recorded allowance may be required.

Merchandise Inventories

Inventories consist of office products merchandise and are stated at the lower of weighted average cost or net realizable value. We estimate the realizable value of inventory using assumptions about future demand, market conditions and product obsolescence. If the estimated realizable value is less than cost, the inventory value is reduced to its estimated realizable value. If expectations regarding future demand and market conditions are inaccurate or unexpected changes in technology or other factors affect demand, we could be exposed to additional losses.

Throughout the year, we perform physical inventory counts at a significant number of our locations. For periods subsequent to each location's last physical inventory count, an allowance for estimated shrinkage is provided based on historical shrinkage results and current business trends. If actual losses as a result of inventory shrinkage are different than management's estimates, adjustments to the allowance for inventory shrinkage may be required.

Pensions and Other Postretirement Benefits

The Company sponsors noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active employees, primarily in Contract. The Company also sponsors various retiree medical benefit plans. At December 31, 2011, the funded status of our defined benefit pension and other postretirement benefit plans was a liability of $351.8 million. Changes in assumptions related to the measurement of funded status could have a material impact on the amount reported. We are required to calculate our pension expense and liabilities using actuarial assumptions, including a discount rate assumption and a long-term asset return assumption. We base our discount rate assumption on the rates of return for a theoretical portfolio of high-grade corporate bonds (rated Aa1 or better) with cash flows that generally match our expected benefit payments in future years. We base our long-term asset return assumption on the average rate of earnings expected on invested funds. We believe that the accounting estimate related to pensions is a critical accounting estimate because it is highly susceptible to change from period to period, based on the performance of plan assets, actuarial valuations and changes in interest rates, and the effect on our financial position and results of operations could be material.

For 2012, our discount rate assumption used in the measurement of our net periodic benefit cost is 4.93%, and our expected return on plan assets is 8.2%. Using these assumptions, our 2012 pension expense will be approximately $3.3 million. If we were to decrease our estimated discount rate assumption used in the measurement of our net periodic benefit cost to 4.68% and our expected return on plan assets to 7.95%, our 2012 pension expense would be approximately $5.7 million. If we were to increase our discount rate assumption used in the measurement of our net periodic benefit cost to 5.18% and our expected return on plan assets to 8.45%, our 2012 pension expense would be approximately $0.8 million.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to tax audits in numerous jurisdictions in the U.S. and around the world. Tax audits by their very nature are often complex and can require several years to complete. In the normal course of business, the Company is subject to challenges from the IRS and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. We recognize the benefits of tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position in the consolidated financial statements; positions that do not meet this threshold are not recognized. For tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in the consolidated financial statements.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Significant judgment is required in determining our uncertain tax positions. We have established accruals for uncertain tax positions using management's best judgment and adjust these liabilities as warranted by changing facts and circumstances. A change in our uncertain tax positions, in any given period, could have a significant impact on our results of operations and cash flows for that period.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is also required in assessing the timing and amounts of deductible and taxable items.

Facility Closure Reserves

The Company conducts regular reviews of its real estate portfolio to identify underperforming facilities, and closes those facilities that are no longer strategically or economically beneficial. A liability for the cost associated with such a closure is recorded at its fair value in the period in which it is incurred, primarily the location's cease-use date. These costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. At December 31, 2011, the vast majority of the reserve represents future lease obligations of $102.0 million, net of anticipated sublease income of approximately $52.9 million. For each closed location, we estimate future sublease income based on current real estate trends by market and location-specific factors, including the age and quality of the location, as well as our historical experience with similar locations. If we had used different assumptions to estimate future sublease income our reserves would be different and the difference could be material. In addition, if actual sublease income is different than our estimates, adjustments to the recorded reserves may be required.

Environmental and Asbestos Reserves

Environmental and asbestos liabilities that relate to the operation of the paper and forest products businesses and timberland assets prior to the sale of the paper, forest products and timberland assets continue to be liabilities of OfficeMax. We are subject to a variety of environmental laws and regulations. We estimate our environmental liabilities based on various assumptions and judgments, as we cannot predict with certainty the total response and remedial costs, our share of total costs, the extent to which contributions will be available from other parties or the amount of time necessary to complete any remediation. In making these judgments and assumptions, we consider, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and our historical experience at other sites that are judged to be comparable. Due to the number of uncertainties and variables associated with these assumptions and judgments and the effects of changes in governmental regulation and environmental technologies, the precision of the resulting estimates of the related liabilities is subject to uncertainty. We regularly monitor our estimated exposure to our environmental and asbestos liabilities. As additional information becomes known, our estimates may change.

Indefinite-Lived Intangibles and Other Long-Lived Assets Impairment

Generally accepted accounting principles ("GAAP") require us to assess intangible assets for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. In assessing impairment, we are required to make estimates of the fair values of the assets. If we determine the fair values are less than the carrying amount recorded on our Consolidated Balance Sheets, we must recognize an impairment loss in our financial statements. We are also required to assess our long-lived assets for impairment whenever an indicator of possible impairment exists. In assessing impairment, the statement requires us to make estimates of the fair values of the assets. If we determine the fair values are less than the carrying values of the assets, we must recognize an impairment loss in our financial statements.

The measurement of impairment of indefinite life intangibles and other long-lived assets includes estimates and assumptions which are inherently subject to significant uncertainties. In testing for impairment, we measure the estimated fair value of our reporting units, intangibles and fixed assets based upon discounted future operating cash flows using a discount rate reflecting a market-based, weighted average cost of capital. In estimating future cash flows, we use our internal budgets and operating plans, which include many assumptions about future growth prospects, margin rates, and cost factors. Differences in assumptions used in projecting future operating cash flows and in selecting an appropriate discount rate could have a significant impact on the determination of fair value and impairment amounts.

Recently Issued or Newly Adopted Accounting Standards

In June 2011, the FASB issued guidance which establishes disclosure requirements for other comprehensive income. The guidance requires the reporting of components of other comprehensive income and components of net income together as components of total comprehensive income, and is effective for periods beginning on or after December 15, 2011. The guidance requires retrospective application and earlier application is permitted. The adoption of this guidance affects the presentation of certain elements of the Company's financial statements, but these changes in presentation will not have a material impact on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information concerning quantitative and qualitative disclosures about market risk is included under the caption "Disclosures of Financial Market Risks" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K and is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Operations

	Fiscal year ended		
	December 31, 2011	**December 25, 2010**	**December 26, 2009**
	(thousands, except per-share amounts)		
Sales	$7,121,167	$7,150,007	$7,212,050
Cost of goods sold and occupancy costs	5,311,987	5,300,355	5,474,452
Gross profit	1,809,180	1,849,652	1,737,598
Operating expenses			
Operating, selling, and general and administrative expenses	1,690,967	1,689,130	1,674,711
Asset impairments	11,197	10,979	17,612
Other operating expenses, net	20,530	3,077	49,263
Operating income (loss)	86,486	146,466	(3,988)
Interest expense	(73,136)	(73,333)	(76,363)
Interest income	44,000	42,635	47,270
Other income (expense), net	287	(32)	2,748
Pre-tax income (loss)	57,637	115,736	(30,333)
Income tax benefit (expense)	(19,517)	(41,872)	28,758
Net income (loss) attributable to OfficeMax and noncontrolling interest	38,120	73,864	(1,575)
Joint venture results attributable to noncontrolling interest	(3,226)	(2,709)	2,242
Net income attributable to OfficeMax	$ 34,894	$ 71,155	$ 667
Preferred dividends	(2,123)	(2,527)	(2,818)
Net income (loss) available to OfficeMax common shareholders	$ 32,771	$ 68,628	$ (2,151)
Net income (loss) per common share			
Basic	$ 0.38	$ 0.81	$ (0.03)
Diluted	$ 0.38	$ 0.79	$ (0.03)

See accompanying notes to consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Balance Sheets

	December 31, 2011	December 25, 2010
	(thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 427,111	$ 462,326
Receivables, net	558,635	546,885
Inventories	821,999	846,463
Deferred income taxes and receivables	63,382	99,613
Other current assets	67,847	58,999
Total current assets	1,938,974	2,014,286
Property and equipment:		
Land and land improvements	40,245	41,317
Buildings and improvements	484,900	487,160
Machinery and equipment	783,492	818,081
Total property and equipment	1,308,637	1,346,558
Accumulated depreciation	(943,701)	(949,269)
Net property and equipment	364,936	397,289
Intangible assets, net	81,520	83,231
Investment in Boise Cascade Holdings, L.L.C.	175,000	175,000
Timber notes receivable	899,250	899,250
Deferred income taxes	370,439	284,529
Other non-current assets	239,156	225,344
Total assets	$4,069,275	$4,078,929

See accompanying notes to consolidated financial statements

OfficeMax Incorporated and Subsidiaries
Consolidated Balance Sheets

	December 31, 2011	December 25, 2010
	(thousands, except share and per-share amounts)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 38,867	$ 4,560
Accounts payable	654,918	686,106
Income tax payable	9,553	11,055
Accrued expenses and other current liabilities:		
Compensation and benefits	101,516	145,911
Other	208,447	196,842
Total current liabilities	1,013,301	1,044,474
Long-term debt, less current portion	229,323	270,435
Non-recourse debt	1,470,000	1,470,000
Other long-term items:		
Compensation and benefits obligations	393,293	250,756
Deferred gain on sale of assets	179,757	179,757
Other long-term liabilities	182,685	213,496
Noncontrolling interest in joint venture	31,923	49,246
Shareholders' equity:		
Preferred stock—no par value; 10,000,000 shares authorized; Series D ESOP: $.01 stated value; 638,353 and 686,696 shares outstanding	28,726	30,901
Common stock—$2.50 par value; 200,000,000 shares authorized; 86,158,662 and 85,057,710 shares outstanding	215,397	212,644
Additional paid-in capital	1,015,374	986,579
Accumulated deficit	(500,843)	(533,606)
Accumulated other comprehensive loss	(189,661)	(95,753)
Total OfficeMax shareholders' equity	568,993	600,765
Total liabilities and shareholders' equity	$4,069,275	$4,078,929

See accompanying notes to consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Cash Flows

	Fiscal year ended		
	December 31, 2011	December 25, 2010	December 26, 2009
		(thousands)	
Cash provided by operations:			
Net income (loss) attributable to OfficeMax and noncontrolling interest	$ 38,120	$ 73,864	$ (1,575)
Non-cash items in net income (loss):			
Dividend income from investment in Boise Cascade Holdings, L.L.C.	(7,846)	(7,254)	(6,707)
Depreciation and amortization	84,218	100,936	116,417
Non-cash impairment charges	11,197	10,979	17,612
Non-cash deferred taxes on impairment charges	(4,355)	(4,271)	(6,484)
Pension and other postretirement benefits expense	8,328	4,965	11,537
Other	19,296	2,530	9,131
Changes in operating assets and liabilities:			
Receivables	(14,674)	6,678	26,334
Inventories	17,269	(27,606)	164,027
Accounts payable and accrued liabilities	(54,873)	(51,515)	(56,471)
Current and deferred income taxes	10,349	51,169	48,752
Borrowings (payments) of loans on company-owned life insurance policies	—	(44,442)	45,668
Other	(53,350)	(27,896)	(9,297)
Cash provided by operations	53,679	88,137	358,944
Cash provided by (used for) investment:			
Expenditures for property and equipment	(69,632)	(93,511)	(38,277)
Distribution from escrow account	—	—	25,142
Withdrawal from company-owned life insurance policies	—	—	14,977
Proceeds from sales of assets, net	259	6,173	980
Cash provided by (used for) investment	(69,373)	(87,338)	2,822
Cash used for financing:			
Cash dividends paid - preferred stock	(3,286)	(2,698)	(3,089)
Payments of short-term debt, net	20	(654)	(11,035)
Payments of long-term debt	(6,136)	(21,858)	(52,936)
Borrowings of long-term debt	—	—	6,255
Purchase of preferred stock	(2,125)	(5,233)	(6,079)
Proceeds from exercise of stock options	1,949	1,961	—
Payments related to other share-based compensation	(4,854)	—	(990)
Other	(3,520)	13	7,316
Cash used for financing	(17,952)	(28,469)	(60,558)
Effect of exchange rates on cash and cash equivalents	(1,569)	3,426	14,583
Increase (decrease) in cash and cash equivalents	(35,215)	(24,244)	315,791
Balance at beginning of the year	462,326	486,570	170,779
Balance at end of the year	$427,111	$462,326	$486,570

See accompanying notes to consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Equity

For the fiscal years ended December 31, 2011, December 25, 2010 and December 26, 2009

Common Shares Outstanding		Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total OfficeMax Shareholders' Equity	Non-controlling Interest
					(thousands, except per share)			
75,977,152	Balance at December 27, 2008	$42,565	$189,943	$ 925,328	$(600,095)	$(267,738)	$290,003	$ 21,871
	Comprehensive income (loss):							
	Net income (loss)	—	—	—	667	—	667	(2,242)
	Other comprehensive income:							
	Cumulative foreign currency translation adjustment					47,477	47,477	1,157
	Pension and postretirement liability adjustment, net of tax					87,746	87,746	—
	Other comprehensive income					135,223	135,223	1,157
	Comprehensive income (loss)						$135,890	$ (1,085)
	Preferred stock dividend declared	—	—	—	(2,818)	—	(2,818)	—
313,517	Restricted stock unit activity	—	784	5,353	—	—	6,137	—
8,331,722	Stock contribution to pension plan	—	20,829	61,321	—	—	82,150	—
2,335	Other	(6,086)	6	(2,090)	4	—	(8,166)	7,273
84,624,726	Balance at December 26, 2009	$36,479	$211,562	$ 989,912	$(602,242)	$(132,515)	$503,196	$ 28,059
	Comprehensive income:							
	Net income	—	—	—	71,155	—	71,155	2,709
	Other comprehensive income:							
	Cumulative foreign currency translation adjustment					21,290	21,290	786
	Pension and postretirement liability adjustment, net of tax					16,356	16,356	—
	Unrealized hedge loss, net of tax					(884)	(884)	—
	Other comprehensive income					36,762	36,762	786
	Comprehensive income						$107,917	$ 3,495
	Preferred stock dividend declared	—	—	—	(2,527)		(2,527)	—
950	Restricted stock unit activity	—	—	7,972	—	—	7,972	—
	Non-controlling interest fair value adjustment	—	—	(17,763)	—	—	(17,763)	17,763
408,519	Stock options exercised	—	1,021	940	—	—	1,961	—
23,515	Other	(5,578)	61	5,518	8	—	9	(71)
85,057,710	Balance at December 25, 2010	$30,901	$212,644	$ 986,579	$(533,606)	$ (95,753)	$600,765	$ 49,246
	Comprehensive income:							
	Net income	—	—	—	34,894	—	34,894	3,226
	Other comprehensive income:							
	Cumulative foreign currency translation adjustment					(6,195)	(6,195)	(2,754)
	Pension and postretirement liability adjustment, net of tax					(88,754)	(88,754)	—
	Unrealized hedge loss, net of tax					1,041	1,041	—
	Other comprehensive loss					(93,908)	(93,908)	(2,754)
	Comprehensive income (loss)						$ (59,014)	$ 472
	Preferred stock dividend declared	—	—	—	(2,123)	—	(2,123)	—
685,373	Restricted stock unit activity	—	1,711	3,908	—	—	5,619	—
	Non-controlling interest fair value adjustment	—	—	17,763	—	—	17,763	(17,763)
405,988	Stock options exercised	—	1,015	934	—	—	1,949	—
9,591	Other	(2,175)	27	6,190	(8)	—	4,034	(32)
86,158,662	Balance at December 31, 2011	$28,726	$215,397	$1,015,374	$(500,843)	$(189,661)	$568,993	$ 31,923

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations

OfficeMax Incorporated ("OfficeMax," the "Company" or "we") is a leader in both business-to-business and retail office products distribution. The Company provides office supplies and paper, print and document services, technology products and solutions and office furniture to large, medium and small businesses, government offices and consumers. OfficeMax customers are served by approximately 29,000 associates through direct sales, catalogs, the Internet and a network of retail stores located throughout the United States, Canada, Australia, New Zealand and Mexico. The Company's common stock is traded on the New York Stock Exchange under the ticker symbol OMX. The Company's corporate headquarters is located in Naperville, Illinois, and the OfficeMax website address is www.officemax.com.

The Company manages its business using three reportable segments: OfficeMax, Contract ("Contract segment" or "Contract"); OfficeMax, Retail ("Retail segment" or "Retail"); and Corporate and Other. The Contract segment markets and sells office supplies and paper, technology products and solutions, office furniture and print and document services directly to large corporate and government offices, as well as to small and medium-sized offices through field salespeople, outbound telesales, catalogs, the Internet and, primarily in foreign markets, through office products stores. The Retail segment markets and sells office supplies and paper, print and document services, technology products and solutions and office furniture to small and medium-sized businesses and consumers through a network of retail stores. Management reviews the performance of the Company based on these segments. We present information pertaining to our segments in Note 14, "Segment Information".

Consolidation

The consolidated financial statements include the accounts of OfficeMax and all majority owned subsidiaries, except our 88%-owned subsidiary that formerly owned assets in Cuba that were confiscated by the Cuban government in the 1960's which is accounted for as an investment due to various asset restrictions. We also consolidate the variable interest entities in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year-end is the last Saturday in December. Due primarily to statutory requirements, the Company's international businesses maintain calendar years with December 31 year-ends, with our majority-owned joint venture in Mexico reporting one month in arrears. Fiscal year 2011 ended on December 31, 2011, fiscal year 2010 ended on December 25, 2010, and fiscal year 2009 ended on December 26, 2009. Fiscal year 2011 included 53 weeks for our U.S. businesses. Fiscal years 2010 and 2009 included 52 weeks for our U.S. businesses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results are likely to differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations or cash flows. Significant items subject to such estimates and assumptions include the recognition of vendor rebates and allowances; the carrying amount of intangibles and long lived assets; inventories; income tax assets and liabilities; facility closure reserves; self insurance; environmental and asbestos liabilities; and assets and obligations related to employee benefits including the pension plans.

Foreign Currency Translation

Local currencies are considered the functional currencies for the Company's operations outside the United States. Assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date with the related translation adjustments reported in shareholders' equity as a component of accumulated other comprehensive loss. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Foreign currency transaction gains and losses related to assets and liabilities that are denominated in a currency other than the functional currency are reported in the Consolidated Statements of Operations in the periods they occur.

Revenue Recognition

Revenue from the sale of products is recognized at the time both title and the risk of ownership are transferred to the customer, which generally occurs upon delivery to the customer or third-party delivery service for contract, catalog and Internet sales, and at the point of sale for retail transactions. Service revenue is recognized as the services are rendered. Revenue is reported less an appropriate provision for returns and net of coupons, rebates and other sales incentives. The Company offers rebate programs to some of its Contract customers. Customer rebates are recorded as a reduction in sales and are accrued as earned by the customer.

Revenue from the sale of extended warranty contracts is reported on a commission basis at the time of sale, except in a limited number of states where state law specifies the Company as the legal obligor. In such states, the revenue from the sale of extended warranty contracts is recorded at the gross amount and recognized ratably over the contract period. The performance obligations and risk of loss associated with extended warranty contracts sold by the Company are assumed by an unrelated third party. Costs associated with these contracts are recognized in the same period as the related revenue.

Fees for shipping and handling charged to customers in connection with sale transactions are included in sales. Costs related to shipping and handling are included in cost of goods sold and occupancy costs. Taxes collected from customers are accounted for on a net basis and are excluded from sales.

Cash and Cash Equivalents

Cash equivalents include short-term debt instruments that have an original maturity of three months or less at the date of purchase. The Company's banking arrangements allow the Company to fund outstanding checks when presented to the financial institution for payment. This cash management practice frequently results in a net cash overdraft position for accounting purposes, which occurs when total issued checks exceed available cash balances at a single financial institution. The Company records its outstanding checks and the net change in overdrafts in the accounts payable and the accounts payable and accrued liabilities line items within the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, respectively.

Accounts Receivable

Accounts receivable relate primarily to amounts owed by customers for trade sales of products and services and amounts due from vendors under volume purchase rebate, cooperative advertising and various other marketing programs. An allowance for doubtful accounts is recorded to provide for estimated losses resulting from uncollectible accounts, and is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Management believes that the Company's exposure to credit risk associated with accounts receivable is limited due to the size and diversity of its customer and vendor base, which extends across many different industries and geographic regions. In the fourth quarter of 2011, we became aware of financial difficulties at one of our large Contract customers. We granted the customer extended payment terms and in exchange are requesting a security interest in their assets and are implementing creditor oversight provisions. The receivable from this customer was $27 million at December 31, 2011, and substantially all of that balance has been collected to date. Based on our ongoing sales to this customer, we continue to carry similar receivable balances, which we monitor closely.

At December 31, 2011 and December 25, 2010, the Company had allowances for doubtful accounts of $3.9 million and $6.5 million, respectively.

Vendor Rebates and Allowances

We participate in volume purchase rebate programs, some of which provide for tiered rebates based on defined levels of purchase volume. We also participate in programs that enable us to receive additional vendor subsidies by promoting the sale of vendor products. Vendor rebates and allowances are accrued as earned. Rebates and allowances received as a result of attaining defined purchase levels are accrued over the incentive period based on the terms of the vendor arrangement and estimates of qualifying purchases during the rebate program period. These estimates are reviewed on a quarterly basis and adjusted for changes in anticipated product sales and expected purchase levels. Vendor rebates and allowances earned are recorded as a reduction in the cost of merchandise inventories and are included in operations (as a reduction of cost of goods sold) in the period the related product is sold.

Merchandise Inventories

Inventories consist of office products merchandise and are stated at the lower of weighted average cost or net realizable value. The Company estimates the realizable value of inventory using assumptions about future demand, market conditions and product obsolescence. If the estimated realizable value is less than cost, the inventory value is reduced to its estimated realizable value.

Throughout the year, the Company performs physical inventory counts at a significant number of our locations. For periods subsequent to each location's last physical inventory count, an allowance for estimated shrinkage is provided based on historical shrinkage results and current business trends.

Property and Equipment

Property and equipment are recorded at cost. The Company calculates depreciation using the straight-line method over the estimated useful lives of the assets or the terms of the related leases. The estimated useful lives of depreciable assets are generally as follows: building and improvements, three to 40 years; machinery and equipment, which also includes delivery trucks, furniture and office and computer equipment, three to 15 years. Leasehold improvements are reported as building and improvements and are amortized over the lesser of the term of the lease, including any option periods that management believes are probable of exercise, or the estimated lives of the improvements, which generally range from two to 20 years.

Long-Lived Asset Impairment

Long-lived assets, such as property, leasehold improvements, equipment, capitalized software costs and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is estimated based on discounted cash flows. In 2011, 2010 and 2009 the Company determined that there were indicators of impairment, completed tests for impairment and recorded impairment of store assets. See Note 5, "Intangible Assets and Other Long-lived Assets," for further discussion regarding impairment of long-lived assets.

Intangible Assets

Intangible assets represent the values assigned to trade names, customer lists and relationships, noncompete agreements and exclusive distribution rights of businesses acquired. Trade name assets have an indefinite life and are not amortized. All other intangible assets are amortized on a straight-line basis over their expected useful lives, which range from three to 20 years. Intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently if events and circumstances indicate that the carrying amount of the asset might be impaired, using a fair-value-based approach. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. No impairment was recorded related to intangible assets in 2011, 2010, or 2009.

Investment in Boise Cascade Holdings, L.L.C.

Investments in affiliated companies are accounted for under the cost method if the Company does not exercise significant influence over the affiliated company. At December 31, 2011 and December 25, 2010, the Company held an investment in Boise Cascade Holdings, L.L.C. ("Boise Investment") which is accounted for under the cost method. See Note 9, "Investments in Boise Cascade Holdings, L.L.C.," for additional information related to the Company's investments in affiliates.

Capitalized Software Costs

The Company capitalizes certain costs related to the acquisition and development of internal use software that is expected to benefit future periods. These costs are amortized using the straight-line method over the expected life of the software, which is typically three to seven years. Other non-current assets in the Consolidated Balance Sheets include unamortized capitalized software costs of $32.5 million and $32.4 million at December 31, 2011 and December 25, 2010, respectively. Amortization of capitalized software costs totaled $10.5 million, $17.5 million and $17.2 million in 2011, 2010 and 2009, respectively. Software development costs that do not meet the criteria for capitalization are expensed as incurred.

Pension and Other Postretirement Benefits

The Company sponsors noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees and some active employees, primarily in Contract. The Company also sponsors various retiree medical benefit plans. The type of retiree medical benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. The Company explicitly reserves the right to amend or terminate its retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Amendment or termination may significantly affect the amount of expense incurred.

The Company recognizes the funded status of its defined benefit pension, retiree healthcare and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive loss, net of tax, in the year in which the changes occur. Actuarially-determined liabilities related to pension and postretirement benefits are recorded based on estimates and assumptions. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors.

The Company measures changes in the funded status of its plans using actuarial models. Since the majority of participants in the plans are inactive, the actuarial models use an attribution approach that generally spreads recognition of the effects of individual events over the life expectancy of the participants. Net pension and postretirement benefit income or expense is also determined using assumptions which include discount rates and expected long-term rates of return on plan assets. The Company bases the discount rate assumption on the rates of return for a theoretical portfolio of high-grade corporate bonds (rated Aa1 or better) with cash flows that generally match our expected benefit payments in future years. The long-term asset return assumption is based on the average rate of earnings expected on invested funds, and considers several factors including the asset allocation, actual historical rates of return, expected rates of return and external data.

The Company's policy is to fund its pension plans based upon actuarial recommendations and in accordance with applicable laws and income tax regulations. Pension benefits are primarily paid through trusts funded by the Company. All of the Company's postretirement medical plans are unfunded. The Company pays postretirement benefits directly to the participants.

See Note 12, "Retirement and Benefit Plans," for additional information related to the Company's pension and other postretirement benefits.

Facility Closure Reserves

The Company conducts regular reviews of its real estate portfolio to identify underperforming facilities, and closes those facilities that are no longer strategically or economically beneficial. The Company records a liability for the cost associated with a facility closure at its fair value in the period in which the liability is incurred, primarily the location's cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. Accretion expense is recognized over the life of the payments. See Note 2, "Facility Closure Reserves," for additional information related to the Company's facility closure reserves.

Environmental and Asbestos Matters

Environmental and asbestos liabilities that relate to the operation of the paper and forest products businesses and timberland assets prior to the sale of the paper, forest products and timberland assets continue to be liabilities of OfficeMax. The Company accrues for losses associated with these types of obligations when such losses are probable and reasonably estimated.

Self-insurance

The Company is self-insured for certain losses related to workers' compensation and medical claims as well as general and auto liability. The expected ultimate cost for claims incurred is recognized as a liability in the Consolidated Balance Sheets. The expected ultimate cost of claims incurred is estimated based principally on an analysis of historical claims data and estimates of claims incurred but not reported. Losses are accrued on a discounted basis and charged to operations when it is probable that a loss has been incurred and the amount can be reasonably estimated.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to tax audits in numerous jurisdictions in the U.S. and around the world. Tax audits by their very nature are often complex and can require several years to complete. In the normal course of business, the Company is subject to challenges from the IRS and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. The benefits of tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in the consolidated financial statements; positions that do not meet this threshold are not recognized. For tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in the consolidated financial statements. See Note 7, "Income Taxes," for further discussion.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accruals for income tax exposures, including penalties and interest, expected to be settled within the next year are included in income tax payable with the remainder included in other long-term liabilities in the Consolidated Balance Sheets. Interest and penalties related to income tax exposures are recognized as incurred and included in income tax expense in the Consolidated Statements of Operations.

Advertising Costs

Advertising costs are either expensed the first time the advertising takes place or, in the case of direct-response advertising, capitalized and charged to expense in the periods in which the related sales occur. Advertising expense was $225.3 million in 2011, $228.3 million in 2010 and $211.3 million in 2009, and is recorded in operating, selling and general and administrative expenses in the Consolidated Statements of Operations.

Pre-Opening Expenses

The Company incurs certain non-capital expenses prior to the opening of a store. These pre-opening expenses consist primarily of straight-line rent from the date of possession, store payroll and supplies, and are expensed as incurred and reflected in operating and selling expenses. The Company recorded approximately $1.0 million and $1.6 million in pre-opening costs in 2011 and 2009, respectively. No pre-opening costs were recorded in 2010.

Leasing Arrangements

The Company conducts a substantial portion of its business in leased properties. Some of the Company's leases contain escalation clauses and renewal options. The Company recognizes rental expense for leases that contain predetermined fixed escalation clauses on a straight-line basis over the expected term of the lease. The difference between the amounts charged to expense and the contractual minimum lease payment is recorded in other long-term liabilities in the Consolidated Balance Sheets. At December 31, 2011 and December 25, 2010, other long-term liabilities included approximately $52.3 million and $61.6 million, respectively, related to these future escalation clauses.

The expected term of a lease is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any option or renewal periods management believes are probable of exercise. This expected term is used in the determination of whether a lease is capital or operating and in the calculation of straight-line rent expense. Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company's capital lease tests and in determining straight-line rent expense for operating leases. Straight-line rent expense is also adjusted to reflect any allowances or reimbursements provided by the lessor.

Derivative Instruments and Hedging Activities

The Company records all derivative instruments on the balance sheet at fair value. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive loss, depending on whether a derivative is designated as, and is effective as, a hedge and on the type of hedging transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income loss until the underlying hedged transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings. If a derivative instrument is designated as a fair value hedge, changes in the fair value of the instrument are reported in current earnings and offset the change in fair value of the hedged assets, liabilities or firm commitments. The Company has no material outstanding derivative instruments at December 31, 2011 and did not have any material hedge transactions in 2011, 2010 or 2009.

Recently Issued or Newly Adopted Accounting Standards

In June 2011, the FASB issued guidance which establishes disclosure requirements for other comprehensive income. The guidance requires the reporting of components of other comprehensive income and components of net income together as components of total comprehensive income, and is effective for periods beginning on or after December 15, 2011. The guidance requires retrospective application and earlier application is permitted. The adoption of this guidance affects the presentation of certain elements of the Company's financial statements, but these changes in presentation will not have a material impact on our financial statements.

2. Facility Closure Reserves

We conduct regular reviews of our real estate portfolio to identify underperforming facilities, and close those facilities that are no longer strategically or economically beneficial. We record a liability for the cost associated with a facility closure at its fair value in the period in which the liability is incurred, primarily the location's cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include the present value of future lease obligations, less contractual or estimated sublease income. Accretion expense is recognized over the life of the required payments.

During 2011, we recorded facility closure charges of $5.6 million in our Retail segment related to closing six underperforming domestic stores prior to the end of their lease terms, of which $5.4 million was related to the lease liability and $0.2 million was related to asset impairments.

During 2010, we recorded facility closure charges of $13.1 million in our Retail segment, of which $11.7 million was related to the lease liability and other costs associated with closing eight domestic stores prior to the end of their lease terms, and $1.4 million was related to other items. In 2009, we recorded charges of $31.2 million related to the closing of 21 underperforming stores prior to the end of their lease terms, of which 16 were in the U.S. and five were in Mexico.

These charges were included in other operating expenses, net in the Consolidated Statements of Operations.

Facility closure reserve account activity during 2011, 2010 and 2009 was as follows:

	Total
	(thousands)
Balance at December 27, 2008	$ 48,933
Charges related to stores closed in 2009	31,208
Transfer of deferred rent balance	3,214
Changes to estimated costs included in income	9
Cash payments	(24,594)
Accretion	2,802
Balance at December 26, 2009	$ 61,572
Charges related to stores closed in 2010	13,069
Transfer of deferred rent and other balances	5,985
Changes to estimated costs included in income	(1,358)
Cash payments	(22,260)
Accretion	4,665
Balance at December 25, 2010	$ 61,673
Charges related to stores closed in 2011	5,406
Transfer of deferred rent and other balances	928
Changes to estimated costs included in income	262
Cash payments	(22,311)
Accretion	3,117
Balance at December 31, 2011	$ 49,075

Reserve balances were classified in the Consolidated Balance Sheets as follows:

	December 31, 2011	December 25, 2010
	(thousands)	
Accrued expenses and other current liabilities - Other	$10,635	$16,651
Other long-term liabilities	38,440	45,022
Total	$49,075	$61,673

At December 31, 2011, the lease termination component of the facilities closure reserve consisted of the following:

	Total
	(thousands)
Estimated future lease obligations	$102,002
Less: anticipated sublease income	(52,927)
Total	$ 49,075

In addition, we were the lessee of a legacy building materials manufacturing facility near Elma, Washington until the end of 2010. During 2006, we ceased operations at the facility, fully impaired the assets and recorded a reserve for the related lease payments and other contract termination and closure costs. This reserve balance was not included in the facilities closure reserve described above. During 2010, we sold the facility's equipment and terminated the lease. As a result, we recorded income of approximately $9.4 million to adjust the associated reserve. This income is reported in other operating expenses, net in our Consolidated Statements of Operations.

3. Severance and Other Charges

Over the past few years, we have incurred significant charges related to Company personnel restructuring and reorganizations. These charges were included in other operating expenses, net in the Consolidated Statements of Operations.

In 2011, we recorded $14.9 million of severance charges ($13.9 million in Contract, $0.3 million in Retail and $0.7 million in Corporate), related primarily to reorganizations in Canada ($8.6 million), Australia and New Zealand ($2.4 million) and the U.S., primarily in the sales and supply chain organizations ($3.3 million).

In 2009, we recorded $18.1 million of severance and other charges, principally related to reorganizations of our U.S. and Canadian Contract sales forces, our customer fulfillment centers and our customer service centers, as well as a streamlining of our Retail store staffing. These charges were recorded by segment in the following manner: Contract $15.3 million, Retail $2.1 million and Corporate and Other $0.7 million.

As of December 31, 2011, $7.4 million of the severance charges remain unpaid and are included in accrued expenses and other current liabilities in the Consolidated Balance Sheets.

4. Timber Notes/Non-Recourse Debt

In October 2004, we sold our timberland assets in exchange for $15 million in cash plus credit-enhanced timber installment notes in the amount of $1,635 million (the "Installment Notes"). The Installment Notes were issued by single-member limited liability companies formed by affiliates of Boise Cascade, L.L.C. (the "Note Issuers"). The Installment Notes are 15-year non-amortizing obligations and were issued in two equal $817.5 million tranches bearing interest at 5.11% and 4.98%, respectively. In order to support the issuance of the

Installment Notes, the Note Issuers transferred a total of $1,635 million in cash to Lehman Brothers Holdings Inc. ("Lehman") and Wachovia Corporation ("Wachovia") (which was later purchased by Wells Fargo & Company) ($817.5 million to each of Lehman and Wachovia). Lehman and Wachovia issued collateral notes (the "Collateral Notes") to the Note Issuers. Concurrently with the issuance of the Installment and Collateral Notes, Lehman and Wachovia guaranteed the respective Installment Notes and the Note Issuers pledged the Collateral Notes as security for the performance of the Installment Note obligations.

In December 2004, we completed a securitization transaction in which the Company's interests in the Installment Notes and related guarantees were transferred to wholly-owned bankruptcy remote subsidiaries. The subsidiaries pledged the Installment Notes and related guarantees and issued securitized notes (the "Securitization Notes") in the amount of $1,470 million ($735 million through the structure supported by the Lehman guaranty and $735 million through the structure supported by the Wachovia guaranty). As a result of these transactions, we received $1,470 million in cash. Recourse on the Securitization Notes is limited to the proceeds of the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty, and therefore there is no recourse against OfficeMax. The Securitization Notes are 15-year non-amortizing, and were issued in two equal $735 million tranches paying interest of 5.54% and 5.42%, respectively. The Securitization Notes are reported as non-recourse debt in the Company's Consolidated Balance Sheets.

On September 15, 2008, Lehman, the guarantor of half of the Installment Notes and the Securitization Notes, filed a petition in the United States Bankruptcy Court for the Southern District of New York seeking relief under chapter 11 of the United States Bankruptcy Code. Lehman's bankruptcy filing constituted an event of default under the $817.5 million Installment Note guaranteed by Lehman. We are required for accounting purposes to assess the carrying value of assets whenever circumstances indicate that a decline in value may have occurred. In 2008, we evaluated the carrying value of the Lehman Guaranteed Installment Note and reduced it to the estimated amount we then expected to collect ($81.8 million) by recording a non-cash impairment charge of $735.8 million, pre-tax. The ultimate amount to be realized on the Lehman Guaranteed Installment Note depends entirely on the proceeds from the Lehman bankruptcy estate.

Lehman's disclosure statement on its Chapter 11 Plan (the "Disclosure Statement") was confirmed by the United States Bankruptcy Court for the Southern District of New York on December 6, 2011. The Disclosure Statement provides a range of estimated recoveries for various classes of unsecured creditors of Lehman. Pursuant to a stipulation entered into on October 7, 2011 and approved by the bankruptcy court on December 14, 2011, the claim of the Securitization Note holders through the Note Issuers will be treated as a class 3 senior unsecured claim (estimated to recover at a rate of approximately 21.1% under the Chapter 11 Plan) rather than falling into any other class of guarantee claims (estimated to recover at a rate of approximately 11%-13% depending on the class under the Chapter 11 Plan). Due to this categorization, provisions of the stipulation that make certain funds unavailable to the claim that would otherwise be available to class 3 senior unsecured claimants, the status of the bankruptcy proceedings, and based on information in the Disclosure Statement, it appears that Securitization Note holders may recover at a potential rate within the range of 17% to 20%. However, uncertainties exist as to the actual recovery that will ultimately be received on the claim. The disposition of a related claim of the Securitization Note holders through us on the guaranty may result in an additional recovery and the funds available for claimants will depend on Lehman's ongoing claims resolution process, the establishment of reserves for unresolved claims, and the value of the assets Lehman is able to liquidate. Due to these uncertainties and other factors, we have not increased our assumed recovery rate or the carrying value of the Lehman Guaranteed Installment Note. We expect that an initial distribution may be made on the Securitization Note holders' claim as early as March 30, 2012. Further distributions are expected to occur over a several-year period. Going forward, we intend to adjust the carrying value of the Lehman Guaranteed Installment Note as further information regarding our share of the proceeds, if any, from the Lehman bankruptcy estate becomes available. Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty, and any proceeds we receive from the bankruptcy will be distributed to the Securitization Note Holders.. However, under current generally accepted accounting principles, we are required to continue to recognize the liability related to the Securitization Notes guaranteed by Lehman until such time as the liability has been extinguished. The liability will be extinguished when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. We expect that this will occur when the remaining guaranty claim of the Securitization Note holders in the bankruptcy is resolved and as the Lehman assets are in the process of distribution. Accordingly, we expect to recognize a non-cash gain equal to the difference between the carrying amount of the Securitization Notes guaranteed by Lehman ($735.0 million at December 31, 2011) and the carrying value of the Lehman Guaranteed Installment Note ($81.8 million at December 31, 2011) in a later period when the liability is legally extinguished. The actual gain to be recognized in the future will be measured based on the carrying amounts of the Lehman Guaranteed Installment Note and the Securitization Notes guaranteed by Lehman at the date of settlement.

Any discussion of the Lehman bankruptcy in this document is strictly based on factual observations from the bankruptcy cases and should not be interpreted as constituting legal analysis of or admission as to the ultimate allowances of our claim based on the Lehman Guaranteed Installment Note or any Note Issuers' claim based on Collateral Notes, or the interplay thereof.

At the time of the sale of the timberlands in 2004, we generated a tax gain and recognized the related deferred tax liability. The timber installment notes structure allowed the Company to defer the resulting tax liability until 2020 ($529 million at December 31, 2011), the maturity date for the Installment Notes. Due to the Lehman bankruptcy and note defaults, the recognition of the Lehman portion of the gain will be triggered when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. At that time, we expect to reduce the estimated cash payment due by utilizing our available alternative minimum tax credits.

Through December 31, 2011, we have received all payments due under the Installment Notes guaranteed by Wachovia (the "Wachovia Guaranteed Installment Notes"), which have consisted only of interest due on the notes, and made all payments due on the related Securitization Notes guaranteed by Wachovia, again consisting only of interest due. As all amounts due on the Wachovia Guaranteed Installment Notes are current and we have no reason to believe that we will not be able to collect all amounts due according to the contractual terms of the Wachovia Guaranteed Installment Notes, the notes are stated in our Consolidated Balance Sheets at their original principal amount of $817.5 million. The Installment Notes and Securitization Notes are scheduled to mature in 2020 and 2019, respectively. The Securitization Notes have an initial term that is approximately three months shorter than the Installment Notes.

5. Intangible Assets and Other Long-lived Assets

Impairment Reviews and Charges

Intangible assets represent the values assigned to trade names, customer lists and relationships, noncompete agreements and exclusive distribution rights of businesses acquired. Trade name assets have an indefinite life and are not amortized. All other intangible assets are amortized on a straight-line basis over their expected useful lives, which range from three to 20 years. Intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, or more frequently if events and circumstances indicate that the carrying amount of the asset might be impaired, using a fair-value-based approach. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. No impairment was recorded related to intangible assets in 2011, 2010, or 2009.

In 2011, 2010 and 2009, the Company also performed impairment testing for the assets of individual retail stores ("store assets" or "stores"), which consist primarily of leasehold improvements and fixtures, due to the existence of indicators of potential impairment of these other long-lived assets. We performed the first step of impairment testing for other long-lived assets on the store assets and determined that for some stores the estimated future undiscounted cash flows derived from the assets was less than those assets' carrying amount and therefore impairment existed for those store assets. The second step of impairment testing was performed to calculate the amount of the impairment loss. The loss was measured as the excess of the carrying value over the fair value of the assets, with the fair value determined based on estimated future discounted cash flows. As a result, we wrote off $11.2 million, $11.0 million and $17.6 million of store assets in 2011, 2010 and 2009, respectively.

Acquired Intangible Assets

Intangible assets represent the values assigned to trade names, customer lists and relationships, noncompete agreements and exclusive distribution rights of businesses acquired. The trade name assets have an indefinite life and are not amortized. All other intangible assets are amortized on a straight-line basis over their expected useful lives. Customer lists and relationships are amortized over three to 20 years, noncompete agreements over their terms, which are generally three to five years, and exclusive distribution rights over ten years. Intangible assets consisted of the following at year-end:

	2011		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**
		(thousands)	
Trade names	$ 66,000	$ —	$66,000
Customer lists and relationships	27,676	(15,327)	12,349
Exclusive distribution rights	7,287	(4,116)	3,171
Total	$100,963	$(19,443)	$81,520

	2010		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**
		(thousands)	
Trade names	$ 66,000	$ —	$66,000
Customer lists and relationships	27,807	(13,789)	14,018
Exclusive distribution rights	7,302	(4,089)	3,213
Total	$101,109	$(17,878)	$83,231

Intangible amortization expense totaled $1.7 million, $2.0 million and $1.6 million in 2011, 2010 and 2009 respectively. The estimated amortization expense is approximately $1.4 to $1.7 million in each of the next five years.

The changes in the intangible carrying amounts were as follows:

	Trade names	**Customer lists and relationships**	**Exclusive distribution rights**	**Total**
		(thousands)		
Net carrying amount, December 27, 2008	$66,000	$12,919	$2,874	$81,793
Amortization	—	(1,271)	(363)	(1,634)
Effect of foreign currency translation	—	2,897	750	3,647
Net carrying amount, December 26, 2009	$66,000	$14,545	$3,261	$83,806
Amortization	—	(1,542)	(413)	(1,955)
Effect of foreign currency translation	—	1,015	365	1,380
Net carrying amount, December 25, 2010	$66,000	$14,018	$3,213	$83,231
Amortization	—	(1,649)	(37)	(1,686)
Effect of foreign currency translation	—	(20)	(5)	(25)
Net carrying amount, December 31, 2011	$66,000	$12,349	$3,171	$81,520

6. Net Income (Loss) Per Common Share

Basic net income (loss) per share is calculated using net earnings available to holders of our common stock divided by the weighted average number of shares of common stock outstanding during the year. Diluted net income (loss) per share is similar to basic net income (loss) per share except that the weighted average number of shares of common stock outstanding is increased to include, if their inclusion is dilutive, the number of additional shares of common stock that would have been outstanding assuming the issuance of all potentially dilutive shares, such as common stock to be issued upon exercise of options, the vesting of non-vested restricted shares, and the conversion of outstanding preferred stock. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by weighted average shares outstanding as follows:

	2011	2010	2009
	(thousands, except per-share amounts)		
Net income (loss) available to OfficeMax common shareholders	$32,771	$68,628	$ (2,151)
Average shares—basic(a)	85,881	84,908	77,483
Restricted stock, stock options and other(b)	1,116	1,604	—
Average shares—diluted	86,997	86,512	77,483
Net income (loss) available to OfficeMax common shareholders per common share:			
Basic	$ 0.38	$ 0.81	$ (0.03)
Diluted	$ 0.38	$ 0.79	$ (0.03)

(a) The assumed conversion of outstanding preferred stock was anti-dilutive in all periods presented, and therefore no adjustment was required to determine diluted income (loss) from continuing operations or average shares-diluted.

(b) Options to purchase 3.7 million and 1.7 million shares of common stock were outstanding during 2011 and 2010, respectively, but were not included in the computation of diluted income (loss) per common share because the impact would have been anti-dilutive as the option price was higher than the average market price during the year. Outstanding options to purchase shares of common stock totaled 1.3 million at the end of 2009 but were not included in the computation of diluted income (loss) per common share because the impact would have been anti-dilutive due to the loss reported for the period.

7. Income Taxes

The income tax (expense) benefit attributable to income (loss) from continuing operations as shown in the Consolidated Statements of Operations includes the following components:

	2011	2010	2009
		(thousands)	
Current income tax (expense) benefit:			
Federal	$ (128)	$ 9,507	$ 60,354
State	(1,593)	(2,735)	33,770
Foreign	(10,377)	(22,521)	(9,999)
Total	$(12,098)	$(15,749)	$ 84,125
Deferred income tax (expense) benefit:			
Federal	$ (5,342)	$(24,628)	$(23,190)
State	(4,056)	(2,552)	(29,593)
Foreign	1,979	1,057	(2,584)
Total	$ (7,419)	$(26,123)	$(55,367)
Total income tax (expense) benefit	$(19,517)	$(41,872)	$ 28,758

During 2011, 2010 and 2009, the Company made cash payments for income taxes, net of refunds received, as follows:

	2011	2010	2009
		(thousands)	
Cash tax payments (refunds), net	$13,524	$(5,026)	$(71,026)

The income tax expense attributable to income (loss) from continuing operations for the years ended December 31, 2011, December 25, 2010 and December 26, 2009 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% to pre-tax income (loss) from continuing operations as a result of the following:

	2011	2010	2009
		(thousands)	
Income tax (expense) benefit at statutory rate	$(20,173)	$(40,507)	$10,617
State taxes (expense) benefit, net of federal effect	(723)	(2,346)	2,516
Foreign tax provision differential	4,354	338	1,085
Effect on deferreds due to tax restructuring	5,960	—	—
Net operating loss valuation allowance and credits	(10,818)	(590)	(2,484)
Change in tax contingency liability	(695)	(308)	(3,390)
Tax settlement, net of other charges	—	—	14,880
Repatriation of foreign earnings, net	(2,517)	(2,291)	3,428
ESOP dividend deduction	743	885	944
Other permanent items, net	4,352	2,947	1,162
Total income tax (expense) benefit	$(19,517)	$(41,872)	$28,758

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at year-end are presented in the following table:

	2011	2010
	(thousands)	
Impairment of note receivable	$ 278,269	$ 286,207
Minimum tax and other credits carryover	228,224	230,267
Net operating loss carryovers	151,787	109,423
Deferred gain on Boise Investment	68,936	69,925
Compensation obligations	172,403	146,369
Operating reserves and accrued expenses	55,679	63,205
Investments and deferred charges	3,441	5,136
Property and equipment	1,558	4,937
Allowances for receivables	12,306	12,764
Inventory	4,216	4,167
Tax goodwill	2,907	4,587
Other	6,891	4,804
Total deferred tax assets	$ 986,617	$ 941,791
Valuation allowance on NOLs and credits	$ (25,543)	$ (14,726)
Total deferred tax assets after valuation allowance	$ 961,074	$ 927,065
Timberland installment gain related to Wachovia Note	$(260,040)	$(266,798)
Timberland installment gain related to Lehman Note	(269,284)	(276,965)
Undistributed earnings	(5,823)	(5,817)
Total deferred tax liabilities	$(535,147)	$(549,580)
Total net deferred tax assets	$ 425,927	$ 377,485

Deferred tax assets and liabilities are reported in our Consolidated Balance Sheets as follows:

	2011	2010
	(thousands)	
Current deferred income tax assets	$ 55,488	$ 92,956
Long-term deferred income tax assets	370,439	284,529
Total net deferred tax assets	$425,927	$377,485

In assessing the value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences, except for certain state net operating losses and other credit carryforwards as noted below. The amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced. During 2011, the Company restructured its domestic entities to better support operations resulting in a reduction in the tax rate related to certain deferred items which was offset by the impairment of state net operating losses.

The Company has a deferred tax asset related to net operating loss carryforwards for Federal income tax purposes of approximately $104 million which expire in 2020, and alternative minimum tax credit carryforwards of approximately $188 million, which are available to reduce future regular Federal income taxes, if any, over an indefinite period. The Company also has deferred tax assets related to various state net operating losses of approximately $26 million, net of the valuation allowance, that expire between 2012 and 2029.

As discussed in Note 4, "Timber Notes/Non-Recourse Debt," at the time of the sale of the timberlands in 2004, we generated a tax gain and recognized the related deferred tax liability. The timber installment notes structure allowed the Company to defer the resulting tax liability of $543 million until 2020, the maturity date for the Installment Notes. In 2011, a legal entity restructuring reduced the liability for the installment gain by $14 million to $529 million. Due to the Lehman bankruptcy and note defaults, the recognition of the Lehman portion of the gain will be triggered when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders At that time, we expect to reduce the estimated cash payment due by utilizing our available alternative minimum tax credits.

The Company has established a valuation allowance related to net operating loss carryforwards and other credit carryforwards in jurisdictions where the Company has substantially reduced operations because management believes it is more likely than not that these items will expire before the Company is able to realize their benefits. The valuation allowance was $25.5 million and $14.7 million at December 31, 2011 and December 25, 2010, respectively. In 2011, the Company increased the valuation allowances relating to several state net operating losses. The valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets.

Pre-tax income (loss) related to continuing operations from domestic and foreign sources is as follows:

	2011	2010	2009
		(thousands)	
Domestic	$21,202	$ 53,444	$(69,386)
Foreign	36,435	62,292	39,053
Total	$57,637	$115,736	$(30,333)

As of December 31, 2011, the Company had $21.2 million of total unrecognized tax benefits, $7.0 million of which would affect the Company's effective tax rate if recognized. Any adjustments would result from the effective settlement of tax positions with various tax authorities. The Company does not anticipate any tax settlements to occur within the next twelve months. The recorded income tax benefit for 2009 includes a $14.9 million decrease in unrecognized benefits due to the resolution of an issue under IRS appeal related to the deductibility of interest on the Company's industrial revenue bonds. The reconciliation of the beginning and ending unrecognized tax benefits is as follows:

	2011	2010	2009
		(thousands)	
Unrecognized gross tax benefits balance at beginning of year	$20,863	$ 8,247	$ 20,380
Increase related to prior year tax positions	570	12,983	1,710
Decrease related to prior year tax positions	—	—	(14,369)
Increase related to current year tax positions	—	—	1,420
Settlements	(261)	(367)	(894)
Unrecognized tax benefits balance at end of year	$21,172	$20,863	$ 8,247

The Company or its subsidiaries file income tax returns in the U.S. Federal jurisdiction, and multiple state and foreign jurisdictions. Years prior to 2006 are no longer subject to U.S. Federal income tax examination. The Company is no longer subject to state income tax examinations by tax authorities in its major state jurisdictions for years before 2003, and the Company is no longer subject to income tax examinations prior to 2005 for its major foreign jurisdictions.

The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of income tax expense. As of December 31, 2011, the Company had approximately $1 million of accrued interest and penalties associated with uncertain tax positions.

Deferred taxes are not recognized for temporary differences related to investments in foreign subsidiaries because such earnings are considered to be indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

8. Leases

The Company leases its retail stores as well as certain other property and equipment under operating leases. These leases are noncancelable and generally contain multiple renewal options for periods ranging from three to five years, and require the Company to pay all executory costs such as maintenance and insurance. Rental payments include minimum rentals plus, in some cases, contingent rentals based on a percentage of sales above specified minimums. Rental expense for operating leases included the following components:

	2011	2010	2009
		(thousands)	
Minimum rentals	$336,924	$338,924	$355,662
Contingent rentals	1,060	1,187	1,013
Sublease rentals	(504)	(422)	(671)
Total	$337,480	$339,689	$356,004

For operating leases with remaining terms of more than one year, the minimum lease payment requirements are:

	Total
	(thousands)
2012	$ 343,000
2013	292,228
2014	238,360
2015	183,120
2016	131,664
Thereafter	232,588
Total	$1,420,960

These minimum lease payments do not include contingent rental payments that may be due based on a percentage of sales in excess of stipulated amounts. These future minimum lease payment requirements have not been reduced by $28.1 million of minimum sublease rentals due in the future under noncancelable subleases. These sublease rentals include amounts related to closed stores and other facilities that are accounted for in the facility closures reserve.

As a result of purchase accounting from the 2003 acquisition of the U.S. retail business, we recorded an asset relating to store leases with terms below market value and a liability for store leases with terms above market value. The asset will be amortized through 2027, while the liability will be amortized through 2012. The net amortization of these items has reduced rent expense by approximately $7 million in 2011, 2010 and 2009. The net amortization of these items will also reduce rent expense by approximately $7 million in 2012. Beginning in 2013, the amortization of the asset will result in additional rent expense of approximately $4 million per year. At the end of 2011, the asset balance was $55.7 million and the liability balance was $11.0 million. The asset and liability were reported in non-current assets and other long-term liabilities in the Consolidated Balance Sheets.

9. Investment in Boise Cascade Holdings, L.L.C.

In connection with the sale of the paper, forest products and timberland assets in 2004, the Company invested $175 million in affiliates of Boise Cascade, L.L.C. Due to restructurings conducted by those affiliates, our investment is currently in Boise Cascade Holdings, L.L.C., a building products company (the "Boise Investment").

A portion of the securities received in exchange for the Company's investment carry no voting rights. This investment is accounted for under the cost method as Boise Cascade Holdings, L.L.C. does not maintain separate ownership accounts for its members' interests, and the Company does not have the ability to significantly influence its operating and financial policies.

The Boise Investment represented a continuing involvement in the operations of the business we sold in 2004. Therefore, approximately $180 million of gain realized from the sale was deferred. This gain is expected to be recognized in earnings as the Company's investment is reduced.

Throughout the year, we review the carrying value of this investment whenever events or circumstances indicate that its fair value may be less than its carrying amount. At year-end, we reviewed certain financial information of Boise Cascade Holdings, L.L.C., including estimated future cash flows as well as data regarding the valuation of comparable companies, and determined that there was no impairment of this investment. The Company will continue to monitor and assess this investment.

The non-voting securities of Boise Cascade Holdings, L.L.C. accrue dividends daily at the rate of 8% per annum on the liquidation value plus accumulated dividends. Dividends accumulate semiannually to the extent not paid in cash on the last day of June and December. The Company recognized dividend income on this investment of $7.8 million in 2011, $7.3 million in 2010 and $6.7 million in 2009 in the Corporate and Other segment. The dividend receivable was $38.0 million and $30.2 million at December 31, 2011 and December 25, 2010, respectively, and was recorded in the Corporate and Other segment in other non-current assets in the Consolidated Balance Sheets.

The Company receives distributions on the Boise Investment for the income tax liability associated with its share of allocated earnings. During 2009, the Company received a tax-related distribution of $2.6 million. No distributions were received in 2011 or 2010.

10. Debt

The Company's debt, almost all of which is unsecured, consists of both recourse and non-recourse obligations as follows at year-end:

	2011	2010
	(thousands)	
Recourse debt:		
7.35% debentures, due in 2016	$ 17,967	$ 17,967
Medium-term notes, Series A, with interest rates averaging 7.9%, due in 2012	35,000	36,900
Revenue bonds, with interest rates averaging 6.4% , due in varying amounts periodically through 2029	185,505	185,505
American & Foreign Power Company Inc. 5% debentures, due in 2030	18,526	18,526
Grupo OfficeMax installment loans, due in monthly installments through 2014	8,508	13,096
Other indebtedness, with interest rates averaging 6.8%, due in varying amounts annually through 2016	3,188	3,536
	$ 268,694	$ 275,530
Less unamortized discount	(504)	(535)
Total recourse debt	$ 268,190	$ 274,995
Less current portion	(38,867)	(4,560)
Long-term debt, less current portion	$ 229,323	$ 270,435
Non-recourse debt:		
5.42% securitized timber notes, due in 2019	$ 735,000	$ 735,000
5.54% securitized timber notes, due in 2019	735,000	735,000
Total non-recourse debt	$1,470,000	$1,470,000

Scheduled Debt Maturities

The scheduled payments of recourse debt are as follows:

	Total
	(thousands)
2012	$ 38,867
2013	3,858
2014	1,681
2015	105
2016	20,153
Thereafter	204,030
Total	$268,694

Credit Agreements

On October 7, 2011, the Company entered into a Second Amended and Restated Loan and Security Agreement (the "North American Credit Agreement") with a group of banks. The North American Credit Agreement amended both our existing credit agreement that we are a party to along with certain of our subsidiaries in the U.S. (the "U.S. Credit Agreement") and our existing credit agreement to which our subsidiary in Canada is a party (the "Canadian Credit Agreement") and consolidated them into a single credit agreement. The North American Credit Agreement permits the Company to borrow up to a maximum of $650 million (U.S. dollars), of which $50 million is allocated to the Company's Canadian subsidiary and $600 million is allocated to the Company and its other participating U.S. subsidiaries, in each case subject to a borrowing base calculation that limits availability to a percentage of eligible trade and credit card receivables plus a percentage of the value of eligible inventory less certain reserves. The North American Credit Agreement may be increased (up to a maximum of $850 million) at the Company's request and the approval of lenders participating in the increase, or may be reduced from time to time at the Company's request, in each case according to the terms detailed in the North American Credit Agreement. Letters of credit, which may be issued under the North American Credit Agreement up to a maximum of $250 million, reduce available borrowing capacity. At the end of fiscal year 2011, the Company was in compliance with all covenants under the North American Credit Agreement. The North American Credit Agreement will expire on October 7, 2016.

Borrowings under the U.S. Credit Agreement were subject to interest at rates based on either the prime rate or the London Interbank Offered Rate ("LIBOR"). Margins were applied to the applicable borrowing rates and letter of credit fees under the U.S. Credit Agreement depending on the level of average availability. Fees on letters of credit issued under the U.S. Credit Agreement were charged at a weighted average rate of 0.875%. The Company was also charged an unused line fee of 0.25% under the U.S. Credit Agreement on the amount by which the maximum available credit exceeded the average daily outstanding borrowings and letters of credit.

Borrowings under the North American Credit Agreement are subject to interest at rates based on either the prime rate, the federal funds rate, LIBOR or the Canadian Dealer Offered Rate. An additional percentage, which varies depending on the level of average borrowing availability, is added to the applicable rates. Fees on letters of credit issued under the North American Credit Agreement are charged at rates between 1.25% and 2.25% depending on the type of letter of credit (i.e., stand-by or commercial) the level of average borrowing availability. The Company is also charged an unused line fee of between 0.375% and 0.5% on the amount by which the maximum available credit exceeds the average daily outstanding borrowings and letters of credit. The fees on letters of credit were 1.75% and the unused line fee was 0.5% at December 31, 2011. Thereafter, the rate will vary depending on the level of average borrowing availability and type of letters of credit.

On March 15, 2010, the Company's five wholly-owned subsidiaries based in Australia and New Zealand entered into a Facility Agreement (the "Australia/New Zealand Credit Agreement") with a financial institution based in those countries. The Australia/New Zealand Credit Agreement permits the subsidiaries in Australia and New Zealand to borrow up to a maximum of A$80 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of certain owned properties, less certain reserves. At the end of fiscal year 2011, the subsidiaries in Australia and New Zealand were in compliance with all covenants under the Australia/New Zealand Credit Agreement. The Australia/New Zealand Credit Agreement expires on March 15, 2013.

Availability under the Company's credit agreements at the end of fiscal year 2011 was as follows:

	2011		
	North American Agreement	Australia/ New Zealand Agreement	Total
		(millions)	
Maximum aggregate available borrowing amount	$632.2	$52.9	$685.1
Less: Stand-by letters of credit	(51.9)	—	(51.9)
Amount available for borrowing at fiscal year-end	$580.3	$52.9	$633.2

There were no borrowings under the Company's credit agreements in 2011 or 2010.

Other

At the end of fiscal year 2011, Grupo OfficeMax, our 51%-owned joint venture in Mexico, had total outstanding borrowings of $8.5 million. This included $4.9 million outstanding under a 60-month installment note due in the first quarter of 2014 and $3.6 million outstanding under a 54-month installment note due in the third quarter of 2014. Payments on the installment loans are made monthly. Recourse on the Grupo OfficeMax loans is limited to Grupo OfficeMax. The installment loan maturing in the third quarter of 2014 is secured by certain owned property of Grupo OfficeMax. All other Grupo OfficeMax loan facilities are unsecured.

Cash Paid for Interest

Cash payments for interest, net of interest capitalized and including interest payments related to the timber securitization notes, were $69.8 million in 2011, $68.9 million in 2010 and $71.8 million in 2009. Cash interest payments made on the Securitization Notes are completely offset by interest payments received on the Installment Notes.

11. Financial Instruments, Derivatives and Hedging Activities

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade accounts receivable, other assets (non-derivatives), short-term borrowings and trade accounts payable approximate fair value because of the short maturity of these instruments. The following table presents the carrying amounts and estimated fair values of the Company's other financial instruments at December 31, 2011 and December 25, 2010. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	December 31, 2011				
	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	
		(thousands)			
Financial assets:					
Timber notes receivable					
Wachovia	$ —	$943,706	$ —	$943,706	$817,500
Lehman	$ —	$ —	$81,750	$ 81,750	$ 81,750
Financial liabilities:					
Recourse debt	$62,293	$178,461	$ —	$240,754	$268,190
Non-recourse debt					
Wachovia	$ —	$858,779	$ —	$858,779	$735,000
Lehman	$ —	$ —	$81,750	$ 81,750	$735,000

	December 25, 2010				
	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	
	(thousands)				
Financial assets:					
Timber notes receivable					
Wachovia	$—	$888,288	$ —	$888,288	$817,500
Lehman	$—	$ —	$81,750	$ 81,750	$ 81,750
Financial liabilities:					
Recourse debt	$—	$255,519	$ —	$255,519	$274,995
Non-recourse debt					
Wachovia	$—	$811,093	$ —	$811,093	$735,000
Lehman	$—	$ —	$81,750	$ 81,750	$735,000

In establishing a fair value, there is a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The basis of the fair value measurement is categorized in three levels, in order of priority, described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable either directly or indirectly.

Level 3: Prices or valuation techniques that require inputs are both significant to the fair value measurement and unobservable thus reflecting assumptions about the market participants.

The carrying amounts shown in the table are included in the Consolidated Balance Sheets under the indicated captions. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

- **Timber notes receivable:** The fair value of the Wachovia Guaranteed Installment Notes is determined as the present value of expected future cash flows discounted at the current interest rate for loans of similar terms with comparable credit risk (Level 2 inputs). The fair value of the Lehman Guaranteed Installment Note reflects the estimated future cash flows of the note considering the estimated effects of the Lehman bankruptcy (Level 3 inputs).
- **Recourse debt:** The Company's debt instruments are not widely traded. Recourse debt for which there were trades on the last day of the period (the "measurement date") was valued using the unadjusted quoted price from the last trade on the measurement date (Level 1 input). Recourse debt for which there were no transactions on the measurement date was valued based on quoted market prices near the measurement date when available or by discounting the future cash flows of each instrument using rates based on the most recently observable trade or using rates currently offered to the Company for similar debt instruments of comparable maturities (Level 2 inputs).
- **Non-recourse debt:** The fair value of the Securitization Notes supported by Wachovia is estimated by discounting the future cash flows of the instrument at rates currently available to the Company for similar instruments of comparable maturities (Level 2 inputs). The Securitization Notes supported by Lehman is estimated based on the future cash flows of the Lehman Guaranteed Installment Note (the proceeds from which are the sole source of payment of this note) in a bankruptcy proceeding (Level 3 inputs).

During 2011, there was no change in assets and liabilities measured at estimated fair value using Level 3 inputs.

Derivatives and Hedging Activities

Changes in foreign currency exchange rates expose the Company to financial market risk. The Company occasionally uses derivative financial instruments, such as forward exchange contracts, to manage its exposure associated with commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. The Company does not enter into derivative instruments for any other purpose. The Company does not speculate using derivative instruments. The fair values of derivative financial instruments were not material at the end of fiscal year 2011 or 2010.

12. Retirement and Benefit Plans

Pension and Other Postretirement Benefit Plans

The Company sponsors noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees and some active employees, primarily in Contract. In 2004 or earlier, the Company's qualified pension plans were closed to new entrants and the benefits of eligible participants were frozen.

Under the terms of the Company's qualified plans, the pension benefit for employees was based primarily on the employees' years of service and benefit plan formulas that varied by plan. The Company's general funding policy is to make contributions to the plans in amounts that are within the limits of deductibility under current tax regulations, and not less than the minimum contribution required by law.

The Company also sponsors various retiree medical benefit and life insurance plans. The type of retiree benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. All of the Company's postretirement medical plans are unfunded. The Company explicitly reserves the right to amend or terminate its retiree medical and life insurance plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Amendment or termination may significantly affect the amount of expense incurred.

During 2009, based on the high level of inactive participants in the Company's qualified pension plans as well as the fact that all qualified plan participants were fully vested, the Company changed the estimated amortization period for its unrecognized actuarial loss (which represents the difference between the actual funded status and the expected funded status measured through 2009), from the average remaining service period of the participants to their average remaining life expectancy. The impact of the change in the amortization period was a reduction in pension expense for 2009 of $11.2 million ($6.8 million after-tax), or $0.09 per diluted share.

Obligations and Funded Status

The changes in pension and other postretirement benefit obligations and plan assets during 2011 and 2010, as well as the funded status of the Company's plans at December 31, 2011 and December 25, 2010, were as follows:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
	(thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$1,297,655	$1,260,676	$ 24,021	$ 20,337
Service cost	2,546	3,164	227	263
Interest cost	70,176	74,213	1,006	1,213
Actuarial loss	94,656	59,494	(1,334)	2,634
Changes due to exchange rates	—	—	(346)	792
Benefits paid	(99,752)	(99,892)	(1,322)	(1,218)
Benefit obligation at end of year	$1,365,281	$1,297,655	$ 22,252	$ 24,021
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,117,413	$1,050,514	$ —	$ —
Actual return on plan assets	14,746	163,342	—	—
Employer contributions	3,324	3,449	1,322	1,218
Benefits paid	(99,752)	(99,892)	(1,322)	(1,218)
Fair value of plan assets at end of year	$1,035,731	$1,117,413	$ —	$ —
Funded status	$ (329,550)	$ (180,242)	$(22,252)	$(24,021)

The following table shows the amounts recognized in the Consolidated Balance Sheets related to the Company's defined benefit pension and other postretirement benefit plans at year-end:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
	(thousands)			
Noncurrent assets	$ —	$ 4,581	$ —	$ —
Current liabilities	(6,530)	(6,683)	(1,243)	(1,445)
Noncurrent liabilities	(323,020)	(178,140)	(21,009)	(22,576)
Net amount recognized	$(329,550)	$(180,242)	$(22,252)	$(24,021)

Amounts recognized in accumulated other comprehensive loss consist of:

Net loss	$548,212	$406,465	$ 4,486	$ 6,054
Prior service cost (credit)	—	—	(22,138)	(26,147)
Total	$548,212	$406,465	$(17,652)	$(20,093)

The accumulated benefit obligation for all defined benefit pension plans was $1,365.3 million and $1,297.7 million for December 31, 2011 and December 25, 2010, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	Pension Benefits	
	2011	2010
	(thousands)	
Projected benefit obligation	$1,365,281	$1,263,206
Accumulated benefit obligation	1,365,281	1,263,206
Fair value of plan assets	1,035,731	1,078,383

Components of Net Periodic Benefit Cost (Income)

The components of net periodic benefit cost (income) are as follows:

	Pension Benefits			Other Benefits		
	2011	2010	2009	2011	2010	2009
	(thousands)					
Service cost	$ 2,546	$ 3,164	$ 4,506	$ 227	$ 263	$ 184
Interest cost	70,176	74,213	75,858	1,006	1,213	1,137
Expected return on plan assets	(79,289)	(83,494)	(76,623)	—	—	—
Recognized actuarial loss	17,371	13,239	10,330	220	224	147
Amortization of prior service credits	—	—	—	(4,009)	(4,006)	(4,001)
Other	80	149	—	—	—	—
Net periodic benefit cost (income)	$ 10,884	$ 7,271	$ 14,071	$(2,556)	$(2,306)	$(2,533)

Other changes in plan assets and benefit obligations recognized in other comprehensive income are as follows:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
	(thousands)			
Accumulated other comprehensive (income) loss at beginning of year	$406,465	$440,206	$(20,093)	$(26,627)
Net loss (gain)	159,118	(20,502)	(1,334)	2,634
Amortization of net loss	(17,371)	(13,239)	(220)	(224)
Amortization of prior service credits	—	—	4,009	4,006
Canadian rate adjustment	—	—	(14)	118
Accumulated other comprehensive (income) loss at end of year	$548,212	$406,465	$(17,652)	$(20,093)

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $18.0 million. There will be no estimated prior service cost for the defined benefit pension plans amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year. The estimated net loss and prior service credit for the other postretirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is $0.2 million and $4.0 million, respectively.

Assumptions

The assumptions used in accounting for the Company's plans are estimates of factors including, among other things, the amount and timing of future benefit payments. The following table presents the key weighted average assumptions used in the measurement of the Company's benefit obligations as of year-end:

			Other Benefits			
	Pension Benefits		United States		Canada	
	2011	2010	2011	2010	2011	2010
Discount rate	4.93%	5.64%	3.70%	4.50%	4.50%	5.30%

The following table presents the weighted average assumptions used in the measurement of net periodic benefit cost as of year-end:

	Pension Benefits			Other Benefits					
				United States			Canada		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	5.64%	6.15%	6.20%	4.50%	5.10%	6.10%	5.30%	6.40%	7.30%
Expected long-term return on plan assets	8.20%	8.20%	7.50%	—	—	—	—	—	—

In 2011 and 2010, the assumed discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) is based on the rates of return for a theoretical portfolio of high-grade corporate bonds (rated Aa1 or better) with cash flows that generally match our expected benefit payments in future years. In selecting bonds for this theoretical portfolio, we focus on bonds that match cash flows to benefit payments and limit our concentration of bonds by issuer. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the yield calculation assumes those excess proceeds are reinvested at an assumed forward rate. The implied forward rates used in the 2011 and 2010 bond models are based on the Citigroup Pension Discount Curve as of the last day of each year. In the 2009 bond model, the implied forward rates used were based on the forecasted three-month Treasury bill rates.

The expected long-term rate of return on plan assets assumption is based on the weighted average of expected returns for the major asset classes in which the plans' assets are held. Asset-class expected returns are based on long-term historical returns, inflation expectations, forecasted gross domestic product and earnings growth, as well as other economic factors. The weights assigned to each asset class are based on the Company's investment strategy. The weighted average expected return on plan assets used in the calculation of net periodic pension benefit cost for 2012 is 8.2%.

Obligation and costs related to the Canadian retiree health plan are impacted by changes in trend rates.

The following table presents the assumed healthcare cost trend rates used in measuring the Company's postretirement benefit obligations at December 31, 2011 and December 25, 2010:

	2011	2010
Weighted average assumptions as of year-end:		
Healthcare cost trend rate assumed for next year	6.5%	7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2015	2015

A one-percentage-point change in the assumed healthcare cost trend rates would impact operating income by approximately $1 million.

Plan Assets

The allocation of pension plan assets by category at December 31, 2011 and December 25, 2010 is as follows:

	2011	2010
OfficeMax common stock	1.2%	5.0%
U.S. equity securities	27.0%	15.7%
International equity securities	10.3%	9.2%
Global equity securities	15.8%	14.4%
Fixed-income securities	45.7%	55.7%
	100%	100%

The Company's Retirement Funds Investment Committee is responsible for establishing and overseeing the implementation of the investment policy for the Company's pension plans. The investment policy is structured to optimize growth of the pension plan trust assets, while minimizing the risk of significant losses, in order to enable the plans to satisfy their benefit payment obligations over time. Plan assets are invested primarily in OfficeMax common stock, U.S. equities, global equities, international equities and fixed-income securities. The Company uses benefit payments and Company contributions as its primary rebalancing mechanisms to maintain the asset class exposures within the guideline ranges established under the investment policy.

The current asset allocation guidelines set forth an OfficeMax common stock range of 0% to 15%, a U.S. equity range of 20% to 40%, an international equity range of 6% to 16%, a global equity range of 11% to 22% and a fixed-income range of 35% to 55%. Asset-class positions within the ranges are continually evaluated and adjusted based on expectations for future returns, the funded position of the plans and market risks. Occasionally, the Company may utilize futures or other financial instruments to alter the pension trust's exposure to various asset classes in a lower-cost manner than trading securities in the underlying portfolios.

In 2009, we contributed 8.3 million shares of OfficeMax common stock to our qualified pension plans, which are managed by an independent fiduciary. At the end of 2011, the plan held 2.8 million shares with a value of $12.6 million.

Generally, quoted market prices are used to value pension plan assets. Equities, some fixed-income securities, publicly traded investment funds, and U.S. government obligations are valued by reference to published market prices. Investments in certain restricted stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The following table presents the pension plan assets by level within the fair value hierarchy as of December 31, 2011.

	Level 1	Level 2	Level 3
		(thousands)	
Money market funds	$ —	$ 19,280	$ —
Equity securities:			
OfficeMax common stock	12,585	—	—
U.S. large-cap	53,629	—	—
U.S. small and mid-cap	13,529	—	—
International	84,647	—	—
Fixed-Income:			
Corporate bonds	—	421,027	—
Government securities	—	7,785	—
Other fixed-income	—	24,907	—
Other:			
Equity mutual funds	—	385,862	—
Group annuity contracts	—	0	5,662
Other, including plan receivables and payables	5,665	1,153	—
	$170,055	$860,014	$5,662

The following is a reconciliation of the change in fair value of the pension plan assets calculated based on Level 3 inputs:

	Total
	(thousands)
Balance at December 31, 2010	$5,357
Benefit payments and administrative expenses	(10)
Investment income and net appreciation in investments	315
Balance at December 31, 2011	$5,662

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash Flows

Pension plan contributions include required statutory minimum amounts and, in some years, additional discretionary amounts. During 2011, 2010 and 2009, the Company made cash contributions to its pension plans totaling $3.3 million, $3.4 million and $6.8 million, respectively. Pension contributions for 2012 are estimated to be $28.5 million. The Company may elect at any time to make additional voluntary contributions.

Qualified pension benefit payments are paid from the assets held in the plan trust, while nonqualified pension and other benefit payments are paid by the Company. Future benefit payments by year are estimated to be as follows:

	Pension Benefits	Other Benefits
	(thousands)	
2012	$101,662	$1,243
2013	97,782	1,202
2014	97,139	1,170
2015	95,824	1,142
2016	94,947	1,121
2017-2021	458,868	5,549

Defined Contribution Plans

The Company also sponsors defined contribution plans for most of its employees. Through 2004, the Company sponsored four contributory defined contribution savings plans for most of its salaried and hourly employees: a plan for Retail employees, a plan for non-Retail salaried employees, a plan for union hourly employees, and a plan for non-Retail, nonunion hourly employees. The plan for non-Retail salaried employees included an employee stock ownership plan ("ESOP") component and the Company's Series D ESOP convertible preferred stock were fully allocated to eligible participants in prior years. Total Company contributions to the defined contribution savings plans were $7.0 million in 2011, $3.2 million in 2010 and $1.3 million in 2009.

13. Shareholders' Equity

Preferred Stock

At December 31, 2011, 638,353 shares of 7.375% Series D ESOP convertible preferred stock were outstanding, compared with 686,696 shares outstanding at December 25, 2010. The Series D ESOP convertible preferred stock is shown in the Consolidated Balance Sheets at its liquidation preference of $45 per share. All shares outstanding have been allocated to participants in the plan. Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875 per share and is convertible at any time by the trustee to 0.82168 share of common stock per share of preferred stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, of which 86,158,662 shares were issued and outstanding at December 31, 2011. Of the unissued shares, 10,960,412 shares were reserved for the following purposes:

Conversion or redemption of Series D ESOP preferred stock	524,521
Issuance under 2003 OfficeMax Incentive and Performance Plan	9,619,788
Issuance under Key Executive Stock Option Plan	744,000
Issuance under Director Stock Compensation Plan	7,475
Issuance under Director Stock Option Plan	5,000
Issuance under 2001 Key Executive Deferred Compensation Plan	2,441
Issuance under 2003 Director Stock Compensation Plan	57,187

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes the following:

	Pension and Postretirement Liability Adjustment	Foreign Currency Translation Adjustment	Unrealized Hedge Loss Adjustment	Accumulated Other Comprehensive Income (Loss)
		(thousands)		
Balance at December 26, 2009	$(253,179)	$120,664	$ —	$(132,515)
Current-period changes, before taxes	27,263	21,290	(1,233)	47,320
Income taxes	(10,907)	—	349	(10,558)
Balance at December 25, 2010	$(236,823)	$141,954	$ (884)	$ (95,753)
Current-period changes, before taxes	(144,236)	(6,195)	1,435	(148,996)
Income taxes	55,482	—	(394)	55,088
Balance at December 31, 2011	$(325,577)	$135,759	$ 157	$(189,661)

Share-Based Payments

The Company sponsors several share-based compensation plans, which are described below. The Company recognizes compensation expense from all share-based payment transactions with employees in the consolidated financial statements at fair value. Compensation costs related to the Company's share-based plans were $16.7 million, $13.2 million and $8.5 million for 2011, 2010 and 2009, respectively. Compensation expense is generally recognized on a straight-line basis over the vesting period of grants. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $6.5 million, $5.1 million and $3.3 million for 2011, 2010 and 2009, respectively.

2003 Director Stock Compensation Plan and OfficeMax Incentive and Performance Plan

In February 2003, the Company's Board of Directors adopted the 2003 Director Stock Compensation Plan (the "2003 DSCP") and the 2003 OfficeMax Incentive and Performance Plan (the "2003 Plan," formerly named the 2003 Boise Incentive and Performance Plan), which were approved by shareholders in April 2003. At December 31, 2011, a total of 57,187 shares of common stock were reserved for issuance under the 2003 DSCP, and a total of 9,619,788 shares of common stock were reserved for issuance under the 2003 Plan.

The 2003 Plan was effective January 1, 2003, and replaced the Key Executive Performance Plan for Executive Officers, Key Executive Performance Plan for Key Executives/Key Managers, Key Executive Stock Option Plan ("KESOP"), Key Executive Performance Unit Plan ("KEPUP") and Director Stock Option Plan ("DSOP"). No further grants or awards have been made under the Key Executive Performance Plans, KESOP, KEPUP, or DSOP since 2003.

The Company's executive officers, key employees and nonemployee directors are eligible to receive awards under the 2003 Plan at the discretion of the Executive Compensation Committee of the Board of Directors. Eight types of awards may be granted under the 2003 Plan, including stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares, annual incentive awards and stock bonus awards.

Restricted Stock and Restricted Stock Units

Restricted stock is restricted until it vests and cannot be sold by the recipient until its restrictions have lapsed. Each restricted stock unit ("RSU") is convertible into one share of common stock after its restrictions have lapsed. No entries are made in the financial statements on the grant date of restricted stock and RSU awards. The Company recognizes compensation expense related to these awards over the vesting periods based on the closing price of the Company's common stock on the grant dates. The Company calculates the grant date fair value of the RSU awards by multiplying the number of RSUs by the closing price of the Company's common stock on the grant date. If these awards contain performance criteria the grant date fair value is set assuming performance at target, and management periodically reviews actual performance against the criteria and adjusts compensation expense accordingly. In 2011, 2010 and 2009, the Company recognized $5.6 million, $8.0 million and $6.1 million, respectively, of pre-tax compensation expense and additional paid-in capital related to restricted stock and RSU awards. The remaining compensation expense to be recognized related to outstanding restricted stock and RSUs, net of estimated forfeitures, is approximately $2.0 million. The remaining compensation expense is to be recognized through the first quarter of 2014.

A summary of restricted stock and RSU activity for fiscal years 2011, 2010 and 2009 is presented in the following table:

	Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested, December 27, 2008	2,258,961	$31.07
Granted	800,828	5.08
Vested	(496,813)	5.65
Forfeited	(633,031)	5.24
Nonvested, December 26, 2009	1,929,945	$16.24
Granted	872,534	13.81
Vested	(1,492)	33.70
Forfeited	(689,852)	20.34
Nonvested, December 25, 2010	2,111,135	$13.89
Granted	648,224	12.17
Vested	(1,047,406)	15.77
Forfeited	(223,703)	11.64
Nonvested, December 31, 2011	1,488,250	$12.15

Restricted stock and RSUs are not included as shares outstanding in the calculation of basic earnings per share, but are included in the number of shares used to calculate diluted earnings per share as long as all applicable performance criteria are met, and their effect is dilutive. When the restriction lapses on restricted stock, the par value of the stock is reclassified from additional paid-in-capital to common stock. When the restriction lapses on RSUs, the units are converted to unrestricted shares of our common stock and the par value of the stock is reclassified from additional paid-in-capital to common stock. Unrestricted shares are included in shares outstanding for purposes of calculating both basic and diluted earnings per share. Depending on the terms of the applicable grant agreement, restricted stock and RSUs may be eligible to accrue all dividends declared on the Company's common stock during the vesting period; however, such dividends are not paid until the restrictions lapse.

Stock Units

The Company previously had a shareholder approved deferred compensation program for certain of its executive officers that allowed them to defer a portion of their cash compensation. Previously, these executive officers could allocate their deferrals to a stock unit account. Each stock unit is equal in value to one share of the Company's common stock. The Company matched deferrals used to purchase stock units with a 25% Company allocation of stock units. The value of deferred stock unit accounts is paid in shares of the Company's common stock when an executive officer retires or terminates employment. There were 2,441 and 3,889 stock units allocated to the accounts of these executive officers at December 31, 2011 and December 25, 2010, respectively. As a result of an amendment to the plan, no additional deferrals can be allocated to the stock unit accounts.

Stock Options

The Company's stock options generally are issued at a price equal to fair market value on the grant date and typically expire within seven years of the grant date. Stock options granted under the OfficeMax Incentive and Performance Plan generally vest over a three year period. In 2011, 2010 and 2009, the Company recognized $11.1 million, $5.2 million and $2.4 million, respectively, of pre-tax compensation expense and additional paid-in capital related to stock options. The remaining compensation expense to be recognized related to outstanding stock options, net of estimated forfeitures, is approximately $8.3 million. The remaining compensation expense is to be recognized through the first quarter of 2014.

A summary of stock option activity for fiscal years 2011, 2010 and 2009 is presented in the following table:

	2011		2010		2009	
	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price
Balance at beginning of year	4,313,290	$16.52	3,249,773	$15.14	1,495,795	$31.95
Options granted	1,457,280	13.33	2,060,246	16.24	2,071,360	4.77
Options exercised	(405,988)	4.80	(408,519)	4.80	—	—
Options forfeited and expired	(548,030)	13.80	(588,210)	16.02	(317,382)	26.70
Balance at end of year	4,816,552	$16.86	4,313,290	$16.52	3,249,773	$15.14
Exercisable at end of year	2,122,136		1,301,257		1,225,646	
Weighted average fair value of options granted (Black-Scholes)	$ 7.07		$ 8.08		$ 2.63	

The following table provides summarized information about stock options outstanding at December 31, 2011:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Options Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$2.50	11,171	—	$ 2.50	11,171	$ 2.50
$4.00 – $7.00	1,192,317	4.8	4.99	506,227	4.72
$10.00 – $16.00	813,274	5.2	14.13	264,738	14.51
$16.00 – $17.00	809,790	6.1	16.86	—	—
$18.00 – $19.00	975,000	5.9	18.15	325,000	18.15
$24.00 – $37.00	1,015,000	0.9	31.89	1,015,000	31.89

At December 31, 2011, the aggregate intrinsic value was less than $1.0 million for both outstanding stock options and exercisable stock options. The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e. the difference between the Company's closing stock price on the last trading day of the fourth quarter of 2011 and the exercise price, multiplied by the number of in-the-money stock options at the end of the quarter).

In 2011, the Company granted stock options for 1,457,280 shares of our common stock and estimated the fair value of each stock option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.92%, expected life of 4.5 years and expected stock price volatility of 65.17%.

In 2010, the Company granted stock options for 2,060,246 shares of our common stock and estimated the fair value of each stock option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.12%, expected life of 3.7 years and expected stock price volatility of 67.21%. In 2009, the Company granted stock options for 2,071,360 shares of our common stock and estimated the fair value of each stock option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.2%, expected life of 3.0 years and expected stock price volatility of 87.3%. The risk-free interest rate assumptions are based on the applicable Treasury bill rates over the options' expected lives; the expected life assumptions are based on the time period stock options are expected to be outstanding based on historical experience; and the expected stock price volatility assumptions are based on the historical and implied volatility of the Company's common stock.

14. Segment Information

The Company manages its business using three reportable segments: Contract, Retail, and Corporate and Other. Management reviews the performance of the Company based on these segments.

Contract distributes a broad line of items for the office, including office supplies and paper, technology products and solutions, print and document services and office furniture. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia and New Zealand. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and in some markets, including Canada, Australia and New Zealand, through office products stores. Substantially all products sold by Contract are purchased from third-party manufacturers or industry wholesalers. Contract purchases office papers primarily from Boise White Paper, L.L.C., under a paper supply contract entered into on June 25, 2011. (For additional information related to the paper supply contract, see Note 15, "Commitments and Guarantees".)

Retail is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Retail office supply stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Retail has operations in the United States, Puerto Rico and the U.S. Virgin Islands. The retail segment also operates office products stores in Mexico through a 51%-owned joint venture. Substantially all products sold by Retail are purchased from third-party manufacturers or industry wholesalers. Retail purchases office papers primarily from Boise White Paper, L.L.C., under the paper supply contract described above.

Corporate and Other includes corporate support staff services and certain other legacy expenses as well as the related assets and liabilities. The income and expense related to certain assets and liabilities that are reported in the Corporate and Other segment have been allocated to the Contract and Retail segments.

Management evaluates the segments' performances using segment income (loss) which is based on operating income (loss) after eliminating the effect of certain operating items that are not indicative of our core operations such as severances, facility closures and adjustments, and asset impairments. These certain operating items are reported on the asset impairments and the other operating expenses, net lines in the Consolidated Statements of Operations.

The following table summarizes by geography, net sales for fiscal years 2011, 2010 and 2009, and non-current assets at each year-end:

	2011	2010	2009
		(thousands)	
Net sales			
United States	$5,671,738	$5,770,036	$5,952,714
Foreign	1,449,429	1,379,971	1,259,336
Total	$7,121,167	$7,150,007	$7,212,050
Non-current assets			
United States	$1,992,674	$1,924,982	$1,909,754
Foreign	137,627	139,661	138,441
Total	$2,130,301	$2,064,643	$2,048,195

There is no single customer that accounts for 10% or more of consolidated trade sales.

Segment sales to external customers by product line are as follows:

	2011	2010	2009
		(thousands)	
Contract			
Office supplies and paper	$2,076,014	$2,086,628	$2,138,549
Technology products	1,142,196	1,185,462	1,173,956
Office furniture	405,867	362,154	344,180
Total	$3,624,077	$3,634,244	$3,656,685
Retail			
Office supplies and paper	$1,489,800	$1,468,646	$1,446,934
Technology products	1,793,255	1,834,630	1,872,537
Office furniture	214,035	212,487	235,894
Total	$3,497,090	$3,515,763	$3,555,365
Total OfficeMax			
Office supplies and paper	$3,565,814	$3,555,274	$3,585,483
Technology products	2,935,451	3,020,092	3,046,493
Office furniture	619,902	574,641	580,074
Total	$7,121,167	$7,150,007	$7,212,050

The following tables contain details of the Company's operations by segment:

	Sales	Segment income	Asset impairments	Other operating expenses, net	Operating income (loss)
			(thousands)		
Year ended December 31, 2011					
Contract	$3,624,077	$ 77,681	$ —	$(13,984)	$ 63,697
Retail	3,497,090	75,293	(11,197)	(5,858)	58,238
Corporate and Other	—	(34,761)	—	(688)	(35,449)
Total	$7,121,167	$118,213	$(11,197)	$(20,530)	$ 86,486
Year ended December 25, 2010					
Contract	$3,634,244	$ 94,342	$ —	$ (60)	$ 94,282
Retail	3,515,763	103,903	(10,979)	(12,505)	80,419
Corporate and Other	—	(37,723)	—	9,488	(28,235)
Total	$7,150,007	$160,522	$(10,979)	$ (3,077)	$146,466
Year ended December 26, 2009					
Contract	$3,656,685	$ 58,022	$ —	$(15,269)	$ 42,753
Retail	3,555,365	44,906	(17,612)	(33,303)	(6,009)
Corporate and Other	—	(40,041)	—	(691)	(40,732)
Total	$7,212,050	$ 62,887	$(17,612)	$(49,263)	$ (3,988)

Interest expense, interest income, and other income (expense), net are not recorded by segments.

The following table contains details of other selected items by segment.

	Other selected items		
	Depreciation and amortization	Capital expenditures	Assets
Year ended December 31, 2011			
Contract	$ 30,587	$25,964	$1,001,161
Retail	50,550	35,830	1,240,541
Corporate and Other	3,081	7,837	1,827,573
Total	$ 84,218	$69,632	$4,069,275
Year ended December 25, 2010			
Contract	$ 51,630	$61,165	$1,039,800
Retail	49,283	32,346	1,209,635
Corporate and Other	23	—	1,829,494
Total	$100,936	$93,511	$4,078,929
Year ended December 26, 2009			
Contract	$ 57,548	$17,939	$1,035,175
Retail	58,869	20,338	1,239,632
Corporate and Other	—	—	1,794,723
Total	$116,417	$38,277	$4,069,530

15. Commitments and Guarantees

Commitments

During the second quarter of 2011, we entered into a new paper supply contract with Boise White Paper, L.L.C. ("Boise"), under which we have agreed to purchase office papers from Boise, and Boise has agreed to supply office papers to us, subject to the terms and conditions of the paper supply contract. The new paper supply contract replaced the previous supply contract executed in 2004 with Boise.

The paper supply contract requires us to purchase from Boise and Boise to sell to us virtually all of our North American requirements for office paper, subject to certain conditions. After 2012, the paper supply contract provides us more flexibility to purchase paper from paper producers other than Boise. The paper supply contract's term will expire on December 31, 2017, followed by a gradual reduction of the Company's purchase requirements over a two year period thereafter. However, if certain circumstances occur, the term may be terminated earlier, beginning as early as December 31, 2012. If the term ends December 31, 2012, it will be followed by a gradual reduction of the Company's purchase requirements over a four year period. If the term ends on a later date, the gradual reduction period will last two years. Purchases under the agreement were $630.1 million, $615.6 million and $633.9 million for 2011, 2010 and 2009, respectively.

In accordance with an amended and restated joint venture agreement, the minority owner of Grupo OfficeMax, our joint-venture in Mexico, can elect to require OfficeMax to purchase the minority owner's 49% interest in the joint venture if certain earnings targets are achieved. Earnings targets are calculated quarterly on a rolling four-quarter basis. Accordingly, the targets may be achieved in one quarter but not in the next. If the earnings targets are achieved and the minority owner elects to require OfficeMax to purchase the minority owner's interest, the purchase price is based on the joint venture's earnings and the current market multiples of similar companies. At the end of 2011, Grupo OfficeMax met the earnings targets and the estimated purchase price of the minority owner's interest was $27.6 million. This represents a decrease in the estimated purchase price from the prior year which is attributable to lower market multiples for similar companies as of the measurement date. As the estimated purchase price was less than the carrying value of the noncontrolling interest as of the end of the year, the Company reduced the noncontrolling interest to the carrying value, with the offset recorded to additional paid-in capital. There is no impairment relating to the assets of the joint venture as the estimated future cash flows support the overall carrying value of its assets.

Guarantees

The Company provides guarantees, indemnifications and assurances to others.

Indemnification obligations may arise from the Asset Purchase Agreement between OfficeMax Incorporated, OfficeMax Southern Company, Minidoka Paper Company, Forest Products Holdings, L.L.C. and Boise Land & Timber Corp. The Company has agreed to provide indemnification with respect to a variety of obligations. These indemnification obligations are subject, in some cases, to survival periods, deductibles and caps. At December 31, 2011, the Company is not aware of any material liabilities arising from these indemnifications.

There are six operating leases that have been assigned to other parties but for which the Company remains contingently liable in the event of nonpayment by the other parties. The lease terms vary and, assuming exercise of renewal options, extend through 2019. Annual rental payments under these leases are approximately $3.0 million.

The Company and its affiliates enter into a wide range of indemnification arrangements in the ordinary course of business. These include tort indemnifications, tax indemnifications, officer and director indemnifications against third-party claims arising out of arrangements to provide services to the Company and indemnifications in merger and acquisition agreements. It is impossible to quantify the maximum potential liability under these indemnifications. At December 31, 2011, the Company is not aware of any material liabilities arising from these indemnifications.

16. Legal Proceedings and Contingencies

OfficeMax Incorporated and certain of its subsidiaries are named as defendants in a number of lawsuits, claims and proceedings arising out of the operation of the paper and forest products assets prior to the closing of the 2004 sale transaction, for which OfficeMax agreed to retain responsibility. Also, as part of the sale, we agreed to retain responsibility for all pending or threatened proceedings and future proceedings alleging asbestos-related injuries arising out of the operation of the paper and forest products assets prior to the closing of the sale. We do not believe any of these retained proceedings are material to our business.

We have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar federal and state laws, or have received a claim from a private party, with respect to certain sites where hazardous substances or other contaminants are or may be located. These sites relate to operations either no longer owned by the Company or unrelated to its ongoing operations. For sites where a range of potential liability can be determined, we have established appropriate reserves. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties or the amount of time necessary to complete the cleanups. Based on our investigations; our experience with respect to cleanup of hazardous substances; the fact that expenditures will, in many cases, be incurred over extended periods of time; and in some cases, the number of solvent potentially responsible parties, we do not believe that the known actual and potential response costs will, in the aggregate, materially affect our financial position, results of operations or cash flows.

Over the past several years and continuing in the current year, we have been named a defendant in a number of cases where the plaintiffs allege asbestos-related injuries from exposure to asbestos products or exposure to asbestos while working at job sites. The claims vary widely and often are not specific about the plaintiffs' contacts with the Company. None of the claimants seeks damages from us individually, and we are generally one of numerous defendants. Many of the cases filed against us have been voluntarily dismissed, although we have settled some cases. The settlements we have paid have been covered mostly by insurance, and we believe any future settlements or judgments in these cases would be similarly covered. To date, no asbestos case against us has gone to trial, and the nature of these cases makes any prediction as to the outcome of pending litigation inherently subjective. At this time, however, we believe our involvement in asbestos litigation is not material to either our financial position or our results of operations.

17. Quarterly Results of Operations (unaudited)

Summarized quarterly financial data is as follows:

	2011				2010			
	First	Second(a)	Third	Fourth(b)	First(c)	Second(d)	Third	Fourth(e)
	(millions, except per-share and stock price information)							
Sales	$1,863.0	$1,647.6	$1,774.8	$1,835.8	$1,911.7	$1,653.2	$1,813.4	$1,766.2
Gross Profit	$ 474.5	$ 425.1	$ 459.7	$ 449.9	$ 505.5	$ 427.7	$ 470.4	$ 446.0
Percent of sales	*25.5%*	*25.8%*	*25.9%*	*24.5%*	*26.4%*	*25.9%*	*25.9%*	*25.3%*
Operating income	$ 28.6	$ 4.0	$ 41.3	$ 12.6	$ 49.4	$ 28.1	$ 40.9	$ 28.1
Net income available to OfficeMax common shareholders	$ 11.4	$ (3.0)	$ 21.5	$ 2.9	$ 24.8	$ 11.8	$ 20.0	$ 12.1
Net income (loss) per common share available to OfficeMax common shareholders(f)								
Basic	$ 0.13	$ (0.04)	$ 0.25	$ 0.03	$ 0.29	$ 0.14	$ 0.23	$ 0.14
Diluted	$ 0.13	$ (0.04)	$ 0.25	$ 0.03	$ 0.29	$ 0.14	$ 0.23	$ 0.14
Common stock dividends paid per share	—	—	—	—	—	—	—	—
Common stock prices(g)								
High	$ 18.95	$ 14.36	$ 8.82	$ 5.93	$ 17.34	$ 19.79	$ 15.81	$ 19.20
Low	$ 12.24	$ 6.05	$ 4.46	$ 3.90	$ 12.60	$ 14.21	$ 9.67	$ 12.73

(a) Includes a $5.6 million pre-tax charge related to Retail store closures in the U.S., and $8.3 million of pre-tax charges for severance related to Contract and Retail reorganizations.

(b) Includes an $11.2 million non-cash pre-tax charge to impair fixed assets associated with our Retail stores in the U.S. and $6.6 million of pre-tax charges for severance primarily related to Contract and Retail reorganizations.

(c) Includes a $13.4 million pre-tax charge related to Retail store closures in the U.S., and a $0.8 million pre-tax charge for severance related to Contract reorganizations.

(d) Includes a $1.1 million pre-tax charge related to Retail store closures in the U.S., and a $3.9 million of pre-tax income related to the adjustment of a reserve associated with our legacy building materials manufacturing facility near Elma, Washington.

(e) Includes an $11.0 million non-cash pre-tax charge to impair fixed assets associated with our Retail stores in the U.S., $2.8 million of pre-tax income related to the adjustment of previously established reserves for severance and store closures and a $5.5 million of pre-tax income related to the adjustment of a reserve associated with our legacy building materials manufacturing facility near Elma, Washington.

(f) Quarters added together may not equal full year amount because each quarter is calculated on a stand-alone basis.

(g) The Company's common stock (symbol OMX) is traded on the New York Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
OfficeMax Incorporated:

We have audited the accompanying consolidated balance sheets of OfficeMax Incorporated and subsidiaries (the Company) as of December 31, 2011 and December 25, 2010, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited OfficeMax Incorporated's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). OfficeMax Incorporated's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A(b) of the Company's annual report on Form 10-K. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OfficeMax Incorporated and subsidiaries as of December 31, 2011 and December 25, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, OfficeMax Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by (COSO).

KPMG LLP

Chicago, Illinois
February 24, 2012

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our independent registered public accounting firm regarding accounting or financial disclosure matters.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures*

As of the end of the period covered by this report, the chief executive officer and chief financial officer directed and supervised an evaluation of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The evaluation was conducted to determine whether the Company's disclosure controls and procedures were effective in bringing material information about the Company to the attention of senior management. Based on this evaluation, our chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures were effective in alerting them in a timely manner to material information that the Company is required to disclose in its filings with the Securities and Exchange Commission.

(b) *Management's Report on Internal Control Over Financial Reporting*

OfficeMax's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.*

Based on this assessment, management concluded that as of December 31, 2011, OfficeMax's internal control over financial reporting was effective.

KPMG LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting. That report is included on page 88 of this Form 10-K.

(c) *Changes in Internal Control Over Financial Reporting*

There was no change in the Company's internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

(a) None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning directors and nominees for director is presented under the caption "Board of Directors" in our proxy statement and is incorporated herein by reference.

Information concerning our executive officers is presented under the caption "Executive Officers of the Registrant" in Part 1 of this Form 10-K and is incorporated herein by reference.

Information concerning our Audit Committee and our Audit Committee financial expert is set forth under the caption "Audit Committee Report" in our proxy statement and is incorporated herein by reference.

Information concerning the procedures by which security holders may recommend nominees to our Board of Directors is set forth under the caption "Other Information—Stockholder Nominations for Directors" in our proxy statement and is incorporated herein by reference.

Information concerning compliance with Section 16 of the Securities Exchange Act of 1934 is set forth under the caption "Stock Ownership—Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement and is incorporated herein by reference.

We have adopted a Code of Ethics that applies to all OfficeMax employees and directors, including our senior financial officers. The Code is available, free of charge, on our website at investor.officemax.com by clicking on "Code of Ethics." You also may obtain copies of this Code, free of charge, by contacting our Investor Relations Department, 263 Shuman Boulevard, Naperville, Illinois 60563, or by calling (630) 864-6800. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to disclose such amendments or waivers by posting the required information on our website at the address above.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning compensation of OfficeMax's executive officers and directors for the year ended December 31, 2011, is presented under the captions "Executive Compensation," and "Director Compensation" in our proxy statement. This information is incorporated herein by reference.

Information concerning compensation committee interlocks is presented under the caption "Executive Compensation Committee Interlocks and Insider Participation" in our proxy statement and is incorporated herein by reference.

The report of our Executive Compensation Committee can be found under the caption "Executive Compensation Committee Report" in our proxy statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning the security ownership of certain beneficial owners as of December 31, 2011, is set forth under the caption "Stock Ownership—Ownership of More Than 5% of OfficeMax Stock" in our proxy statement and is incorporated herein by reference.

Information concerning the security ownership of our directors and executive officers as of December 31, 2011, is set forth under the caption "Stock Ownership—Directors and Executive Officers" in our proxy statement and is incorporated herein by reference.

Our shareholders have approved all of the Company's equity compensation plans, including the Director Stock Compensation Plan (the "DSCP"), the 2003 Director Stock Compensation Plan (the "2003 DSCP") and the 2003 OfficeMax Incentive and Performance Plan (the "2003 Plan"), formerly the Boise Incentive and Performance Plan. These plans are designed to further align our directors' and management's interests with the Company's long-term performance and the long-term interests of our shareholders. The following table provides information regarding the equity securities that may be issued under our equity compensation plans as of December 31, 2011.

Equity Compensation Plan Information(a)

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights(#)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)(#)
Equity compensation plans approved by security holders	6,302,361(b)	$12.88	4,131,089(c)
Equity compensation plans not approved by security holders	—	—	—
Total	6,302,361	$12.88	4,131,089

(a) Neither of the following are included in this table: (a) Series D Preferred Stock in the Employee Stock Ownership Plan (ESOP) fund or (b) the deferred stock unit components of the Company's 2001 Key Executive Deferred Compensation Plan.

(b) Includes 7,475 shares issuable under the DSCP, 3,696 shares issuable under the 2003 DSCP, 5,000 shares issuable under the Director Stock Option Plan, 744,000 shares issuable under the Key Executive Stock Option Plan, and 5,542,190 shares issuable under the 2003 Plan. The Director Stock Option Plan and Key Executive Stock Option Plan have been replaced by the 2003 Plan.

(c) As of December 31, 2011, 53,491 shares were issuable under the 2003 DSCP and 4,077,598 shares were issuable under the 2003 Plan.

See Note 13, "Shareholders Equity," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this form 10-K for additional information related to our equity compensation plans.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning the independence of our directors, certain relationships and related transactions during 2011 and our policies with respect to such transactions is set forth under the captions "Board of Directors—Director Independence" and "Board of Directors—Board of Directors Related Transactions" in our proxy statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accountant fees and services is set forth under the captions "Items You May Vote On—Appointment of Independent Registered Public Accounting Firm" and "Audit Committee Report—Audit, Audit Related, and Other Nonaudit Services" in our proxy statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Form 10-K:

(1) Consolidated Financial Statements.

The Consolidated Financial Statements, the Notes to Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm are presented in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

- Consolidated Balance Sheets as of December 31, 2011 and December 25, 2010.
- Consolidated Statements of Operations for the years ended December 31, 2011, December 25, 2010 and December 26, 2009.
- Consolidated Statements of Cash Flows for the years ended December 31, 2011, December 25, 2010 and December 26, 2009.
- Consolidated Statements of Equity for the years ended December 31, 2011, December 25, 2010 and December 26, 2009.
- Notes to Consolidated Financial Statements.
- Report of Independent Registered Public Accounting Firm.

(2) Financial Statement Schedules.

All financial statement schedules have been omitted because they are inapplicable, not required or shown in the financial statements and notes in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

(3) Exhibits.

A list of the exhibits required to be filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits and is incorporated herein by reference.

(b) Exhibits.

See Index to Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OfficeMax Incorporated

By /s/ RAVICHANDRA SALIGRAM
Ravichandra Saligram
Chief Executive Officer

Dated: February 24, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 24, 2012.

Signature	Capacity
(i) Principal Executive Officer:	
/s/ RAVICHANDRA SALIGRAM **Ravichandra Saligram**	Chief Executive Officer
(ii) Principal Financial Officer:	
/s/ BRUCE BESANKO **Bruce Besanko**	Executive Vice President, Chief Financial Officer and Chief Administrative Officer
(iii) Principal Accounting Officer:	
/s/ DEBORAH A. O'CONNOR **Deborah A. O'Connor**	Senior Vice President, Finance and Chief Accounting Officer
(iv) Directors:	
/s/ V. JAMES MARINO **V. James Marino**	/s/ WARREN F. BRYANT **Warren F. Bryant**
/s/ JOSEPH M. DEPINTO **Joseph M. DePinto**	/s/ WILLIAM J. MONTGORIS **William J. Montgoris**
/s/ RAKESH GANGWAL **Rakesh Gangwal**	/s/ RAVICHANDRA SALIGRAM **Ravichandra Saligram**
/s/ FRANCESCA RUIZ DE LUZURIAGA **Francesca Ruiz de Luzuriaga**	/s/ DAVID M. SZYMANSKI **David M. Szymanski**

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of OfficeMax Incorporated:

We consent to the incorporation by reference in the registration statement (No. 333-162866) on Form S-1; the registration statements (Nos. 2-72176, 33-28595, 33-21964, 33-31642, 333-105223, 333-105245, 333-37124, 333-86425, 333-86427, 333-61106, 333-113648, 333-110397, 333-150957 and 333-166880) on Form S-8; and the registration statements (Nos. 333-41033, 333-74450 and 333-86362) on Form S-3 of OfficeMax Incorporated of our report dated February 24, 2012, with respect to the consolidated balance sheets of OfficeMax Incorporated as of December 31, 2011 and December 25, 2010, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of OfficeMax Incorporated.

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois
February 24, 2012

OFFICEMAX INCORPORATED
INDEX TO EXHIBITS

Filed with the Annual Report on Form 10-K for the fiscal year ended December 31, 2011

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	File Number	Exhibit Number	Filing Date	Filed Herewith
2.1	Asset Purchase Agreement dated July 26, 2004, between Boise Cascade Corporation (now OfficeMax Incorporated), Boise Southern Company, Minidoka Paper Company and Forest Products Holdings, L.L.C., and Boise Land & Timber Corp.	8-K	001-05057	2	7/28/2004	
3.1	Conformed Restated Certificate of Incorporation, as restated to date	S-1	333-162866	3.1.1	11/4/2010	
3.2	Amended and Restated Bylaws, as amended to February 12, 2009	8-K	001-05057	3.1	2/18/2010	
4.1(1)	Trust Indenture between Boise Cascade Corporation (now OfficeMax Incorporated) and Morgan Guaranty Trust Company of New York, Trustee, dated October 1, 1985, as amended	S-3	33-5673	4	5/13/1986	
4.2	Indenture dated as of December 21, 2004 by and between OMX Timber Finance Investments II, LLC, as the Issuer and Wells Fargo Bank Northwest, N.A., as Trustee	8-K	001-05057	99.1	9/22/2009	
4.3	Indenture dated as of December 21, 2004 by and between OMX Timber Finance Investments I, LLC, as the Issuer and Wells Fargo Bank Northwest, N.A., as Trustee	S-1/A	333-162866	4.4	12/14/2010	
9	Inapplicable					
10.1	Paper Purchase Agreement dated June 25, 2011 between Boise White Paper, L.L.C. and OfficeMax Incorporated	10-Q/A	001-05057	10.8(10)	10/24/2011	
10.2	Installment Note for $559,500,000 between Boise Land & Timber, L.L.C. (Maker) and Boise Cascade Corporation (now OfficeMax Incorporated) (Initial Holder) dated October 29, 2004	10-Q	001-05057	10.3	11/9/2004	
10.3	Installment Note for $258,000,000 between Boise Land & Timber, L.L.C. (Maker) and Boise Southern Company (Initial Holder) dated October 29, 2004	10-Q	001-05057	10.4	11/9/2004	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
10.4	Installment Note for $817,500,000 between Boise Land & Timber II, L.L.C. (Maker) and Boise Cascade Corporation (now OfficeMax Incorporated) (Initial Holder) dated October 29, 2004	10-Q	001-05057	10.5	11/9/2004	
10.5	Guaranty by Wachovia Corporation dated October 29, 2004	10-Q	001-05057	10.6	11/9/2004	
10.6	Guaranty by Lehman Brothers Holdings Inc. dated October 29, 2004	10-Q	001-05057	10.7	11/9/2004	
10.7	Registration Rights Agreement among Boise Cascade Corporation (now OfficeMax Incorporated), Forest Products Holdings, L.L.C., and Boise Cascade Holdings, L.L.C. dated October 29, 2004	10-Q	001-05057	10.11	11/9/2004	
10.8	Restructuring Agreement and Amendment No. 1 to Securityholders Agreement by and among Boise Cascade Holdings, L.L.C., Boise Cascade, L.L.C., Boise Land & Timber Corp., Forest Product Holdings, L.L.C., OfficeMax Incorporated and Kooskia Investment Corporation	8-K	001-05057	99.1	11/15/2006	
10.9	Boise Cascade Holdings, L.L.C. Second Amended and Restated Operating Agreement	8-K	001-05057	99.2	11/16/2006	
10.10	Securityholders Agreement among Boise Cascade Corporation (now OfficeMax incorporated), Forest Products Holdings, L.L.C., and Boise Cascade Holdings, L.L.C., dated October 29, 2004	10-Q	001-05057	10.14	11/9/2004	
10.11	Purchase Agreement dated December 13, 2004, between OMX Timber Finance Investments I, LLC, OMX Timber Finance Investments II, LLC, OfficeMax Incorporated, Wachovia Capital Markets, LLC, and Lehman Brothers Inc.	8-K	001-05057	10.1	12/17/2004	
10.12	Indemnification Agreement dated December 13, 2004, between Wachovia Corporation, Lehman Brothers Holdings Inc., OMX Timber Finance Investments I, LLC, OMX Timber Finance Investments II, LLC, OfficeMax Incorporated, Wachovia Capital Markets, LLC, Lehman Brothers Inc.	8-K	001-05057	10.2	12/17/2004	
10.13†	Executive Savings Deferral Plan	8-K	001-05057	10.2	12/15/2004	
10.14†	2005 Deferred Compensation Plan	8-K	001-05057	10.3	12/15/2004	
10.15†	2005 Directors Deferred Compensation Plan	8-K	001-05057	10.4	12/15/2004	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
10.16†	Directors Compensation Summary Sheet					X
10.17†	Form of OfficeMax Incorporated Nonstatutory Stock Option Agreement	8-K	001-05057	10.1	1/6/2005	
10.18†	Executive Life Insurance Program	8-K	001-05057	10.1	2/16/2005	
10.18(a)†	Amendment to Executive Life Insurance Program	8-K	001-05057	—	4/21/2009	
10.19†	Officer Annual Physical Program	8-K	001-05057	10.2	2/16/2005	
10.19(a)†	Amendment to Officer Annual Physical Program	8-K	001-05057	—	2/16/2010	
10.20†	Financial Counseling Program	8-K	001-05057	10.3	2/16/2005	
10.20(a)†	Amendment to Financial Counseling Program	8-K	001-05057	—	2/16/2010	
10.21†	Executive Officer Mandatory Retirement Policy	10-K	001-05057	10.31	3/16/2005	
10.22†	1982 Executive Officer Deferred Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.4	3/2/2004	
10.23†	Nonbusiness Use of Corporate Aircraft Policy, as amended	10-K	001-05057	10.13	3/14/1994	
10.24†	Supplemental Early Retirement Plan for Executive Officers, as amended through September 26, 2003	10-K	001-05057	10.6	3/2/2004	
10.25†	Boise Cascade Corporation (now OfficeMax Incorporated) Supplemental Pension Plan, as amended through September 26, 2003	10-K	001-05057	10.7	3/2/2004	
10.26†	1980 Split Dollar Life Insurance Plan, as amended through September 25, 2003	10-K	001-05057	10.10	3/2/2004	
10.27†	Form of Directors' Indemnification Agreement, as revised September 26, 2003	10-K	001-05057	10.15	3/2/2004	
10.28(2)†	Deferred Compensation and Benefits Trust, as amended for the Form of Sixth Amendment dated May 1, 2001	10-Q	001-05057	10	11/13/2001	
10.29†	Director Stock Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.17	3/2/2004	
10.30†	Directors Stock Option Plan, as amended through September 26, 2003	10-K	001-05057	10.18	3/2/2004	
10.31†	2001 Key Executive Deferred Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.23	3/2/2004	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File Number	Exhibit Number	Filing Date	Filed Herewith
10.32†	2001 Board of Directors Deferred Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.24	3/2/2004	
10.33†	Key Executive Performance Unit Plan, as amended through September 26, 2003	10-K	001-05057	10.25	3/2/2004	
10.34†	2003 Director Stock Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.26	3/2/2004	
10.35	Amended and Restated Going Public Agreement dated as of May 17, 2005	8-K	001-05057	10.1	5/23/2005	
10.36†	Amendment to the OfficeMax Incorporated 2003 Director Stock Compensation Plan	8-K	001-05057	—	2/20/2007	
10.37†	Amendment to OfficeMax Incorporated Executive Savings Deferral Plan	8-K	001-05057	99.2	12/14/2005	
10.38†	Form of 2006 Restricted Stock Unit Award Agreement	8-K	001-05057	10.2	2/15/2006	
10.39†	Form of 2007 Directors' Restricted Stock Unit Award Agreement	8-K	001-05057	99.3	8/1/2007	
10.40	Nondisclosure and Noncompetition Agreement between OfficeMax Incorporated and Mr. Martin dated September 13, 2007	8-K	001-05057	99.4	9/19/2007	
10.41†	Form of 2008 Restricted Stock Unit Award Agreement (Performance Based)	8-K	001-05057	99.2	2/26/2008	
10.42†	Form of 2008 Restricted Stock Unit Award Agreement (Time Based)	10-Q	001-05057	10.3	5/7/2008	
10.43†	Form of 2008 Director Restricted Stock Unit Award Agreement	8-K	001-05057	99.2	7/29/2008	
10.44†	Executive Officer Severance Pay Policy	10-Q	001-05057	10.4	11/6/2008	
10.45†	Form of Executive Officer Change in Control Severance Agreement	10-Q	001-05057	10.5	11/6/2008	
10.46†	Amendment to OfficeMax Incorporated 2005 Directors Deferred Compensation Plan	10-Q	001-05057	10.6	11/6/2008	
10.47†	Form of Amendment of OfficeMax Incorporated Executive Savings Deferral Plan	8-K	001-05057	99.1	1/28/2010	
10.48†	Form of 2009 Annual Incentive Award Agreement	8-K	001-05057	99.2	2/18/2009	
10.49†	Form of 2009 Restricted Stock Unit Award Agreement (Performance Based)	8-K	001-05057	99.4	2/18/2009	
10.50†	Form of 2009 Nonqualified Stock Option Award Agreement	8-K	001-05057	99.5	2/18/2009	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File Number	Exhibit Number	Filing Date	Filed Herewith
10.51†	Bruce Besanko Change in Control Agreement dated February 16, 2009	8-K	001-05057	99.1	3/6/2009	
10.52†	Bruce Besanko Nondisclosure and Noncompetition Agreement dated March 2, 2009	8-K	001-05057	99.2	3/6/2009	
10.53†	Form of 2009 Director Restricted Stock Unit Award Agreement	8-K	001-05057	99.1	7/28/2009	
10.54	Contribution Agreement between OfficeMax Incorporated and Evercore Trust Company, N.A., the independent fiduciary of the Master Trust, dated November 3, 2009	8-K	001-05057	99.1	11/4/09	
10.55	Registration Rights Agreement between OfficeMax Incorporated and Evercore Trust Company, N.A., the independent fiduciary of the Master Trust, dated as of November 3, 2009	8-K	001-05057	10.1	11/4/09	
10.56†	Transition and Retirement Agreement between Mr. Duncan and OfficeMax Incorporated dated February 11, 2010	8-K	001-05057	99.2	2/16/2010	
10.57†	Form of 2010 Nonqualified Stock Option Award Agreement	8-K	001-05057	99.5	2/16/2010	
10.58†	2003 OfficeMax Incentive and Performance Plan as amended and restated effective April 14, 2010	DEF14A	001-05057	Appendix A	3/4/2010	
10.59†	Form of 2010 Annual Incentive Award Agreement and form of Annual Incentive Award Agreement issued to Mr. Duncan	10-Q	001-05057	10.3	4/30/2010	
10.60†	Form of 2010 Restricted Stock Unit Award Agreement (Performance Based)	10-Q	001-05057	10.4	4/30/2010	
10.61†	Form of 2010 Director Restricted Stock Unit Award Agreement	8-K	001-05057	99.2	8/3/2010	
10.62†	Form of 2010 Restricted Stock Unit Award Agreement (Time Based)	8-K	001-05057	99.1	8/18/2010	
10.63†	Employment Agreement between OfficeMax Incorporated and Ravi Saligram dated October 13, 2010	8-K	001-05057	10.1	10/19/2010	
10.64†	Form of Annual Incentive Award Agreement between OfficeMax Incorporated and Ravi Saligram	8-K	001-05057	10.2	10/19/2010	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File Number	Exhibit Number	Filing Date	Filed Herewith
10.65†	Form of 2010 Nonqualified Stock Option Award Agreement between OfficeMax Incorporated and Ravi Saligram (first)	8-K	001-05057	10.3	10/19/2010	
10.66†	Form of 2010 Nonqualified Stock Option Award Agreement between OfficeMax Incorporated and Ravi Saligram (second)	8-K	001-05057	10.4	10/19/2010	
10.67†	Form of Restricted Stock Unit Award Agreement—Time-Based between OfficeMax Incorporated and Ravi Saligram	8-K	001-05057	10.5	10/19/2010	
10.68†	Form of Change in Control Letter Agreement between OfficeMax Incorporated and Ravi Saligram	8-K	001-05057	10.6	10/19/2010	
10.69†	Form of Nondisclosure and Fair Competition Agreement between OfficeMax Incorporated and Ravi Saligram	8-K	001-05057	10.7	10/19/2010	
10.70†	Form of 2011 Annual Incentive Award Agreement	8-K	001-05057	99.1	2/15/2011	
10.71†	Form of 2011 Restricted Stock Unit Award Agreement – Performance Based	8-K	001-05057	99.2	2/15/2011	
10.72†	Form of 2011 Nonqualified Stock Option Award Agreement	8-K	001-05057	99.3	2/15/2011	
10.73†	Change in Control Agreement dated as of May 2, 2011 between OfficeMax Incorporated and Mr. Michael Lewis	8-K	001-05057	99.1	6/3/2011	
10.74†	Restricted Stock Unit Award Agreement – Time Based dated as of May 2, 2011 between OfficeMax Incorporated and Mr. Michael Lewis	8-K	001-05057	99.2	6/3/2011	
10.75†	Restricted Stock Unit Award Agreement – Performance Based dated as of May 2, 2011 between OfficeMax Incorporated and Mr. Michael Lewis (first)	8-K	001-05057	99.3	6/3/2011	
10.76†	Restricted Stock Unit Award Agreement – Performance Based dated as of May 2, 2011 between OfficeMax Incorporated and Mr. Michael Lewis (second)	8-K	001-05057	99.4	6/3/2011	
10.77†	Nonqualified Stock Option Award Agreement dated as of May 2, 2011 between OfficeMax Incorporated and Mr. Michael Lewis	8-K	001-05057	99.5	6/3/2011	
10.78†	Nondisclosure and Fair Competition Agreement dated as of May 2, 2011 between OfficeMax Incorporated and Mr. Michael Lewis	8-K	001-05057	99.6	6/3/2011	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
10.79†	Letter Agreement dated as of May 24, 2011 issued by OfficeMax Incorporated to Mr. Michael Lewis	8-K	001-05057	99.7	6/3/2011	
10.80†	Form of 2011 Director Restricted Stock Unit Award Agreement	8-K	001-05057	99.2	8/2/2011	
10.81†	Change in Control Agreement dated as of August 17, 2011 between OfficeMax Incorporated and Mr. Michael MacDonald	8-K	001-05057	99.1	8/23/2011	
10.82†	Nondisclosure and Fair Competition Agreement dated as of August 15, 2011 between OfficeMax Incorporated and Mr. Michael MacDonald	8-K	001-05057	99.2	8/23/2011	
10.83	Second Amended and Restated Loan and Security Agreement, dated October 7, 2011, by and among the Company, certain of its subsidiaries as borrowers and guarantors, the lender parties thereto, Wells Fargo Bank, National Association as Administrative Agent, Bank of America, N.A. as Syndication Agent and JP Morgan Chase Bank, N.A. as Documentation Agent	8-K	001-05057	99.1	10/14/2011	
10.84†	Change in Control Agreement dated as of July 26, 2011 between OfficeMax Incorporated and Mr. Steve Parsons	10-Q	001-05057	10.4	10/28/2011	
10.85†	Nondisclosure and Fair Competition Agreement dated as of July 25, 2011 between OfficeMax Incorporated and Mr. Steve Parsons	10-Q	001-05057	10.5	10/28/2011	
10.86†	Waiver of Claims and General Release dated December 19, 2011 between Mr. Vero and OfficeMax Incorporated	8-K	001-05057	99.1	12/21/2011	
10.87†	Letter to Mr. Vero dated November 4, 2011	8-K	001-05057	99.2	12/21/2011	
10.88†	Change in Control Agreement dated as of November 21, 2011 between OfficeMax Incorporated and Mr. Jim Barr					X
10.89†	Nondisclosure and Fair Competition Agreement dated as of November 14, 2011 between OfficeMax Incorporated and Mr. Jim Barr					X
10.90†	2011 Nonqualified Stock Option Award Agreement dated as of November 14, 2011 between OfficeMax Incorporated and Mr. Jim Barr					X
11	Inapplicable					
12	Inapplicable					
13	Inapplicable					
14(3)	Code of Ethics					

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
16	Inapplicable					
18	Inapplicable					
21	Significant subsidiaries of the registrant					X
22	Inapplicable					
23	Consent of KPMG LLP, independent registered public accounting firm (see page 88)					X
24	Inapplicable					
31.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32	Section 906 Certifications of Chief Executive Officer and Chief Financial Officer of OfficeMax Incorporated					X

† Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

(a) Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(1) The Trust Indenture between Boise Cascade Corporation (now known as OfficeMax Incorporated) and Morgan Guaranty Trust Company of New York, Trustee, dated October 1, 1985, as amended, was filed as exhibit 4 in the Registration Statement on Form S-3 No. 33-5673, filed May 13, 1986. The Trust Indenture has been supplemented on seven occasions as follows: The First Supplemental Indenture, dated December 20, 1989, was filed as exhibit 4.2 in the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 No. 33-32584, filed December 20, 1989. The Second Supplemental Indenture, dated August 1, 1990, was filed as exhibit 4.1 in our Current Report on Form 8-K filed on August 10, 1990. The Third Supplemental Indenture, dated December 5, 2001, between Boise Cascade Corporation and BNY Western Trust Company, as trustee, to the Trust Indenture dated as of October 1, 1985, between Boise Cascade Corporation and U.S. Bank Trust National Association (as successor in interest to Morgan Guaranty Trust Company of New York) was filed as exhibit 99.2 in our Current Report on Form 8-K filed on December 10, 2001. The Fourth Supplemental Indenture dated October 21, 2003, between Boise Cascade Corporation and U.S. Bank Trust National Association was filed as exhibit 4.1 in our Current Report on Form 8-K filed on October 20, 2003. The Fifth Supplemental Indenture dated September 16, 2004, among Boise Cascade Corporation, U.S. Bank Trust National Association and BNY Western Trust Company was filed as exhibit 4.1 to our Current Report on Form 8-K filed on September 22, 2004. The Sixth Supplemental Indenture dated October 29, 2004, between OfficeMax Incorporated and U.S. Bank Trust National Association was filed as exhibit 4.1 to our Current Report on Form 8-K filed on November 4, 2004. The Seventh Supplemental Indenture, made as of December 22, 2004, between OfficeMax Incorporated and U.S. Bank Trust National Association was filed as exhibit 4.1 to our Current Report on Form 8-K filed on December 22, 2004. Each of the documents referenced in this footnote is incorporated herein by reference.

(2) The Deferred Compensation and Benefits Trust, as amended and restated as of December 13, 1996, was filed as exhibit 10.18 in our Annual Report on Form 10-K for the fiscal year ended December 31, 1996. Amendment No. 4, dated July 29, 1999, to the Deferred Compensation and Benefits Trust was filed as exhibit 10.18 in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999. Amendment No. 5, dated December 6, 2000, to the Deferred Compensation and Benefits Trust was filed as exhibit 10.18 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000. Amendment No. 6, dated May 1, 2001, to the Deferred Compensation and Benefits Trust was filed as exhibit 10 in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. Each of the documents referenced in this footnote is incorporated herein by reference.

(3) Our Code of Ethics can be found on our website investor.officemax.com by clicking on "Code of Ethics."

Exhibit 31.1

CEO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Ravichandra Saligram, certify that:

1. I have reviewed this annual report on Form 10-K of OfficeMax Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2012

/s/ RAVICHANDRA SALIGRAM

Ravichandra Saligram
Chief Executive Officer

Exhibit 31.2

CFO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Bruce Besanko, certify that:

1. I have reviewed this annual report on Form 10-K of OfficeMax Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2012

/s/ BRUCE BESANKO

Bruce Besanko
Chief Financial Officer

Exhibit 32

SECTION 906 CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER OF OFFICEMAX INCORPORATED

We are providing this Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C., Section 1350. It accompanies OfficeMax Incorporated's annual report on Form 10-K (the "Report") for the fiscal year ended December 31, 2011.

I, Ravichandra Saligram, OfficeMax Incorporated's chief executive officer, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, OfficeMax Incorporated's financial condition and results of operations.

/s/ RAVICHANDRA SALIGRAM

Ravichandra Saligram
Chief Executive Officer

I, Bruce Besanko, OfficeMax Incorporated's chief financial officer, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, OfficeMax Incorporated's financial condition and results of operations.

/s/ BRUCE BESANKO

Bruce Besanko
Chief Financial Officer

Dated: February 24, 2012

A signed original of this written statement required by Section 906 has been provided to OfficeMax Incorporated and will be retained by OfficeMax Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

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OfficeMax®

BOARD OF DIRECTORS

Warren Bryant
Former Chairman, President and Chief Executive Officer, Longs Drug Stores Corporation

Joseph DePinto
President and Chief Executive Officer, 7-Eleven, Inc.

Rakesh Gangwal
Chairman of the Board, OfficeMax Incorporated; Former Chairman, President and Chief Executive Officer, Worldspan Technologies, Inc.; Former President and Chief Executive Officer, US Airways Group, Inc.

V. James Marino
Former President and Chief Executive Officer, Alberto-Culver Company

William Montgoris
Former Chief Operating Officer and Chief Financial Officer, The Bear Stearns Companies Inc.

Francesca Ruiz de Luzuriaga
Independent Business Development Consultant; Former Chief Operating Officer, Mattel Interactive

Ravi Saligram
President and Chief Executive Officer, OfficeMax Incorporated

David Szymanski
Dean, University of Cincinnati College of Business

OFFICERS

Jim Barr
Executive Vice President and Chief Digital Officer

Bruce Besanko
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Matthew Broad
Executive Vice President, General Counsel

Randy Burdick
Executive Vice President and Chief Information Officer

Tony Giuliano
Vice President, Treasurer and Investor Relations

John Kenning*
Executive Vice President and President of Contract

Michael Lewis
Executive Vice President and President of Retail

Deb O'Connor
Senior Vice President, Finance and Chief Accounting Officer

Steve Parsons
Executive Vice President and Chief Human Resources Officer

Ravi Saligram
President and Chief Executive Officer

Reuben Slone
Executive Vice President, Supply Chain and General Manager, Services

Susan Wagner-Fleming
Senior Vice President, Corporate Secretary and Associate General Counsel

*Effective April 2, 2012

SHAREHOLDER INFORMATION

Corporate Headquarters
OfficeMax® Incorporated
263 Shuman Boulevard
Naperville, IL 60563
Tel 630.438.7800

Annual Shareholders Meeting
Our annual meeting of shareholders will be held at 2:00 p.m. Central Time on Monday, April 30, 2012, in Naperville, Illinois.

Stock Market Listing
OfficeMax common stock (symbol OMX) is listed on the New York Stock Exchange.

Transfer Agent and Registrar
Common Stock
Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota

Stockholder Information
Questions regarding stock holdings, certificate replacement/transfer, dividends and address changes should be addressed to:

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075
Tel 800.248.5784 or 651.450.4064
Website:
wellsfargo.com/com/shareowner_services/index.jhtml

Investor Relations Department
OfficeMax Incorporated
263 Shuman Boulevard
Naperville, IL 60563
Tel 630.864.6800
Email: investor@officemax.com
Website: investor.officemax.com

General Information
The OfficeMax website at officemax.com contains additional information about the company and our businesses in the "Who We Are" section. The "Investors" section contains many of our financial documents, including recent annual reports, proxy statements, financial news releases and Securities and Exchange Commission filings. Information for shareholders is available under "Shareholder Services" in the "Investors" section.

Independent Registered Public Accounting Firm
KPMG LLP, Chicago, Illinois

2012 WORLD'S MOST ETHICAL COMPANIES
WWW.ETHISPHERE.COM

The Ethisphere Institute has named OfficeMax® one of the World's Most Ethical Companies for 2012 in recognition of its outstanding commitment to ethical leadership, compliance practices and corporate social responsibility.